2023 ANNUAL REPORT C O N N E C T

About Us NOTICE TO READER: This document contains forward-looking statements and information relating to expected future events and the Company’s financial and operating results and projections. This document also presents key performance indicators used by the Company to measure its performance that are not recognized under International Financial Reporting Standards (“IFRS”). Please refer to the Management’s Discussion and Analysis section of this report for further information and disclaimers concerning these forward-looking statements and non-IFRS measures. This report includes images that may be artists’ renderings and may not represent all Tricon properties. All financial information is presented in U.S. dollars and as of December 31, 2023, unless otherwise indicated. Tricon Residential Inc. (NYSE: TCN, TSX: TCN) is an owner, operator and developer of a growing portfolio of approximately 38,000 single-family rental homes in the U.S. Sun Belt and multi-family apartments in Toronto, Canada. Our commitment to enriching the lives of our employees, residents and local communities underpins Tricon’s culture and business philosophy. We provide high-quality rental housing options for families across the U.S. and in Toronto, Canada through our technology-enabled operating platform and dedicated on-the-ground operating teams. Our development programs are also delivering thousands of new rental homes and apartments as part of our commitment to help solve the housing supply shortage. At Tricon, we imagine a world where housing unlocks life’s potential. For more information, visit www.triconresidential.com. To a page(s) in the report: To a website page: To an email: REFERENCE SYMBOLS We believe that quality rental housing can unlock life’s potential, and this drives our thinking and our actions every day. NASHVILLE, TN 1TRICON RESIDENTIAL 2023 ANNUAL REPORT

Tricon Vantage Bill of Rights Sustainability Our Technology Management’s Discussion and Analysis Consolidated Financial Statements Corporate Information 12 10 15 75 138 14 13 Contents Our People and Residents Our Focus Our Purpose and Guiding Principles Our Leadership Our Board of Directors Our Team Who We Are 3 6 7 4 8 5 9 2TRICON RESIDENTIAL 2023 ANNUAL REPORT

Our Team Our Leadership Our Board of Directors 4 5 3TRICON RESIDENTIAL 2023 ANNUAL REPORT Our Team Our Technology SustainabilityWho We AreAbout Us MD&A Consolidated Financial Statements Corporate Information

About Us Our Team Who We Are Our Technology Sustainability MD&A
Consolidated Financial Statements Corporate Information

Our Leadership



Gary Berman

President & Chief Executive Officer, Director



Wissam Francis

Executive Vice President & Chief Financial Officer



Jonathan Ellenzweig

Executive Vice President & Chief Investment Officer



Kevin Baldridge

Executive Vice President & Chief Operating Officer



Sherrie Suski

Executive Vice President & Chief People Officer



David Veneziano

Executive Vice President & Chief Legal Officer

TRICON RESIDENTIAL 2023 ANNUAL REPORT 4

About Us Our Team Who We Are Our Technology Sustainability MD&A
Consolidated Financial Statements Corporate Information

Our Board of Directors



David Berman

Executive Chairman
& Co-Founder



Gary Berman

President & Chief Executive
Officer, Director



Frank Cohen

Independent Director



Camille Douglas

Independent Director



Renée Lewis Glover

Independent Director



Ira Gluskin

Independent Director



Michael Knowlton

Independent Chair of
the Audit Committee



Siân M. Matthews

Independent Chair of the
Compensation, Nominating &
Corporate Governance Committee



Geoff Matus

Director & Co-Founder



Peter D. Sacks

Independent Lead Director

TRICON RESIDENTIAL 2023 ANNUAL REPORT 5

Who We Are Our People and Residents Our Focus Our Purpose and Guiding Principles 8 7 9 6TRICON RESIDENTIAL 2023 ANNUAL REPORT Our Team Our Technology SustainabilityWho We AreAbout Us MD&A Consolidated Financial Statements Corporate Information

Our People and Residents 7 Our Technology SustainabilityOur Team Who We AreAbout Us MD&A Consolidated Financial Statements Corporate Information TRICON RESIDENTIAL 2023 ANNUAL REPORT

About Us | Our Team | **Who We Are** | Our Technology | Sustainability | MD&A
Consolidated Financial Statements | Corporate Information

Our Focus


RENO
NORTHERN CALIFORNIA
LAS VEGAS
SOUTHERN CALIFORNIA
PHOENIX
DALLAS
AUSTIN
HOUSTON
SAN ANTONIO
NASHVILLE
INDIANAPOLIS
GREENSBORO
RALEIGH
CHARLOTTE
GREENVILLE
ATLANTA
COLUMBIA
TORONTO
JACKSONVILLE
ORLANDO
TAMPA
SOUTHEAST FLORIDA

FOCUS ON HIGH-GROWTH GEOGRAPHIC MARKETS

80% of our properties are in areas with 10% – 20% Projected Population Growth (2020 – 2030)[1]

Single-Family Rental

Multi-Family Rental

CATERING TO THE MIDDLE-MARKET DEMOGRAPHIC

- Long-term renters
- Stable cash flow profile
- Low turnover rate
- Strong rent-to-income ratio

1 Source: John Burns Real Estate Consulting and The Cooper Center at the University of Virginia.

TRICON RESIDENTIAL 2023 ANNUAL REPORT
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About Us Our Team Who We Are Our Technology Sustainability MD&A
Consolidated Financial Statements Corporate Information

Our Purpose

Imagine a world where housing unlocks life's potential.

Our Guiding Principles

Care & Compassion

Go above and beyond to enrich the lives of our residents.

Dedication & Excellence

Commit to and inspire excellence in everything we do.

Curiosity & Innovation

Ask questions, embrace problems, thrive on the process of innovation.

Integrity & Honesty

Do what is right, not what is easy.

Leadership & Legacy

Elevate each other so together we leave an enduring legacy.


THE IVY TORONTO, ON
PHOENIX, AZ
THE SELBY TORONTO, ON
CHARLOTTE, NC
MAPLE HOUSE TORONTO, ON
INDIANAPOLIS, IN
NASHVILLE, TN
HOUSTON, TX

TRICON RESIDENTIAL 2023 ANNUAL REPORT 9

Our Technology Scalable Technology-Enabled Operating Platform 11 10TRICON RESIDENTIAL 2023 ANNUAL REPORT Our Team Our Technology SustainabilityWho We AreAbout Us MD&A Consolidated Financial Statements Corporate Information

About Us Our Team Who We Are Our Technology Sustainability MD&A
Consolidated Financial Statements Corporate Information

Scalable Technology-Enabled Operating Platform

Technology and innovation are at the core of Tricon's success – our tech-enabled operating platform allows us to scale our business, continuously improve the resident experience and drive operating efficiencies.

ASSET MANAGEMENT

Implemented Revenue Management Platform (RMP) to automate SFR pricing capability.

Exploring advanced technology learning models to predict demand, supply (move-outs and purchases), seasonality impacts, and to inform pricing posture (occupancy vs. rent bias).

ACQUISITIONS

TriAD 2.0 further automates and enhances our proprietary acquisition platform for more efficient transaction processing.

We use leading-edge technology to streamline rent underwriting and renovation costs to provide the best resident experience.


Technology
&
Innovation

CALL CENTER

Launched Intelligent Virtual Agent (IVA) to maintenance call center to automate work orders and routing of after-hours work orders to vendors.

Continuously refining omnichannel capabilities, resident sentiment and intent analysis, and ways of measuring call quality.

RESIDENT UNDERWRITING

Statistical screening model used to qualify residents, drive retention and reduce turnover costs.

Exploring automation of income verification and ID validation processes.

REPAIRS & MAINTENANCE

Introduced new smart phone field app for technicians with automated dispatching, smart routing, resident work order scheduling, and tech tracker with real-time updates of tech en route.

Exploring data-driven approaches and AI/machine learning to predict turn/renovation scope and reduce timing for new scopes.

LEASING

Leverage 360-degree online tours, self-showing technology, and algorithmic lead scoring in order to maximize prospect conversion.

Rolling out our enhanced self-show using Alexa to describe features of the home and answer questions.

TRICON RESIDENTIAL 2023 ANNUAL REPORT 11

Sustainability Tricon Vantage Bill of Rights 14 13 12TRICON RESIDENTIAL 2023 ANNUAL REPORT Our Team Our Technology SustainabilityWho We AreAbout Us MD&A Consolidated Financial Statements Corporate Information

About Us | Our Team | Who We Are | Our Technology | Sustainability | MD&A
Consolidated Financial Statements | Corporate Information

Tricon Vantage

The Tricon Vantage Program

At Tricon, we strive to positively impact the lives of our residents. Our market-leading Tricon Vantage Program illustrates this commitment. Our long-standing practice of self-governed rent renewals, whereby we offer moderated rent increases for current residents, is at the heart of Tricon Vantage. Tricon Vantage also offers the following for the financial well-being of our residents:

Financial Literacy Program

We offer our single-family home residents access to a comprehensive financial literacy program. The curriculum is tailored to provide tools for improving savings, budgeting, debt management, home ownership and disaster preparedness.

1,400+

one-on-one coaching sessions delivered since program inception in 2022 leading to improved credit scores, decreased debt, and increased savings, benefiting an estimated 4,000+ residents of Tricon rental homes.

Credit Builder Program

Good credit is essential to financial well-being. We offer residents a program that reports rent payments to the three major credit bureaus, giving them the opportunity to improve their credit scores simply by making monthly rent payments.

2,340+

residents remain actively subscribed to monthly rent reporting.

55+

average credit score improvement per participating resident.

Resident Down Payment Assistance Program

We provide qualifying single-family home residents with $5,000 toward their down payment to buy any home in the U.S.

$6.5M+

Total value of homes purchased by Tricon residents taking advantage of the Down Payment Assistance Program over the last year.

1 family every month

Since the program's inception, one family every month on average has received down payment assistance in cities including Atlanta, Dallas, Jacksonville, Orlando, Phoenix, Houston and Tampa.

Resident Home Purchase Program

As part of our commitment to ensuring residents' ability to remain in their preferred homes, we make certain single-family homes eligible for our home purchase program. On the rare occasion we decide to sell a home, we give qualified occupying residents an opportunity and first right to purchase it before it is listed for sale.

72+

homes sold to residents since the program's introduction in 2021.

Resident Emergency Assistance Fund

We established the fund to help residents experiencing job loss, health issues, the death of a relative or other unexpected hardships, pay rent, utilities, medical bills and/or insurance premiums. An independent review board that includes past Tricon residents awards the grants on a case-by-case basis.

$775K+

in emergency assistance granted since the program's inception in 2019.

~400

families received assistance.

TRICON RESIDENTIAL 2023 ANNUAL REPORT

For more information and applicable conditions, please visit triconresidential.com/tricon-vantage-programs.

13

About Us Our Team Who We Are Our Technology Sustainability MD&A
Consolidated Financial Statements Corporate Information

Bill of Rights

Tricon's Resident Bill of Rights[1] – for Our Single-Family Home Residents

Tricon believes that housing is the key to unlocking life's potential, and we are proud to put our residents first. We take the responsibility of being a housing provider seriously and consider it a privilege to have the opportunity to positively impact our residents' lives. With our industry-first Resident Bill of Rights, our residents can count on Tricon to provide a quality home with genuine, caring and reliable service. In that spirit, we are committed to protecting the following rights:

Right to Shelter

Waive base rent if a home is not ready on time for move-in or if we cause a home to be temporarily unlivable and need a resident to move out; assist with payment for temporary shelter.

Right to Renewals

Offer to renew or extend leases for residents in good standing, with limited exceptions.



Right to Fair Advance Notice

Provide minimum advance notice for lease renewals or extension offers, base rent adjustments, and termination notices for residents on month-to-month leases.

Right to Moderated Rent Increases

Offer one or more options that allow residents to moderate their base rent increase.

Right to Participate in Financial Health and Credit Builder Programs

Offer financial literacy training programs focused on saving, budgeting and debt management, as well as a credit builder program.

Right to Purchase

Provide qualifying residents the first opportunity to purchase the home they are renting if we elect to sell it.

Right to Fair and Transparent Fees NEW

Disclose all resident fees on our website before lease signing, ensuring full transparency. No surprises. No junk fees.

Right to Our Support if You Buy Another Home

Grant qualifying long-term residents with a portion of the down payment needed to buy a home of their choosing.

Right to Respect

Commit to treating residents with fairness, reasonableness, honesty, dignity, and the utmost respect.

1 Terms and conditions apply, please visit triconresidential.com/bill-of-rights for more information.

TRICON RESIDENTIAL 2023 ANNUAL REPORT 14

Management’s Discussion and Analysis For the year ended December 31, 2023 15TRICON RESIDENTIAL 2023 ANNUAL REPORT Our Team Our Technology SustainabilityWho We AreAbout Us MD&A Consolidated Financial Statements Corporate Information

16TRICON RESIDENTIAL 2023 ANNUAL REPORT TABLE OF CONTENTS Non-IFRS measures, forward-looking statements and market and industry data 17 1. INTRODUCTION 20 1.1 Vision and guiding principles 20 1.2 Business overview 21 1.3 Sustainability 24 2. HIGHLIGHTS 26 3. CONSOLIDATED FINANCIAL RESULTS 29 3.1 Review of income statements 29 3.2 Review of selected balance sheet items 38 3.3 Subsequent events 42 4. OPERATING RESULTS OF BUSINESSES 44 4.1 Single-Family Rental 44 4.2 Adjacent residential businesses 49 4.2.1 Multi-Family Rental 49 4.2.2 Residential Development 51 4.3 Strategic Capital 53 5. LIQUIDITY AND CAPITAL RESOURCES 56 5.1 Financial strategy 56 5.2 Liquidity 56 5.3 Capital resources 57 6. OPERATIONAL KEY PERFORMANCE INDICATORS 58 7. ACCOUNTING ESTIMATES AND POLICIES, CONTROLS AND PROCEDURES, AND RISK ANALYSIS 60 7.1 Revenue and income recognition 60 7.2 Accounting estimates and policies 62 7.3 Controls and procedures 65 7.4 Transactions with related parties 66 7.5 Dividends 66 7.6 Compensation incentive plans 66 7.7 Risk definition and management 66 8. HISTORICAL FINANCIAL INFORMATION 69 APPENDIX A – RECONCILIATIONS 72

MANAGEMENT’S DISCUSSION AND ANALYSIS for the year ended December 31, 2023 17TRICON RESIDENTIAL 2023 ANNUAL REPORT NON-IFRS MEASURES This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the consolidated financial statements and accompanying notes for the year ended December 31, 2023 (the “Consolidated Financial Statements”) of Tricon Residential Inc. (“Tricon”, “us”, “we” or the “Company”), prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“the IASB”) and consistent with the Company’s audited annual consolidated financial statements for the year ended December 31, 2022. The Company has included herein certain non-IFRS financial measures and non-IFRS ratios, including, but not limited to: “proportionate” metrics, net operating income (“NOI”), NOI margin, proportionate same home NOI and NOI margin, funds from operations (“FFO”), core funds from operations (“Core FFO”), adjusted funds from operations (“AFFO”), Core FFO per share, AFFO per share, Core FFO payout ratio, AFFO payout ratio, as well as certain key indicators of the performance of our businesses which are supplementary financial measures. These measures are commonly used by entities in the real estate industry as useful metrics for measuring performance. We utilize these measures in managing our business, including performance measurement and capital allocation. In addition, certain of these measures are used in measuring compliance with our debt covenants. We believe that providing these performance measures on a supplemental basis is helpful to investors and shareholders in assessing the overall performance of the Company’s business. However, these measures are not recognized under and do not have any standardized meaning prescribed by IFRS as issued by the IASB, and are not necessarily comparable to similar measures presented by other publicly-traded entities. These measures should be considered as supplemental in nature and not as a substitute for related financial information prepared in accordance with IFRS. Because non-IFRS financial measures, non-IFRS ratios and supplementary financial measures do not have standardized meanings prescribed under IFRS, securities regulations require that such measures be clearly defined, identified, and reconciled to their nearest IFRS measure. The definition, calculation and reconciliation of the non-IFRS financial measures and the requisite disclosure for non-IFRS ratios used in this MD&A are provided in Section 4 and Appendix A, and the supplementary financial measures which are key performance indicators presented herein are discussed in detail in Section 6. The non-IFRS financial measures, non-IFRS ratios and supplementary financial measures presented herein should not be construed as alternatives to net income (loss) or cash flow from the Company’s activities, determined in accordance with IFRS, as indicators of Tricon’s financial performance. Tricon’s method of calculating these measures may differ from other issuers’ methods and, accordingly, these measures may not be comparable to similar measures presented by other publicly-traded entities. FORWARD-LOOKING STATEMENTS Certain statements in this MD&A are considered “forward-looking information” as defined under applicable securities laws (“forward-looking statements”). This document should be read in conjunction with material contained in the Company’s current Consolidated Financial Statements along with the Company’s other publicly filed documents. Words such as “may”, “would”, “could”, “will”, “anticipate”, “believe”, “plan”, “expect”, “intend”, “estimate”, “aim”, “endeavor”, “project”, “continue”, “target” and similar expressions identify these forward-looking statements. Statements containing forward-looking information are not historical facts but instead reflect management’s expectations, intentions and beliefs concerning anticipated future events, results, circumstances, economic performance or expectations with respect to Tricon and its investments and are based on information currently available to management and on assumptions that management believes to be reasonable. This MD&A includes forward-looking statements pertaining to: anticipated operational and financial performance; the Company’s strategic and operating plans and growth prospects; expected demographic and economic trends impacting the Company’s key markets; project plans, costs, timelines and sales/rental expectations; expected performance fees; future cash flows; transaction and development timelines; anticipated demand for residential real estate; the anticipated growth of the Company’s rental businesses; the acquisition of build-to-rent projects; expected future acquisitions, acquisition pace, rent growth, operating expenses, occupancy and turnover rates, and capital expenditure programs for single-family rental homes and multi-family rental apartments; rollout of operations programs and resident betterment programs; debt financing and refinancing intentions; continuing increases in interest rates, inflation and economic uncertainty; the impact and aftermath of the COVID-19 pandemic; the anticipated benefits of the Go-Private Transaction to the Company and its shareholders; shareholder approvals, court approval and required regulatory approvals and other conditions required to complete the Go-Private Transaction; the anticipated timing of the completion of the Go-Private Transaction; future distributions by the Company; and the de-listing of the Common Shares from the TSX and the NYSE and the Company ceasing to be a reporting issuer; and the consequences to the Company and its shareholders if the Go-Private Transaction is not completed. The assumptions underlying these forward-looking statements and a list of factors that may cause actual business performance to differ from current projections are discussed in this MD&A and in the Company’s Annual Information Form dated February 27, 2024 (the “AIF”), which is available under Tricon’s profile on SEDAR+ at www.sedarplus.ca and (as part of its Form 40-F filing) EDGAR at www.sec.gov. The continuing impact and aftermath of COVID-19 on the operations, business and financial results of the Company may cause actual results to differ, possibly materially, from the results discussed in the forward-looking statements.

MANAGEMENT’S DISCUSSION AND ANALYSIS for the year ended December 31, 2023 18TRICON RESIDENTIAL 2023 ANNUAL REPORT Forward-looking statements are necessarily based on estimates and assumptions that, while considered reasonable by management of the Company as of the date of this MD&A, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The Company’s estimates, beliefs and assumptions, which may prove to be incorrect, include the various assumptions set forth herein, including, but not limited to, the Company’s future growth potential; results of operations; future prospects and opportunities; demographic and industry trends; no change in legislative or regulatory matters; future levels of indebtedness and prevailing interest rates; the tax laws as currently in effect; the continuing availability of capital and suitable acquisition and investment opportunities; current economic conditions including property value appreciation and overall levels of inflation; and the impact and aftermath of COVID-19. When relying on forward-looking statements to make decisions, the Company cautions readers not to place undue reliance on these statements, as forward-looking statements involve significant unknown risks and uncertainties. Forward-looking statements should not be read as guarantees of future performance or results and will not necessarily be accurate indications of whether or not the times at or by which such performance or results will be achieved. A number of factors could cause actual results to differ, possibly materially, from the results discussed in the forward-looking statements, including, but not limited to, the failure to obtain necessary approvals or satisfy (or obtain a waiver of) the conditions to closing the Transaction, the occurrence of any event, change or other circumstance that could give rise to the termination of the Transaction, the Company or Blackstone’s failure to consummate the Transaction when required or on the terms as originally negotiated, risks related to the disruption of management time from ongoing business operations due to the Transaction and possible difficulties in maintaining customer, supplier, key personnel and other strategic relationships, potential litigation relating to the Transaction, including the effects of any outcomes related thereto, the Company’s ability to execute its growth strategies; the impact of changing conditions in the multi-family housing market; increasing competition in the single-family and multi-family housing market; the effect of fluctuations and cycles in the Canadian and U.S. real estate market; the marketability and value of the Company’s portfolio; the expected future value of the Company’s portfolio; changes in the attitudes, financial condition and demand of the Company’s demographic market; rising interest rates and volatility in financial markets; the potential impact of reduced supply of labor and materials on expected costs and timelines; rates of inflation and overall economic uncertainty; developments and changes in applicable laws and regulations; and the impact of COVID-19 on the operations, business and financial results of the Company. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance or achievements could vary materially from those expressed or implied by the forward- looking statements contained in this MD&A. See the AIF and the continuous disclosure documents referenced in Section 7.7 for a more complete list of risks relating to an investment in the Company and an indication of the impact the materialization of such risks could have on the Company, and therefore cause actual results to deviate from the forward-looking statements. Certain statements included in this MD&A may be considered a “financial outlook” for purposes of applicable securities laws, and as such, the financial outlook may not be appropriate for purposes other than this document. Although the forward-looking statements contained in this MD&A are based upon what management currently believes to be reasonable assumptions (including those noted above), there can be no assurance that actual results, performance or achievements will be consistent with these forward-looking statements. The forward-looking statements contained in this document are expressly qualified in their entirety by this cautionary statement. When relying on our forward-looking statements to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. The forward-looking statements in this MD&A are made as of the date of this document and the Company does not intend to, or assume any obligation to, update or revise these forward-looking statements or information to reflect new information, events, results or circumstances or otherwise after the date on which such statements are made to reflect the occurrence of unanticipated events, except as required by law, including securities laws. MARKET AND INDUSTRY DATA This MD&A may include certain market and industry data and forecasts obtained from third-party sources, industry publications and publicly available information as well as industry data prepared by management on the basis of its knowledge of the industry in which the Company operates (including management’s estimates and assumptions relating to the industry based on that knowledge). Management’s knowledge of the North American residential real estate industry has been developed through its experience and participation in the industry. Management believes that its industry data is accurate and that its estimates and assumptions are reasonable, but there can be no assurance as to the accuracy or completeness of this data. Third-party sources generally state that the information contained therein has been obtained from sources believed to be reliable, but there can be no assurance as to the accuracy or completeness of included information. Although management believes it to be reliable, the Company has not independently verified any of the data from third-party sources referred to in this MD&A, or analyzed or verified the underlying studies or surveys relied upon or referred to by such sources, or ascertained the underlying economic assumptions relied upon by such sources.

1. Introduction 19 Our Technology SustainabilityOur Team Who We AreAbout Us MD&A Consolidated Financial Statements Corporate Information TRICON RESIDENTIAL 2023 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS for the year ended December 31, 2023 20TRICON RESIDENTIAL 2023 ANNUAL REPORT 1. INTRODUCTION This Management’s Discussion and Analysis (“MD&A”) is dated as of February 27, 2024, the date it was approved by the Board of Directors of Tricon Residential Inc. (“Tricon”, “us”, “we” or the “Company”), and reflects all material events up to that date. It should be read in conjunction with the Company’s audited consolidated financial statements and related notes for the year ended December 31, 2023 (“Consolidated Financial Statements”), which were prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). The audited annual consolidated financial statements are available on the Company’s website at www.triconresidential.com, on the Canadian Securities Administrators’ website at www.sedarplus.ca, and as part of the Company’s annual report (Form 40-F) filed on the EDGAR section of the U.S. Securities and Exchange Commission’s (“SEC”) website at www.sec.gov. Additional information about the Company, including its Annual Information Form, is available on these websites. The registered office of the Company is at 7 St. Thomas Street, Suite 801, Toronto, Ontario M5S 2B7. The Company’s common shares are traded under the symbol TCN on both the New York Stock Exchange (the “NYSE”) and the Toronto Stock Exchange (the “TSX”). On January 19, 2024, the Company announced that it had entered into an arrangement agreement (the “Arrangement Agreement”) under which Blackstone Real Estate Partners X L.P. (“BREP X”), together with Blackstone Real Estate Income Trust, Inc. (“BREIT” and, together with BREP X and their respective affiliates, “Blackstone”), will acquire all outstanding common shares of Tricon, resulting in the privatization of the Company. Refer to Section 3.3 of this document or Note 40 to the consolidated financial statements for details. All dollar amounts in this MD&A are expressed in U.S. dollars unless otherwise indicated. 1.1 Vision and guiding principles Tricon was founded in 1988 as a fund manager for private clients and institutional investors focused on for-sale residential real estate development. The pursuit of continuous improvement as well as a desire to diversify and facilitate succession planning drove the Company’s decision to become publicly traded in 2010. While the U.S. for-sale housing industry was decimated in the Great Recession of 2007–2009, Tricon’s strong foundation and its leaders’ resilience helped it endure the downturn and learn valuable lessons that informed the Company’s decision to ultimately focus on rental housing. In the decade that followed, Tricon embarked on a deliberate transformation away from for-sale housing, which is inherently cyclical, to become a rental housing company that addresses the needs of a new generation facing reduced home affordability and a desire for meaningful human connections, convenience and a sense of community. Today, Tricon provides high-quality, essential shelter to residents. Tricon’s business is defensive by design, intended to outperform in good times and perform relatively well in more challenging times. Tricon was among the first to enter into and institutionalize the U.S. single-family rental industry. Our success has been built on a culture of innovation and a willingness to adopt new technologies to drive efficiencies and improve our residents’ lives. We believe that our ability to bring together capital, ideas, people and technology under one roof is unique in real estate and allows us to improve the resident experience, safeguard our stakeholders’ investments, and drive superior returns. Tricon strives to be North America’s pre-eminent single-family rental housing company serving the middle-market demographic by owning quality properties in attractive markets, focusing on operational excellence, and delivering an exceptional resident experience. Tricon is driven by its purpose statement – Imagine a world where housing unlocks life’s potential – and encourages its employees to conduct themselves every day according to the following guiding principles: • Go above and beyond to enrich the lives of our residents • Commit to and inspire excellence in everything we do • Ask questions, embrace problems, thrive on the process of innovation • Do what is right, not what is easy • Elevate each other so together we leave an enduring legacy Tricon’s guiding principles underpin our business strategy and culture of taking care of our employees first, who in turn are empowered and inspired to provide residents with superior service and to positively impact local communities. When our residents are satisfied, they rent with us longer, treat our properties as their own, and are likely to refer friends and family to become new customers. We have realized that the best way to drive returns for our shareholders and private investors is to ensure our team and residents are fulfilled. This is why Our People and Our Residents are also two of our key sustainability priorities (see Section 1.3).

MANAGEMENT’S DISCUSSION AND ANALYSIS for the year ended December 31, 2023 21TRICON RESIDENTIAL 2023 ANNUAL REPORT 1.2 Business overview Tricon is an owner, operator and developer of a growing portfolio of approximately 38,000 single-family rental homes located primarily in the U.S. Sun Belt and multi-family apartments in Canada. The Company also invests in adjacent residential businesses which include residential development assets in the United States and Canada. Through its fully integrated operating platform, the Company earns rental income and ancillary revenue from single-family rental properties, income from its investments in multi-family rental properties and residential developments, as well as fees from managing strategic capital associated with its businesses. Our commitment to enriching the lives of our employees, residents and local communities underpins Tricon’s culture and business philosophy. We provide high-quality rental housing options for families across the United States and Canada through our technology-enabled operating platform and dedicated on-the-ground operating teams. Our development programs are also delivering thousands of new rental homes and apartments as part of our commitment to help solve the housing supply shortage. At Tricon, we imagine a world where housing unlocks life’s potential. As at December 31, 2023, about 97% of the Company’s real estate assets are stabilized single-family rental homes and the remaining 3% are invested in adjacent residential businesses. ADJACENT RESIDENTIAL BUSINESSES 3% SINGLE-FAMILY RENTAL 97% $12.6 BILLION (Based on the fair value of single-family homes, equity-accounted investments in multi-family rental properties and Canadian residential developments, Canadian development properties (net of debt) and investments in U.S. residential developments.) Tricon’s single-family rental business Tricon’s U.S. single-family rental strategy targets the “middle-market” resident demographic which consists of over seven million U.S. renter households (source: U.S. Census Bureau). The Company defines the middle-market cohort as those households earning between $75,000 and $125,000 per year and with monthly rental payments of $1,600 to $2,300. These rent levels typically represent approximately 20–25% of household income, which provides each household with meaningful cushion to continue paying rent in times of economic hardship. Conversely, Tricon has the flexibility to increase rents and defray higher operating costs in a stronger economic environment without significantly impacting its residents’ financial well-being. Focusing on qualified middle-market families who are likely to be long-term residents is expected to result in lower turnover rates, thereby reducing turn costs and providing stable cash flows for the Company. Tricon offers its residents economic mobility and the convenience of renting a high-quality, renovated home without costly overhead expenses such as maintenance and property taxes, and with a focus on superior customer service.

MANAGEMENT'S DISCUSSION AND ANALYSIS
for the year ended December 31, 2023

In addition to targeting the middle-market demographic, Tricon is focused on the U.S. Sun Belt, which is home to approximately 40% of all U.S. households and is expected to experience population growth in excess of 10% in most markets from 2020 to 2030 (source: The Cooper Center at the University of Virginia, 2018). The U.S. Sun Belt has experienced significant population and job growth over time, driven by a friendly business environment, lower tax rates, enhanced affordability and a warm climate. The Company expects that the de-urbanization and de-densification trends that were accelerated by the COVID-19 pandemic will continue to support these demographic shifts toward our core markets. Furthermore, the Company believes that work-from-home trends and in-migration to the Sun Belt states will likely continue as employers continue to permit more flexible work arrangements and employees gravitate towards more affordable housing markets.


NV
6%
CA
9%
AZ
13%
TX
14%
IN
3%
TN
3%
NC
12%
SC
3%
GA
22%
FL
15%
Projected 2020 – 2030 population growth*
<10%
10% to 20%
Tricon NOI Concentration**

*Source: The Cooper Center at the University of Virginia
**NOI concentration based on same home single-family rental NOI as of Q4 2023

Tricon is focused on disciplined, long-term growth of its single-family rental home portfolio and has a sophisticated acquisition platform that is capable of deploying large amounts of capital across multiple acquisition channels and markets simultaneously.

In an undersupplied housing market, Tricon also believes in adding to the supply of rental homes and providing accessible housing solutions through its new home growth channels. These include the development of dedicated "build-to-rent" communities and the acquisition of both scattered new homes and completed single-family rental communities directly from homebuilders.

Through its differentiated strategic partnership model, Tricon has demonstrated its ability to raise and deploy third-party capital to accelerate growth, improve operating efficiency, and take development off balance sheet. Partnering with leading global real estate investors, the Company has established complementary single-family rental joint ventures.

TRICON RESIDENTIAL 2023 ANNUAL REPORT 22

MANAGEMENT'S DISCUSSION AND ANALYSIS
for the year ended December 31, 2023

	SFR JV-1 (Complete)	SFR JV-2 (Complete)	Homebuilder Direct JV (Complete)	Active Growth Vehicles: THPAS JV-1	Active Growth Vehicles: THPAS Development JV-2	Active Growth Vehicles: Total Active Growth Vehicles
Total Equity Commitment	$750 million	$1.55 billion	$450 million	$450 million	$500 million	$1.0 billion
Tricon's Share of Equity Commitment (% of Total)	$250 million (33%)	$450 million (29%)	$150 million (33%)	$50 million (11%)	$100 million (20%)	$150 million (15%)[1]
Vehicle Strategy	• Resale homes • Portfolios of existing homes	• Resale homes • Portfolios of existing homes	• Scattered new homes • Recently completed SFR communities (no investment in development)	• Development of dedicated single-family rental home communities	• Development of dedicated single-family rental home communities	

(1) As at December 31, 2023, Tricon's unfunded equity commitment to active growth vehicles was approximately $108 million and is expected to be funded over the next two years.

Adjacent residential businesses

Multi-family rental

In Canada, Tricon operates and holds a 20% weighted average ownership interest (based on net asset values) in two Class A rental properties totaling 786 units in downtown Toronto. These properties are managed through Tricon's vertically integrated platform, including local property management employees. Tricon plans to grow the Canadian multi-family rental portfolio as more Class A multi-family rental apartments from the residential development portfolio reach stabilization.

Residential development

Tricon develops new residential real estate properties, predominantly rental housing intended for long-term ownership. Such developments include (i) Class A multi-family rental apartments in Canada, (ii) single-family rental communities in the United States intended to operate as part of the single-family rental portfolio upon stabilization, and (iii) legacy land development and homebuilding projects, predominantly in the United States.

(i) Canadian Class A multi-family rental apartments:

Tricon is one of the most active developers of Class A purpose-built rental apartment buildings in downtown Toronto with seven projects under development and two income-producing properties (Maple House and The Ivy) in the stabilization phase, totaling approximately 4,784 units. Tricon holds a 38% weighted average ownership interest in this portfolio based on net asset values. Tricon holds most of these assets in partnerships with pension plans and strategic partners who have an investment bias towards long-term ownership and stable recurring cash flows. These institutional investors or strategic partners pay Tricon development management fees, asset management fees and possibly performance fees, enabling the Company to enhance its return on investment.

(ii) U.S. single-family rental communities:

The Company's build-to-rent strategy is focused on developing well-designed, dedicated single-family home rental communities, which often include shared amenities such as parks, playgrounds, pools and community gathering spaces. This strategy adds another growth channel to Tricon's single-family rental business, and leverages the Company's complementary expertise in land development, homebuilding and single-family rental property management. Once developed and stabilized, these build-to-rent communities will be integrated into the Company's technology-enabled property management platform. The Company currently has a development pipeline of approximately 2,400 rental homes in 16 communities across the U.S. Sun Belt through its THPAS JV-1 and THPAS Development JV-2 Investment Vehicles.

(iii) U.S. land development and homebuilding:

The Company's legacy business provides equity or equity-type financing to experienced local or regional developers and builders of for-sale housing primarily in the United States. These investments are typically made through Investment Vehicles that hold an interest in land development and homebuilding projects, including master-planned communities ("MPCs"). Tricon also serves as the developer of certain of its MPCs through its Houston-based subsidiary, The Johnson Companies LP ("Johnson"). Johnson is an integrated development platform with expertise in land entitlement, infrastructure, municipal bond finance and placemaking, and has deep relationships with public and regional homebuilders and commercial developers.

Johnson's reputation for developing high-quality MPCs is further evidenced by Johnson having two MPCs ranked in the top 50 based on homebuilder sales in 2023 according to RCLCO Real Estate Consulting.

TRICON RESIDENTIAL 2023 ANNUAL REPORT 23

MANAGEMENT’S DISCUSSION AND ANALYSIS for the year ended December 31, 2023 24TRICON RESIDENTIAL 2023 ANNUAL REPORT Strategic Capital Tricon earns fees from managing third-party capital invested in its real estate assets through separate accounts, joint ventures and commingled funds (“Investment Vehicles”). Activities of this business include: (i) Asset management of third-party capital: Tricon manages capital on behalf of institutional investors, including pension funds, sovereign wealth funds, insurance companies and others who seek exposure to the residential real estate industry. Tricon managed $8.2 billion of Assets Under Management (“AUM”) on behalf of third-party investors (out of total AUM of $16.3 billion) as at December 31, 2023 across its single-family rental, multi-family rental and residential development business segments (refer to Section 6 and Appendix A for further information concerning the Company’s AUM). For its services, Tricon earns asset management fees on fee-bearing capital, which totaled $2.6 billion as at December 31, 2023, and periodically earns performance fees when targeted investment returns are achieved. Tricon manages third-party capital for 12 of the top 100 largest institutional real estate investors in the world (source: “PERE Global Investor 100” ranking, October 2023). In 2023, Tricon ranked 40th globally and second in Canada (compared to 53rd globally and second in Canada in 2022) among global real estate investment managers based on private capital raised over the past five years (source: “2023 PERE 100” manager ranking, June 2023). Within that ranking, Tricon is the largest investment manager exclusively focused on residential real estate. (ii) Development management and related advisory services: Tricon earns development management fees from its rental development projects in Toronto, which leverage its fully integrated development team. In addition, Tricon earns contractual development fees and sales commissions from the development and sale of single-family lots, residential land parcels, and commercial land within the MPCs managed by its Johnson subsidiary. (iii) Property management of rental properties: Tricon provides integrated property management services to its entire rental portfolio. The property management business is headquartered in Orange County, California, and provides resident-facing services including marketing, leasing, and repairs and maintenance delivered through a dedicated call center and local field offices. For its services, Tricon earns property management fees, typically calculated as a set percentage of the gross revenues of each property, as well as leasing, construction and acquisition fees. 1.3 Sustainability Sustainability principles have guided Tricon’s history of delivering business excellence since 1988. Tricon remains focused on the following five strategic sustainability priorities: Our People: Tricon is committed to engaging, supporting and enriching the lives of its employees so they can thrive and, in turn, take care of our residents and the communities in which we operate. To align our purpose-driven culture with our sustainability strategy, Tricon focuses on: (i) creating an exceptional employee experience by empowering and enabling employees to unlock their potential, (ii) delivering company-wide professional development opportunities that promote high-performing work teams, and (iii) fostering a culture of diversity, inclusion and belonging to increase cognitive diversity and perspective. Our Residents: Tricon’s goal is to build meaningful communities where people can connect, grow and prosper. In that continued effort, Tricon focuses on: (i) providing residents with high-quality housing and best-in-class resident experience, (ii) delivering Tricon Vantage – a market-leading program aimed at providing its U.S. residents with tools and resources to set financial goals and enhance their long-term economic stability, and (iii) giving back to the communities where we operate through our volunteer services and charitable giving programs. Our Impact: Tricon is committed to making investments and operational decisions that reduce the environmental impact and enhance the sustainability and resource efficiency of our portfolio. The environmental impact portion of our sustainability program focuses on: (i) developing and implementing sustainable methodologies to ensure our investments, developments and renovation projects adhere to our sustainability objectives and commitments, (ii) investigating and investing in new technologies, materials and renovation methods to reduce resource consumption across our real estate portfolio, and (iii) investigating and investing in the reduction of resource consumption across our property management and corporate office operations. Our Innovation: Tricon is firmly committed to leveraging innovative technologies and housing solutions to drive convenience, connectivity and affordability. Core service offerings are guided by two key desired outcomes: (i) delivering superior service that creates exceptional resident experiences, and (ii) developing offerings that enhance the lives of residents while addressing their housing needs. Our Governance: Tricon aims to proactively identify, understand and manage the risks to our business while acting in a manner that exemplifies our commitment to ethics, integrity, trust and transparency. Tricon’s sustainability program focuses on the following governance initiatives: (i) maintaining a culture of compliance, integrity and ethics, (ii) embedding a strong risk management culture by setting a foundation for effectively identifying, analyzing and managing material and systemic risks, and (iii) maintaining a diverse Board of Directors composition, in which either gender is represented by one-third of all directors. Tricon’s next annual sustainability report is slated for publication in the spring of 2024. Details of our key sustainability commitments, initiatives, policies and reported performance progress can be found on the Company’s website under Sustainability.

2. Highlights 25 Our Technology SustainabilityOur Team Who We AreAbout Us MD&A Consolidated Financial Statements Corporate Information TRICON RESIDENTIAL 2023 ANNUAL REPORT

MANAGEMENT'S DISCUSSION AND ANALYSIS
for the year ended December 31, 2023

2. HIGHLIGHTS

The following section presents highlights for the quarter on a consolidated and proportionate basis.

On October 18, 2022, the Company sold its remaining 20% equity interest in its U.S. multi-family rental portfolio, held through Tricon US Multi-Family REIT LLC. In accordance with IFRS 5, *Non-current Assets Held for Sale and Discontinued Operations*, the Company reclassified the prior-period results and cash flows of Tricon US Multi-Family REIT LLC as discontinued operations separate from the Company's continuing operations.

Core funds from operations ("Core FFO"), Core FFO per share, Adjusted funds from operations ("AFFO"), and AFFO per share are non-IFRS financial measures and non-IFRS ratios as identified in Section 6. The Company uses guidance specified by the National Association of Real Estate Investment Trusts ("NAREIT") to calculate FFO, upon which Core FFO and AFFO are based. The measures are presented on a proportionate basis, reflecting only the portion attributable to Tricon's shareholders based on the Company's ownership percentage of the underlying entities and excludes the percentage associated with non-controlling and limited partners' interests. The Company believes that providing FFO, Core FFO and AFFO on a proportionate basis is helpful to investors in assessing the overall performance of the Company's business. Note that FFO, Core FFO, Core FFO per share, AFFO and AFFO per share are not meant to be used in measuring the Company's liquidity. See "Non-IFRS measures" on page 17 and Appendix A for a reconciliation to the most directly comparable IFRS measures.

For the periods ended December 31	Three months		Twelve months	
(in thousands of U.S. dollars, except per share amounts which are in U.S. dollars, unless otherwise indicated)	2023	2022	2023	2022
Financial highlights on a consolidated basis				
Net (loss) income from continuing operations, including:	**$ (35,470)**	**$ 55,883**	**$ 121,824**	**$ 779,374**
Fair value gain on rental properties	2,029	56,414	210,936	858,987
Basic (loss) earnings per share attributable to shareholders of Tricon from continuing operations	**(0.14)**	**0.19**	**0.42**	**2.82**
Diluted (loss) earnings per share attributable to shareholders of Tricon from continuing operations	**(0.14)**	**0.11**	**0.41**	**1.98**
Net income from discontinued operations	–	1,829	–	35,106
Basic earnings per share attributable to shareholders of Tricon from discontinued operations	–	0.01	–	0.13
Diluted earnings per share attributable to shareholders of Tricon from discontinued operations	–	0.01	–	0.11
Dividends per share	**$ 0.058**	**$ 0.058**	**$ 0.232**	**$ 0.232**
Weighted average shares outstanding – basic	**273,847,034**	**274,684,779**	**273,657,451**	**274,483,264**
Weighted average shares outstanding – diluted	**275,664,083**	**311,222,080**	**275,543,799**	**311,100,493**
Non-IFRS[(1)] measures on a proportionate basis				
Core funds from operations ("Core FFO")	$ 45,651	$ 96,841	$ 172,597	$ 237,288
Adjusted funds from operations ("AFFO")	38,159	88,694	139,110	198,264
Core FFO per share[(2)]	0.15	0.31	0.56	0.76
AFFO per share[(2)]	0.12	0.28	0.45	0.64
Select balance sheet items reported on a consolidated basis			December 31, 2023	December 31, 2022
Total assets			**$ 13,248,425**	**$ 12,450,946**
Total liabilities[(3)]			**9,378,884**	**8,653,921**
Net assets attributable to shareholders of Tricon			**3,863,764**	**3,790,249**
Rental properties			**12,190,792**	**11,445,659**
Debt			**5,778,000**	**5,728,184**

(1) Non-IFRS measures are presented to illustrate alternative relevant measures to assess the Company's performance. Refer to "Non-IFRS measures" on page 17 and Appendix A.

(2) Core FFO per share and AFFO per share are calculated using the total number of weighted average potential dilutive shares outstanding, including the assumed conversion of convertible debentures and exchange of preferred units issued by Tricon PIPE LLC, which were 310,408,201 and 310,287,917 for the three and twelve months ended December 31, 2023, respectively, and 311,222,080 and 311,100,493 for the three and twelve months ended December 31, 2022, respectively.

(3) Includes limited partners' interests in SFR JV-1, SFR JV-HD and SFR JV-2.

TRICON RESIDENTIAL 2023 ANNUAL REPORT 26

MANAGEMENT’S DISCUSSION AND ANALYSIS for the year ended December 31, 2023 27TRICON RESIDENTIAL 2023 ANNUAL REPORT IFRS measures on a consolidated basis Net loss from continuing operations in the fourth quarter of 2023 was $35.5 million compared to net income of $55.9 million in the fourth quarter of 2022, and included: • Fair value gain on rental properties of $2.0 million compared to $56.4 million in the fourth quarter of 2022, attributable to a moderation in home price appreciation within the single-family rental portfolio. This moderation is attributed to persistently higher mortgage rates and ongoing economic uncertainty which have introduced a level of caution among homebuyers. • Fair value loss of $23.2 million on derivative financial instruments compared to a gain of $25.8 million in the fourth quarter of 2022, and foreign exchange loss of $13.9 million compared to $0.2 million in the prior year period. The fair value loss on derivative financial instruments was primarily driven by an unrealized loss on the exchange and redemption options associated with the preferred units issued by Tricon PIPE LLC, correlated with an increase in Tricon’s share price. • Revenue from single-family rental properties increased by 14.3% to $206.8 million from $180.9 million in the fourth quarter of 2022, driven primarily by growth of 3.6% in the single-family rental portfolio to 37,183 homes, a 5.2% year-over-year increase in average effective monthly rent (from $1,785 to $1,877) and a 3.2% increase in total portfolio occupancy to 95.0%. • Direct operating expenses increased by 15.7% to $67.5 million from $58.4 million in the fourth quarter of 2022, primarily reflecting an expansion in the rental portfolio and higher property tax expenses associated with increasing property value assessments, as well as general cost and labor market inflationary pressures. • Revenue from strategic capital services (previously reported as Revenue from private funds and advisory services) of $19.6 million compared to $14.8 million in the fourth quarter of 2022, primarily attributable to a $6.2 million increase in performance fees earned from the U.S. residential development portfolio, partially offset by a decrease in property management and asset management fees following the Company’s sale of the U.S. multi-family rental portfolio in October 2022. • Interest expense of $80.3 million compared to $71.1 million in the fourth quarter of 2022, attributable to a 0.12% increase in the weighted average interest rate, driven by elevated benchmark interest rates, in addition to an increase in the outstanding debt balance ($5.8 billion as at December 31, 2023 compared to $5.7 billion as at December 31, 2022). Net income from continuing operations for the year ended December 31, 2023 was $121.8 million compared to $779.4 million for the year ended December 31, 2022, and included: • Fair value gain on rental properties of $210.9 million compared to $859.0 million in the prior year for the same reasons discussed above. • Revenue from single-family rental properties of $795.3 million and direct operating expenses of $261.9 million compared to $645.6 million and $209.1 million in the prior year, respectively, which translated to a net operating income (“NOI”) increase of $96.9 million, attributable to the continued expansion of the single-family rental portfolio and strong rent growth. • Revenue from strategic capital services of $54.5 million compared to $160.1 million in the prior year, primarily attributable to $99.9 million of performance fees earned from the sale of Tricon’s remaining 20% equity interest in the U.S. multi-family rental portfolio in October 2022. • Interest expense of $316.5 million compared to $213.9 million in the prior year, primarily attributable to a 0.74% increase in the weighted average interest rate, as discussed above, in addition to a 14.4% increase in the average outstanding debt balance throughout the year. Non-IFRS measures on a proportionate basis Core FFO for the fourth quarter of 2023 was $45.7 million, a decrease of $51.2 million or 53% compared to $96.8 million in the fourth quarter of 2022. The change was driven by a net Core FFO impact of $50.3 million, net of LTIP and performance fee expense paid, that was recognized in the fourth quarter of 2022 with respect to the sale of Tricon’s remaining 20% equity interest in the U.S. multi-family rental portfolio. While the NOI growth in the SFR business in the fourth quarter was offset by higher borrowing costs, continued stronger performance from U.S. residential developments contributed positively to the Core FFO. During the twelve months ended December 31, 2023, Core FFO decreased by $64.7 million or 27% to $172.6 million compared to $237.3 million in the prior year, for the reasons noted above. AFFO for the three and twelve months ended December 31, 2023 was $38.2 million and $139.1 million, respectively, a decrease of $50.5 million (57%) and $59.2 million (30%) from the same periods in the prior year. This change in AFFO was driven by the decrease in Core FFO discussed above, partially offset by lower recurring capital expenditures as a result of disciplined cost containment and scoping refinement when turning homes, and the absence of recurring capital expenditures from the U.S. multi-family rental portfolio following its sale.

3. Consolidated Financial Results 28 Our Technology SustainabilityOur Team Who We AreAbout Us MD&A Consolidated Financial Statements Corporate Information TRICON RESIDENTIAL 2023 ANNUAL REPORT

MANAGEMENT'S DISCUSSION AND ANALYSIS
for the year ended December 31, 2023

3. CONSOLIDATED FINANCIAL RESULTS

The following section should be read in conjunction with the Company's consolidated financial statements and related notes for the three and twelve months ended December 31, 2023.

On October 18, 2022, the Company completed the sale of its remaining 20% equity interest in its U.S. multi-family rental portfolio that was held through Tricon US Multi-Family REIT LLC. Accordingly, the Company reclassified its prior-year results as discontinued operations separate from the Company's continuing operations in accordance with IFRS 5, *Non-current Assets Held for Sale and Discontinued Operations* ("IFRS 5").

3.1 Review of income statements

Consolidated statements of income

For the periods ended December 31	Three months			Twelve months		
(in thousands of U.S. dollars, except per share amounts which are in U.S. dollars)	2023	2022	Variance	2023	2022	Variance
Revenue from single-family rental properties	**$ 206,780**	**$ 180,893**	**$ 25,887**	**$ 795,317**	**$ 645,585**	**$ 149,732**
Direct operating expenses	(67,529)	(58,371)	(9,158)	(261,936)	(209,089)	(52,847)
Net operating income from single-family rental properties	139,251	122,522	16,729	533,381	436,496	96,885
Revenue from strategic capital services	**19,627**	**14,820**	**4,807**	**54,458**	**160,088**	**(105,630)**
Income from equity-accounted investments in multi-family rental properties[1]	4,768	1,051	3,717	5,297	1,550	3,747
Income from equity-accounted investments in Canadian residential developments[2]	1,614	7,690	(6,076)	4,348	11,198	(6,850)
Other income[3]	196	2,017	(1,821)	518	10,886	(10,368)
Income from investments in U.S. residential developments[4]	6,926	3,910	3,016	30,773	16,897	13,876
Compensation expense	(26,161)	(22,408)	(3,753)	(89,343)	(99,256)	9,913
Performance fees expense	(1,850)	(3,798)	1,948	(2,550)	(35,854)	33,304
General and administration expense	(26,877)	(18,163)	(8,714)	(86,502)	(58,991)	(27,511)
Gain (loss) on debt modification and extinguishment	–	–	–	1,326	(6,816)	8,142
Transaction costs	(3,459)	(7,178)	3,719	(16,632)	(18,537)	1,905
Interest expense	(80,252)	(71,120)	(9,132)	(316,473)	(213,932)	(102,541)
Fair value gain on rental properties	2,029	56,414	(54,385)	210,936	858,987	(648,051)
Fair value loss on Canadian development properties	–	–	–	–	(440)	440
Realized and unrealized (loss) gain on derivative financial instruments	(23,201)	25,818	(49,019)	(2,424)	184,809	(187,233)
Amortization and depreciation expense	(4,727)	(4,764)	37	(17,794)	(15,608)	(2,186)
Realized and unrealized foreign exchange (loss) gain	(13,928)	(164)	(13,764)	(13,859)	498	(14,357)
Net change in fair value of limited partners' interests in single-family rental business	(26,954)	(50,828)	23,874	(145,497)	(297,381)	151,884
	(191,876)	(81,523)	(110,353)	(437,876)	338,010	(775,886)
(Loss) income before income taxes from continuing operations	**$ (32,998)**	**$ 55,819**	**$ (88,817)**	**$ 149,963**	**$ 934,594**	**$ (784,631)**
Income tax (expense) recovery from continuing operations	(2,472)	64	(2,536)	(28,139)	(155,220)	127,081
Net (loss) income from continuing operations	**$ (35,470)**	**$ 55,883**	**$ (91,353)**	**$ 121,824**	**$ 779,374**	**$ (657,550)**
Basic (loss) earnings per share attributable to shareholders of Tricon from continuing operations	**(0.14)**	**0.19**	**(0.33)**	**0.42**	**2.82**	**(2.40)**
Diluted (loss) earnings per share attributable to shareholders of Tricon from continuing operations	**(0.14)**	**0.11**	**(0.25)**	**0.41**	**1.98**	**(1.57)**
Net income from discontinued operations	–	1,829	(1,829)	–	35,106	(35,106)
Basic earnings per share attributable to shareholders of Tricon from discontinued operations	–	0.01	(0.01)	–	0.13	(0.13)
Diluted earnings per share attributable to shareholders of Tricon from discontinued operations	–	0.01	(0.01)	–	0.11	(0.11)
Weighted average shares outstanding – basic	**273,847,034**	**274,684,779**	**(837,745)**	**273,657,451**	**274,483,264**	**(825,813)**
Weighted average shares outstanding – diluted[5]	**275,664,083**	**311,222,080**	**(35,557,997)**	**275,543,799**	**311,100,493**	**(35,556,694)**

(1) Includes income from The Selby and The Taylor (from October 1, 2023) (Section 4.2.1).
(2) Includes income from The Taylor (until September 30, 2023), Maple House, Birch House, Cherry House, Oak House, The Ivy, The Spoke, ROQ City and KT Housing Now (Section 4.2.2).
(3) Includes commercial rental income from The Shops of Summerhill (Section 4.2.2) and interest income, partially offset by the inclusion of a net operating loss from non-core single-family rental homes, which were disposed of during the quarter.
(4) Reflects the net change in the fair values of the underlying investments in the build-to-rent and legacy for-sale housing businesses (Section 4.2.2).
(5) For the three and twelve months ended December 31, 2023, the exchangeable preferred units of Tricon PIPE LLC were anti-dilutive (2022 – dilutive). Refer to Note 30 to the Consolidated Financial Statements.

TRICON RESIDENTIAL 2023 ANNUAL REPORT 29

MANAGEMENT'S DISCUSSION AND ANALYSIS
for the year ended December 31, 2023

Revenue from single-family rental properties

The following table provides further details regarding revenue from single-family rental properties for the three and twelve months ended December 31, 2023 and 2022.

For the periods ended December 31	Three months			Twelve months		
(in thousands of U.S. dollars)	2023	2022	Variance	2023	2022	Variance
Rental revenue[1]	$ 196,236	$ 172,252	$ 23,984	$ 755,247	$ 610,375	$ 144,872
Other revenue[1]	10,544	8,641	1,903	40,070	35,210	4,860
Revenue from single-family rental properties	**$ 206,780**	**$ 180,893**	**$ 25,887**	**$ 795,317**	**$ 645,585**	**$ 149,732**

(1) All rental and other revenue is reflected net of bad debt. The Company has reserved 100% of residents' accounts receivable balances aged more than 30 days, less the amount of residents' security deposits on hand.

Revenue from single-family rental properties for the three months ended December 31, 2023 totaled $206.8 million, an increase of $25.9 million or 14.3% compared to $180.9 million for the same period in the prior year. The increase is attributable to:

- Growth of $24.0 million in rental revenue, driven by portfolio expansion of 3.6% (37,183 rental homes compared to 35,908 at December 31, 2022), and a 5.2% year-over-year increase in average effective monthly rent per home ($1,877 compared to $1,785) attributable to the continued strong demand for single-family rental homes. This strong demand also contributed to a 3.2% increase in occupancy (95.0% compared to 91.8%) notwithstanding the acquisition of 264 vacant homes this quarter.
- An increase of $1.9 million in other revenue driven by portfolio expansion, as well as incremental ancillary revenue from the rollout of the Company's smart-home technology initiative (76% of single-family rental homes were smart-home enabled at December 31, 2023 compared to 69% at December 31, 2022), along with higher resident enrollment in the renters insurance program.

Revenue from single-family rental properties for the twelve months ended December 31, 2023 totaled $795.3 million, an increase of $149.7 million or 23.2% compared to the prior year. This favorable variance was primarily driven by growth of the rental portfolio, an improvement in the average monthly rent, as well as higher other revenue for the reasons discussed above.

TRICON RESIDENTIAL 2023 ANNUAL REPORT 30

MANAGEMENT'S DISCUSSION AND ANALYSIS
for the year ended December 31, 2023

Direct operating expenses

The following table provides further details regarding direct operating expenses of the single-family rental portfolio for the three and twelve months ended December 31, 2023 and 2022.

For the periods ended December 31	Three months			Twelve months		
(in thousands of U.S. dollars)	2023	2022	Variance	2023	2022	Variance
Property taxes	$ 34,804	$ 28,392	$ 6,412	$ 131,217	$ 100,122	$ 31,095
Repairs and maintenance	7,375	7,353	22	30,849	29,006	1,843
Turnover	2,459	1,881	578	10,944	7,829	3,115
Property management expenses	12,838	11,656	1,182	50,154	41,404	8,750
Property insurance	2,298	2,029	269	8,988	7,544	1,444
Marketing and leasing	606	648	(42)	2,300	2,554	(254)
Homeowners' association (HOA) costs	3,638	3,449	189	13,855	9,933	3,922
Other direct expense(1)	3,511	2,963	548	13,629	10,697	2,932
Direct operating expenses	**$ 67,529**	**$ 58,371**	**$ 9,158**	**$ 261,936**	**$ 209,089**	**$ 52,847**

(1) Other direct expense includes property utilities, landscaping costs on vacant homes and other property operating costs associated with ancillary revenue offerings. Utility expenses including water, sewer, waste, gas and electricity, as well as landscaping costs, are borne by the resident when a home is occupied; such expenses are only incurred by Tricon when a home is vacant or is being turned.

Direct operating expenses for the three months ended December 31, 2023 were $67.5 million, an increase of $9.2 million or 15.7% compared to the same period in the prior year. The variance is primarily attributable to:

- An increase of $6.4 million in property taxes driven by 3.6% growth in the size of the portfolio, as well as a higher property tax expense per home arising from significant year-over-year assessed home value appreciation and tax increases in Tricon's markets.
- An increase of $0.6 million in turnover expense primarily attributable to a higher annualized turnover rate (22.6% in the current period compared to 17.7% in the prior period for the total portfolio) on a larger portfolio of homes which led to an increased volume of work orders, partly offset by effective cost control through scope refinement and higher utilization of in-house maintenance personnel on turn projects.
- An increase of $1.2 million in property management expense as a result of inflationary pressures and a tighter labor market within a larger portfolio. Despite these market conditions, the rise in property management expense for the quarter was contained.
- An increase of $0.5 million in other direct expense resulting from the additional costs of supplying access to smart-home technology in more homes and providing renters insurance to more residents (these costs are offset by higher revenue), as well as increased utility costs on vacant homes from higher rates and a growing portfolio.

Direct operating expenses for the twelve months ended December 31, 2023 were $261.9 million, an increase of $52.8 million or 25.3% compared to the prior year, primarily for the reasons described above as well as a $3.9 million increase in homeowners' association (HOA) costs. The higher HOA costs were driven by growth in the size of the portfolio, with more homes being situated in HOAs as well as increases in annual HOA dues. A heightened level of rule enforcement by HOAs became more prevalent as pandemic-era regulations eased, which also increased violation/penalty fees.

TRICON RESIDENTIAL 2023 ANNUAL REPORT 31

MANAGEMENT'S DISCUSSION AND ANALYSIS
for the year ended December 31, 2023

Revenue from strategic capital services (previously reported as Revenue from private funds and advisory services)

The following table provides further details regarding revenue from strategic capital services for the three and twelve months ended December 31, 2023 and 2022, net of inter-segment revenues eliminated upon consolidation.

For the periods ended December 31	Three months			Twelve months		
(in thousands of U.S. dollars)	2023	2022	Variance	2023	2022	Variance
Asset management fees	$ 2,862	$ 2,977	$ (115)	$ 11,290	$ 12,431	$ (1,141)
Performance fees	6,225	–	6,225	10,359	110,330	(99,971)
Development fees	9,962	9,753	209	31,034	26,826	4,208
Property management fees	578	2,090	(1,512)	1,775	10,501	(8,726)
Revenue from strategic capital services	**$ 19,627**	**$ 14,820**	**$ 4,807**	**$ 54,458**	**$ 160,088**	**$ (105,630)**

Revenue from strategic capital services for the three months ended December 31, 2023 totaled $19.6 million, an increase of $4.8 million from the same period in the prior year, mainly attributable to:

- An increase of $6.2 million in performance fees earned primarily from the U.S. residential development portfolio, compared to no performance fee recognized in the fourth quarter of 2022. Performance fees are earned by the Company when third-party realized returns exceed set targets within the Investment Vehicles. As such, performance fees are generally episodic in nature and can fluctuate materially on a year-over-year basis.
- A decrease of $1.5 million in property management fees primarily related to loss of revenue of $1.8 million following the Company's sale of the U.S. multi-family rental portfolio in October 2022, partially offset by an increase in property management fees from the Canadian multi-family rental portfolio as additional properties entered the lease-up phase.

Revenue from strategic capital services for the twelve months ended December 31, 2023 totaled $54.5 million, a decrease of $105.6 million from the prior year. This decline was mainly attributable to the $99.9 million in performance fees earned in respect of the sale of the Company's remaining 20% equity interest in its U.S. multi-family rental portfolio in 2022, along with a loss of fee income from the portfolio. This was partially offset by an increase of $4.2 million in development fees driven primarily by incentive fees earned as a result of a substantial commercial land bulk sale in Johnson communities in the first quarter of 2023.

Income from equity-accounted investments in multi-family rental properties

Equity-accounted investments in multi-family rental properties include equity holdings in two Class A multi-family rental apartments in Toronto, namely The Selby and The Taylor. The Taylor achieved stabilization on September 30, 2023, and was reclassified from equity-accounted investments in Canadian residential developments to investments in multi-family rental properties in the fourth quarter of 2023.

The following table presents the income from equity-accounted investments in multi-family rental properties for the three and twelve months ended December 31, 2023 and 2022.

For the periods ended December 31	Three months			Twelve months		
(in thousands of U.S. dollars)	2023	2022	Variance	2023	2022	Variance
Income from equity-accounted investments in multi-family rental properties	$ 4,768	$ 1,051	$ 3,717	$ 5,297	$ 1,550	$ 3,747

Income from equity-accounted investments in multi-family rental properties for the three months ended December 31, 2023 was $4.8 million, a $3.7 million increase from the same period in the prior year. The variance was primarily driven by a fair value gain recognized at The Taylor in the fourth quarter of 2023, which, in the comparative period, was classified within equity-accounted investments in Canadian residential developments.

Income from equity-accounted investments in multi-family rental properties for the twelve months ended December 31, 2023 was $5.3 million, an increase of $3.7 million compared to the prior year, for the reason discussed above.

TRICON RESIDENTIAL 2023 ANNUAL REPORT 32

MANAGEMENT'S DISCUSSION AND ANALYSIS
for the year ended December 31, 2023

Income from equity-accounted investments in Canadian residential developments

Equity-accounted investments in Canadian residential developments include joint ventures and equity holdings in development projects, namely Maple House, Birch House, Cherry House, Oak House, The Ivy, ROQ City, The Spoke and KT Housing Now. The James and The Shops of Summerhill are accounted for as Canadian development properties. The income earned from The Shops of Summerhill is presented as other income.

The following table presents the income from equity-accounted investments in Canadian residential developments for the three and twelve months ended December 31, 2023 and 2022.

For the periods ended December 31	Three months			Twelve months		
(in thousands of U.S. dollars)	2023	2022	Variance	2023	2022	Variance
Income from equity-accounted investments in Canadian residential developments	$ 1,614	$ 7,690	$ (6,076)	$ 4,348	$ 11,198	$ (6,850)

Income from equity-accounted investments in Canadian residential developments for the three months ended December 31, 2023 was $1.6 million, a decrease of $6.1 million from the same period in the prior year. The decrease is mainly attributable to lower fair value gains recognized during the period and the absence of income from The Taylor as the property was reclassified to investments in multi-family rental properties at the beginning of the fourth quarter of 2023. In the comparative period, higher fair value gains, including those from The Taylor, were recognized across the portfolio due to increases in land value and the achievement of development milestones.

Income from investments in Canadian residential developments for the twelve months ended December 31, 2023 was $4.3 million, which decreased by $6.9 million compared to the prior year, primarily attributable to the reasons discussed above.

Income from investments in U.S. residential developments

The following table presents income from investments in U.S. residential developments for the three and twelve months ended December 31, 2023 and 2022.

For the periods ended December 31	Three months			Twelve months		
(in thousands of U.S. dollars)	2023	2022	Variance	2023	2022	Variance
Income from investments in U.S. residential developments	$ 6,926	$ 3,910	$ 3,016	$ 30,773	$ 16,897	$ 13,876

Income from investments in U.S. residential developments for the three months ended December 31, 2023 was $6.9 million, an increase of $3.0 million from the same period in the prior year. The increase was primarily driven by strong demand for new housing, bolstered by builders offering customer incentives to maintain a healthy sales velocity despite escalating mortgage rates.

Income from investments in U.S. residential developments for the twelve months ended December 31, 2023 was $30.8 million, an increase of $13.9 million from the same period in the prior year. This year-over-year increase is attributable to the same reasons mentioned above.

Management continues to monitor the macroeconomic factors that are fundamental to the for-sale housing market, including higher mortgage rates, which could impact consumer demand and pricing, development timelines as well as new for-sale housing supply.

TRICON RESIDENTIAL 2023 ANNUAL REPORT 33

MANAGEMENT'S DISCUSSION AND ANALYSIS
for the year ended December 31, 2023

Compensation expense

The following table provides further details regarding compensation expense for the three and twelve months ended December 31, 2023 and 2022.

For the periods ended December 31 (in thousands of U.S. dollars)		Three months 2023	Three months 2022	Three months Variance	Twelve months 2023	Twelve months 2022	Twelve months Variance
Salaries and benefits	A	**$ 11,524**	**$ 14,106**	**$ (2,582)**	**$ 53,672**	**$ 55,040**	**$ (1,368)**
Cash-based[1]		4,090	3,990	100	12,519	20,307	(7,788)
Equity-based		6,201	1,364	4,837	16,183	6,894	9,289
Annual incentive plan ("AIP")	B	**10,291**	**5,354**	**4,937**	**28,702**	**27,201**	**1,501**
Cash-based		4,346	3,047	1,299	6,969	16,635	(9,666)
Equity-based		–	(99)	99	–	380	(380)
Long-term incentive plan ("LTIP")	C	**4,346**	**2,948**	**1,398**	**6,969**	**17,015**	**(10,046)**
Total compensation expense	A + B + C	**$ 26,161**	**$ 22,408**	**$ 3,753**	**$ 89,343**	**$ 99,256**	**$ (9,913)**

(1) The cash-based AIP figure for the year ended December 31, 2022 includes one-time allocations for special awards.

Compensation expense for the three months ended December 31, 2023 was $26.2 million, an increase of $3.8 million or 16.7% compared to the same period in the prior year. The variance is attributable to:

- An increase of $4.9 million in AIP expense, primarily attributable to a $4.8 million increase in equity-based AIP expense in the current year. The closing of the Go-Private Transaction (see Section 3.3) will result in the acceleration of vesting for outstanding equity-based awards that have not yet fully vested. This accelerated vesting led to increased expenses recognized in the current period. All outstanding equity-based awards will be fully vested by the completion date of the Go-Private Transaction.
- An increase of $1.4 million in LTIP expense, reflecting the higher performance fee income generated from the U.S residential development Investment Vehicles.
- An offsetting decrease in salaries and benefits of $2.6 million, primarily driven by a reduction in the 2023 bonus pool and a 4% decrease in headcount compared to the prior period.

Compensation expense for the twelve months ended December 31, 2023 was $89.3 million, a decrease of $9.9 million or 10.0% compared to the prior year. The variance is attributable to:

- A decrease of $10.0 million in LTIP expense, driven by a smaller increase in unrealized carried interest as a result of lower fair value gains of underlying Investment Vehicles compared to the prior period. In addition, the comparative period also included the accrual of performance fees payable related to the U.S. multi-family rental Investment Vehicle which was sold in October 2022.
- A decrease of $1.4 million in salaries and benefits for the same reason discussed above.
- An offsetting increase of $1.5 million in AIP expense, which included an increase of $9.3 million in equity-based AIP expense, countered by a reduction of $7.8 million in cash-based AIP expense. The increase in equity-based AIP expense was driven by the impact of accelerated vesting, as discussed earlier, and the revaluation of the performance share units liability based on a higher price for the Company's common shares as at year-end. The decrease in cash-based AIP expense was driven by a reduction in the AIP pool for the current year.

TRICON RESIDENTIAL 2023 ANNUAL REPORT 34

MANAGEMENT'S DISCUSSION AND ANALYSIS
for the year ended December 31, 2023

Performance fees expense

Performance fees expense reflects amounts that are expected to be paid to key management equity participants who have an equity interest in entities that earn performance fee revenue, whereas LTIP participants do not have said equity interests. In aggregate, cash-based LTIP expense and performance fees expense represent no more than 50% of the performance fees earned from each Investment Vehicle and both are paid to participants if and when the performance fees are in fact realized and paid.

The following table presents performance fees expense for the three and twelve months ended December 31, 2023 and 2022.

For the periods ended December 31	Three months			Twelve months		
(in thousands of U.S. dollars)	2023	2022	Variance	2023	2022	Variance
Performance fees expense	$ 1,850	$ 3,798	$ (1,948)	$ 2,550	$ 35,854	$ (33,304)

Performance fees expense for the three months ended December 31, 2023 was $1.9 million, a decrease of $1.9 million compared to the same period of the prior year, driven by a smaller increase in unrealized carried interest during the current period as a result of lower fair value gains of underlying Investment Vehicles.

Performance fees expense for the twelve months ended December 31, 2023 was $2.6 million, a decrease of $33.3 million compared to the prior period, for the same reason described above. In addition, the U.S. multi-family rental Investment Vehicle was disposed of in the fourth quarter of 2022 and generated significant performance fees in the prior year.

General and administration expense

The following table presents general and administration expense for the three and twelve months ended December 31, 2023 and 2022.

For the periods ended December 31	Three months			Twelve months		
(in thousands of U.S. dollars)	2023	2022	Variance	2023	2022	Variance
General and administration expense	$ 26,877	$ 18,163	$ 8,714	$ 86,502	$ 58,991	$ 27,511

General and administration expense for the three months ended December 31, 2023 was $26.9 million, an increase of $8.7 million compared to the same period in the prior year. This increase was primarily attributable to a substantial investment in an enterprise resource planning system implementation, which commenced on January 1, 2023, and continued throughout the year with ongoing enhancements. This major technology upgrade aims to enhance operating efficiency and streamline various business processes.

General and administration expense for the twelve months ended December 31, 2023 was $86.5 million, an increase of $27.5 million compared to the prior year. This increase primarily resulted from one-time expenses, notably the substantial investment in the new enterprise resource planning system mentioned previously, significant upgrades to the Company's technology-enabled operating platform, and SOX-compliance consulting expenses.

Interest expense

The following table provides details regarding interest expense for the three and twelve months ended December 31, 2023 and 2022 by borrowing type and nature.

For the periods ended December 31	Three months			Twelve months		
(in thousands of U.S. dollars)	2023	2022	Variance	2023	2022	Variance
Corporate borrowings	$ 4,999	$ 1,192	$ 3,807	$ 13,705	$ 6,779	$ 6,926
Property-level borrowings	64,370	60,102	4,268	261,306	170,847	90,459
Due to Affiliate	4,245	4,245	–	16,981	17,022	(41)
Amortization of deferred financing costs, discounts and lease obligations	6,638	5,581	1,057	24,481	19,284	5,197
Total interest expense	**$ 80,252**	**$ 71,120**	**$ 9,132**	**$ 316,473**	**$ 213,932**	**$ 102,541**
Weighted average interest rate(1)				**4.23%**	**3.49%**	**0.74%**

(1) The weighted average effective interest rates are calculated based on the average debt balances and the average applicable reference rates for the twelve months ended December 31, 2023.

Interest expense was $80.3 million for the three months ended December 31, 2023, an increase of $9.1 million compared to $71.1 million for the same period last year. The variance is primarily attributable to an increase of $4.3 million in interest expense on property-level borrowings and $3.8 million in interest expense on corporate borrowings. These increases were driven by a 0.12% increase in the weighted average interest rate applicable to the Company's debt in the current period compared to the same period in the prior year, resulting from higher benchmark interest rates, in addition to an increase in the outstanding balance on the corporate credit facility.

Interest expense was $316.5 million for the twelve months ended December 31, 2023, an increase of $102.5 million compared to $213.9 million in the prior period. The variance is primarily attributable to the year-over-year increase in average property-level and corporate borrowings and increased interest rates, as discussed above.

TRICON RESIDENTIAL 2023 ANNUAL REPORT 35

MANAGEMENT'S DISCUSSION AND ANALYSIS
for the year ended December 31, 2023

Fair value gain on rental properties

The following table presents the fair value gain on rental properties held by the Company for the three and twelve months ended December 31, 2023 and 2022.

For the periods ended December 31	Three months			Twelve months		
(in thousands of U.S. dollars)	2023	2022	Variance	2023	2022	Variance
Fair value gain on rental properties	$ 2,029	$ 56,414	$ (54,385)	$ 210,936	$ 858,987	$ (648,051)

Fair value gain on single-family rental properties was $2.0 million for the three months ended December 31, 2023, compared to $56.4 million for the same period last year. For the twelve months ended December 31, 2023, the fair value gain totaled $210.9 million, compared to $859.0 million for the prior year. The fair value of single-family rental homes is determined based on comparable sales, primarily by using the adjusted Home Price Index ("HPI") methodology and periodically Broker Price Opinions ("BPOs"), where applicable. Refer to Note 6 in the consolidated financial statements for further details.

Home values in the U.S. Sun Belt markets have increased over the past several years driven by a number of factors, including strong population and job growth, an acceleration of migration trends driven by the pandemic, historically low mortgage rates during 2020 and 2021, and an overall shortage of new housing supply. However, higher mortgage rates and rising economic uncertainty beginning in the second half of 2022 led to a deceleration in home price growth and in some cases, a decline in certain markets over the course of 2022 and into 2023. While home prices in Tricon's markets improved throughout the year, mainly as a result of improved consumer confidence and a continued shortage of housing supply, there has been a discernible decrease in home buying activity and the pace of home price appreciation remains below that in the comparative period. Adjusted HPI growth in the quarter was 0.3%, net of capital expenditures, compared to 0.7% in the same period in the prior year. The combination of adjusted HPI and BPOs resulted in lower fair value gains in the current period. Adjusted HPI growth for the year was 2.8%, net of capital expenditures, compared to 12.3% in the prior year, driving lower fair value gains in the current year.

Realized and unrealized (loss) gain on derivative financial instruments

The following table presents the realized and unrealized (loss) gain on derivative financial instruments for the three and twelve months ended December 31, 2023 and 2022.

For the periods ended December 31	Three months			Twelve months		
(in thousands of U.S. dollars)	2023	2022	Variance	2023	2022	Variance
Realized and unrealized (loss) gain on derivative financial instruments	$ (23,201)	$ 25,818	$ (49,019)	$ (2,424)	$ 184,809	$ (187,233)

For the three months ended December 31, 2023, realized and unrealized (loss) gain on derivative financial instruments changed by $49.0 million to a loss of $23.2 million compared to a gain of $25.8 million in the same period in the prior year. The fair value loss of $23.2 million on derivative financial instruments was primarily driven by an unrealized loss of $28.1 million on the exchange and redemption options associated with the preferred units issued by Tricon PIPE LLC; an increase in Tricon's share price, on a USD-converted basis, served to increase the probability of exchange of the preferred units of Tricon PIPE LLC into Tricon's common shares. This unrealized loss from the derivative financial instruments was partially offset by a realized gain of $4.9 million from interest rate caps which were in the money in the current period.

For the twelve months ended December 31, 2023, realized and unrealized (loss) gain on derivative financial instruments decreased by $187.2 million to a loss of $2.4 million. The loss in the current period was driven by the reasons mentioned above, whereas the gain in the prior year reflected a much larger unrealized gain associated with the preferred units issued by Tricon PIPE LLC liability, driven by a more pronounced decline in Tricon's share price.

TRICON RESIDENTIAL 2023 ANNUAL REPORT 36

MANAGEMENT'S DISCUSSION AND ANALYSIS
for the year ended December 31, 2023

Net change in fair value of limited partners' interests in single-family rental business

Limited partner ownership interests in the Company's single-family rental joint ventures, "SFR JV-1", "SFR JV-HD" and "SFR JV-2", are in the form of non-controlling limited partnership interests which are classified as liabilities under the provisions of IFRS. The following table presents the net change in fair value of limited partners' interests in the single-family rental business for the three and twelve months ended December 31, 2023 and 2022.

For the periods ended December 31	Three months			Twelve months		
(in thousands of U.S. dollars)	2023	2022	Variance	2023	2022	Variance
Net change in fair value of limited partners' interests in single-family rental business	$ (26,954)	$ (50,828)	$ 23,874	$ (145,497)	$ (297,381)	$ 151,884

For the three months ended December 31, 2023, the change in fair value of limited partners' interests in the single-family rental business was $27.0 million compared to $50.8 million for the same period in the prior year, representing a decrease of $23.9 million. This decrease primarily reflects a $28.5 million decline in the fair value gain attributed to the limited partners' interests during the period and a $5.5 million increase in interest and other expenses, offset by a $10.1 million increase in NOI.

For the year ended December 31, 2023, the change in fair value of limited partners' interests in the single-family rental business was $145.5 million compared to $297.4 million for the year ended December 31, 2022, representing a decrease of $151.9 million. This change in limited partners' interest was attributable to several factors, including a $144.8 million year-over-year decline in fair value gains within SFR JV-1, SFR JV-2 and SFR JV-HD (year-to-date adjusted HPI growth of 2.8% for 2023 compared to 12.3% for 2022). Additionally, there was a $69.9 million increase in interest and other expenses, partially offset by a $62.8 million increase in NOI.

Income tax (expense) recovery from continuing operations

The following table provides details regarding income tax (expense) recovery from continuing operations for the three and twelve months ended December 31, 2023 and 2022.

For the periods ended December 31	Three months			Twelve months		
(in thousands of U.S. dollars)	2023	2022	Variance	2023	2022	Variance
Income tax (expense) recovery – current	$ (503)	$ 5,665	$ (6,168)	$ (2,240)	$ 33,959	$ (36,199)
Income tax expense – deferred	(1,969)	(5,601)	3,632	(25,899)	(189,179)	163,280
Income tax (expense) recovery from continuing operations	**$ (2,472)**	**$ 64**	**$ (2,536)**	**$ (28,139)**	**$ (155,220)**	**$ 127,081**

For the three months ended December 31, 2023, income tax expense from continuing operations was $2.5 million, compared to $0.1 million of income tax recovery in the same period in the prior year. The comparative period benefited from a significant tax recovery from the utilization of tax losses carried forward from past years, together with other tax efficiencies achieved, which were offset by higher deferred income tax expense arising from strong fair value gains recognized on single-family rental properties.

For the twelve months ended December 31, 2023, income tax expense from continuing operations was $28.1 million, a decrease of $127.1 million compared to $155.2 million in the prior year. This change was driven by the current tax recovery benefit and higher deferred tax expense in the comparative period, as noted above.

TRICON RESIDENTIAL 2023 ANNUAL REPORT 37

MANAGEMENT’S DISCUSSION AND ANALYSIS for the year ended December 31, 2023 38TRICON RESIDENTIAL 2023 ANNUAL REPORT 3.2 Review of selected balance sheet items As at (in thousands of U.S. dollars) December 31, 2023 December 31, 2022 ASSETS Non-current assets Rental properties $ 12,190,792 $ 11,445,659 Equity-accounted investments in multi-family rental properties 51,925 20,769 Equity-accounted investments in Canadian residential developments 99,336 106,538 Canadian development properties 169,763 136,413 Investments in U.S. residential developments 154,971 138,369 Restricted cash 71,833 117,300 Goodwill 29,726 29,726 Deferred income tax assets 84,787 75,062 Intangible assets 5,178 7,093 Other assets 110,780 96,852 Derivative financial instruments 7,380 10,358 Total non-current assets 12,976,471 12,184,139 Current assets Cash 170,739 204,303 Restricted cash 49,618 – Amounts receivable 27,962 24,984 Prepaid expenses and deposits 23,635 37,520 Total current assets 271,954 266,807 Total assets $ 13,248,425 $ 12,450,946 LIABILITIES Non-current liabilities Long-term debt $ 5,468,884 $ 4,971,049 Due to Affiliate 262,422 256,824 Derivative financial instruments 53,788 51,158 Deferred income tax liabilities 629,090 591,713 Limited partners’ interests in single-family rental business 2,300,294 1,696,872 Long-term incentive plan 28,149 25,244 Performance fees liability 42,370 39,893 Other liabilities 33,498 30,035 Total non-current liabilities 8,818,495 7,662,788 Current liabilities Amounts payable and accrued liabilities 150,221 138,273 Resident security deposits 85,196 79,864 Dividends payable 15,856 15,861 Current portion of long-term debt 309,116 757,135 Total current liabilities 560,389 991,133 Total liabilities 9,378,884 8,653,921 Equity Share capital 2,122,830 2,124,618 Contributed surplus 26,832 21,354 Cumulative translation adjustment 26,805 6,209 Retained earnings 1,687,297 1,638,068 Total shareholders’ equity 3,863,764 3,790,249 Non-controlling interest 5,777 6,776 Total equity 3,869,541 3,797,025 Total liabilities and equity $ 13,248,425 $ 12,450,946

MANAGEMENT’S DISCUSSION AND ANALYSIS for the year ended December 31, 2023 39TRICON RESIDENTIAL 2023 ANNUAL REPORT Rental properties The table below presents the changes in the fair value of rental properties by business segment for the years ended December 31, 2023 and 2022. (in thousands of U.S. dollars) December 31, 2023 December 31, 2022 Opening balance $ 11,445,659 $ 7,978,396 Acquisitions 554,206 2,362,185 Capital expenditures 177,024 326,460 Fair value adjustments 210,936 858,987 Dispositions (197,033) (80,369) Balance, end of year $ 12,190,792 $ 11,445,659 Rental properties increased by $0.7 billion to $12.2 billion as at December 31, 2023, from $11.4 billion as at December 31, 2022. The increase was driven by: • Acquisition of 1,888 single-family rental homes for $554.2 million, partially offset by the disposition of 668 homes as part of Tricon’s normal-course disposition program of non-core homes; these homes had an aggregate carrying value of $197.0 million at the time of disposition. • Capital expenditures of $177.0 million, of which $112.7 million was attributable to the initial renovation of recently acquired single-family homes, and the remainder to capital improvement activities during turns. • Fair value gain of $210.9 million on the single-family rental portfolio, driven by strong demand for single-family homes, as previously discussed, combined with limited new and resale housing supply in the Company’s Sun Belt markets. Equity-accounted investments in multi-family rental properties The portfolio includes two Class A high-rise properties in downtown Toronto known as The Selby and The Taylor, the latter of which achieved stabilization at the end of the third quarter of 2023. The following table presents the change in the balance of equity- accounted investments in multi-family rental properties for the years ended December 31, 2023 and December 31, 2022. (in thousands of U.S. dollars) December 31, 2023 December 31, 2022 Opening balance $ 20,769 $ 199,285 Distributions (695) (3,824) Income from equity-accounted investments in multi-family rental properties(1) 5,297 40,144 Reclassification from equity-accounted investments in Canadian residential developments 25,416 – Disposition of equity-accounted investment in U.S. multi-family rental properties(2) – (213,493) Translation adjustment 1,138 (1,343) Balance, end of year $ 51,925 $ 20,769 (1) Of the $40,144 income from equity-accounted investments earned during the year ended December 31, 2022, $38,594 was attributable to U.S. multi-family rental properties and reclassified as income from discontinued operations. (2) On October 18, 2022, the Company completed the sale of its remaining 20% equity interest in the U.S. multi-family rental portfolio. Equity-accounted investments in multi-family rental properties increased by $31.2 million to $51.9 million as at December 31, 2023 compared to $20.8 million as at December 31, 2022. The increase was primarily attributable to (i) the reclassification of The Taylor from equity-accounted investments in Canadian residential developments of $25.4 million, (ii) income of $5.3 million consisting primarily of fair value gains recognized for both properties and rental income from The Selby, and (iii) a favorable foreign exchange translation adjustment of $1.1 million.

MANAGEMENT'S DISCUSSION AND ANALYSIS
for the year ended December 31, 2023

Canadian development properties

The table below presents the change in Canadian development properties, which are comprised of The James (Scrivener Square) and The Shops of Summerhill, for the years ended December 31, 2023 and 2022.

(in thousands of U.S. dollars)	December 31, 2023	December 31, 2022
Opening balance	$ 136,413	$ 133,250
Development expenditures	29,415	12,686
Fair value adjustments	–	(440)
Translation adjustment	3,935	(9,083)
Balance, end of year	**$ 169,763**	**$ 136,413**

Canadian development properties increased by $33.4 million to $169.8 million as at December 31, 2023 compared to $136.4 million as at December 31, 2022. The increase was primarily driven by $29.4 million of development expenditures attributable to the ongoing construction of The James and a favorable foreign exchange translation adjustment of $3.9 million.

Investments in U.S. residential developments

The table below presents the change in investments in U.S. residential developments for the years ended December 31, 2023 and 2022.

(in thousands of U.S. dollars)	December 31, 2023	December 31, 2022
Opening balance	$ 138,369	$ 143,153
Advances	14,192	15,655
Distributions	(28,363)	(37,336)
Income from investments in U.S. residential developments	30,773	16,897
Balance, end of year	**$ 154,971**	**$ 138,369**

Investments in U.S. residential developments increased by $16.6 million to $155.0 million as at December 31, 2023 compared to $138.4 million as at December 31, 2022. The increase was attributable to $30.8 million of investment income from legacy for-sale housing investments buoyed by strong housing demand fundamentals. The remaining change was driven by advances of $14.2 million to the Company's build-to-rent Investment Vehicles as communities within these vehicles continue through their early stages of development, partially offset by distributions of $28.4 million from maturing assets within the legacy for-sale housing portfolio.

Equity-accounted investments in Canadian residential developments

The table below presents the change in equity-accounted investments in Canadian residential developments for the years ended December 31, 2023 and 2022.

(in thousands of U.S. dollars)	December 31, 2023	December 31, 2022
Opening balance	$ 106,538	$ 98,675
Advances	11,934	13,360
Distributions	(370)	(10,212)
Income from equity-accounted investments in Canadian residential developments	4,348	11,198
Reclassification to equity-accounted investments in Canadian multi-family rental properties	(25,416)	–
Translation adjustment	2,302	(6,483)
Balance, end of year	**$ 99,336**	**$ 106,538**

Equity-accounted investments in Canadian residential developments decreased by $7.2 million to $99.3 million as at December 31, 2023 compared to $106.5 million as at December 31, 2022. The decrease was primarily attributable to the reclassification of The Taylor to equity-accounted investments in multi-family rental properties of $25.4 million. This was partially offset by (i) advances of $11.9 million to fund development activities across the portfolio, (ii) income of $4.3 million generated by a fair value gains recognized at Maple House (Block 8), Birch House (Block 10) and ROQ City (Queen & Ontario) due to the achievement of significant development milestones, and (iii) a favorable foreign exchange translation adjustment of $2.3 million.

TRICON RESIDENTIAL 2023 ANNUAL REPORT 40

MANAGEMENT'S DISCUSSION AND ANALYSIS
for the year ended December 31, 2023

Debt

The following table summarizes the consolidated net debt position of the Company.

As at

(in thousands of U.S. dollars)	December 31, 2023	December 31, 2022	Variance
Single-family rental properties borrowings	$ 5,632,074	$ 5,744,425	$ (112,351)
Canadian development properties borrowings	45,001	21,095	23,906
Corporate borrowings	182,624	12,717	169,907
	$ 5,859,699	**$ 5,778,237**	**$ 81,462**
Transaction costs (net of amortization)	(50,173)	(49,404)	(769)
Debt discount (net of amortization)	(31,526)	(649)	(30,877)
Total debt per balance sheet[1]	**$ 5,778,000**	**$ 5,728,184**	**$ 49,816**
Cash and restricted cash	(292,190)	(321,603)	29,413
Net debt[2]	**$ 5,485,810**	**$ 5,406,581**	**$ 79,229**

(1) Excludes Due to Affiliate.

(2) Non-IFRS measure; see "Non-IFRS measures" on page 17 and Section 6.

Net debt increased by $79.2 million to $5.5 billion as at December 31, 2023, from $5.4 billion as at December 31, 2022. The variance was primarily attributable to:

- A decrease of $112.4 million in single-family rental properties borrowings, driven primarily by debt repayments made to achieve lower leverage on certain Investment Vehicles.
- An offsetting increase of $169.9 million in corporate borrowings along with a decrease of $29.4 million in cash and restricted cash, of which $112.4 million was used for debt repayments as discussed above and $87.0 million was used to fund acquisitions and capital expenditures of single-family rental homes throughout 2023.
- An increase of $23.9 million in Canadian development properties borrowings as construction activities for The James (Scrivener Square) advanced during the year ended December 31, 2023.

The weighted average interest rate applicable to debt owed by the Company as at December 31, 2023 was 4.23%. The following table summarizes the debt structure and leverage position as at December 31, 2023:

(in thousands of U.S. dollars)

Debt structure	Balance	% of total	Weighted average interest rate[1]	Weighted average time to maturity (years)
Fixed	$ 4,433,100	75.7%	3.45%	3.38
Floating	1,426,599	24.3%	6.20%	2.10
Total/Weighted average	**$ 5,859,699**	**100.0%**	**4.23%**	**3.07**

(1) The weighted average effective interest rates as shown in the table above were based on average debt balances for the year ended December 31, 2023. The weighted average effective interest rates based on consolidated outstanding debt balances as at December 31, 2023 were 4.05% and 6.37% for fixed-rate debt and floating-rate debt, respectively.

During the fourth quarter, the Company engaged in the following financing activities:

- On November 29, 2023, the Company entered into a new securitized loan facility with a total commitment of $360.2 million, a term to maturity of five years and an effective interest rate of 6.40%. This facility is secured by a pool of 1,685 single-family rental properties. The loan proceeds were primarily used to pay down the existing 2017-2 securitization fixed-rate debt.
- On November 30, 2023, the Company amended its JV-2 warehouse credit facility to decrease the commitment value from $134.5 million to $18.6 million with an interest rate cap of 3.25% SOFR. The coupon rate remained unchanged.
- On December 11, 2023, the Company amended the loan agreement in respect of the wholly-owned portfolio warehouse credit facility to increase the commitment value by $100.0 million to $200.0 million and extend the maturity of the facility by one year to January 2025. The coupon rate remained unchanged.

TRICON RESIDENTIAL 2023 ANNUAL REPORT 41

MANAGEMENT'S DISCUSSION AND ANALYSIS
for the year ended December 31, 2023

As at December 31, 2023, Tricon's near-term debt maturities included the Term Loan of $296.3 million which is secured by a portion of the wholly-owned single-family rental portfolio. Tricon's debt maturities as at December 31, 2023 are presented below, assuming the exercise of all extension options.

DEBT MATURITY ANALYSIS – as at December 31, 2023*


(in millions of U.S. dollars)
$2,500
$2,000
$1,500
$1,000
$500
309
903
2,093
937
1,618
2024
2025
2026
2027
2028
Single-family rental borrowings
Canadian development properties borrowings
Corporate borrowings

*Reflects the maturity dates after all extensions have been exercised.

3.3 Subsequent events

Arrangement Agreement

On January 19, 2024, the Company announced that it had entered into the Arrangement Agreement, under which BREP X together with BREIT will acquire all outstanding common shares of the Company and each holder of common shares (other than Blackstone and dissenting shareholders) will be entitled to receive $11.25 per common share in cash (the "Go-Private Transaction"). The Go-Private Transaction is structured as a statutory plan of arrangement under the *Business Corporations Act* (Ontario). The completion of the Go-Private Transaction is expected to occur in the second quarter of 2024 and is subject to customary closing conditions, including court approval, the approval of Tricon shareholders (in accordance with the requirements of Multilateral Instrument 61-101 – *Protection of Minority Security Holders in Special Transactions*) and regulatory approval under the Canadian Competition Act (which was obtained on February 19, 2024) and Investment Canada Act. Subject to and upon completion of the Go-Private Transaction, the Company expects that the common shares will no longer be listed on the NYSE or TSX and that the Company will apply to cease to be a reporting issuer under applicable Canadian securities laws. More information concerning the Arrangement Agreement and the Go-Private Transaction can be found in the Company's Management Information Circular dated February 15, 2024, which has been filed and is available under Tricon's profile on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.

As part of the Go-Private Transaction, Tricon intends that during the pendency of the Go-Private Transaction its regular quarterly dividend will not be declared and it has agreed that the dividend reinvestment plan will be suspended. If the Arrangement Agreement is terminated, the Company intends to resume declaring and paying regular quarterly dividends on the common shares and to reinstate its dividend reinvestment plan.

TRICON RESIDENTIAL 2023 ANNUAL REPORT 42

4. Operating Results of Businesses 43 Our Technology SustainabilityOur Team Who We AreAbout Us MD&A Consolidated Financial Statements Corporate Information TRICON RESIDENTIAL 2023 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS for the year ended December 31, 2023 44TRICON RESIDENTIAL 2023 ANNUAL REPORT 4.1 Single-Family Rental 4. OPERATING RESULTS OF BUSINESSES Management believes that information concerning the underlying activities within each of the Company’s operating businesses is useful for investors in understanding the Company’s overall performance, and this section presents key operating highlights for the quarter and for the year on a business-by-business basis. Management monitors the underlying activities within those businesses using non-IFRS measures and Key Performance Indicators (“KPIs”). A list of these measures and KPIs, together with a description of the information each measure reflects and the reasons why management believes the measure to be useful or relevant in evaluating the underlying performance of the Company’s businesses, is set out in Section 6. The supplemental measures presented herein are not recognized under IFRS and should not be construed as alternatives to net income determined in accordance with IFRS as indicators of Tricon’s financial performance. Tricon’s method of calculating these measures may differ from other issuers’ methods and, accordingly, these measures may not be comparable to similar measures presented by other publicly-traded entities. The financial results and performance metrics in Section 4 and where indicated throughout this document reflect Tricon’s proportionate results, unless otherwise stated, as described in Section 6. Refer to “Non-IFRS measures” on page 17 and to Appendix A for IFRS reconciliations of financial information. The number of rental homes, properties or units quoted in Section 4 are presented in aggregate. 4.1 Single-Family Rental Business update The Company’s single-family rental business continued to benefit from favorable demographic shifts driven by new household formation as well as population, job and wage growth in U.S. Sun Belt markets. Meanwhile, an imbalance continues to persist between the demand for affordable single-family homes, both for homebuyers and renters, and the supply of new construction. This imbalance, coupled with inflationary cost pressures, and higher mortgage rates which have dramatically increased the cost of owning versus the cost of renting, has made homeownership less attainable and increased demand for rental homes. Tricon’s relatively affordable single-family rental homes provide a much-needed alternative for those seeking the benefits of a home without the added cost of ownership. These dynamics contributed to the Company’s continued strong operating performance, including same home occupancy of 97.4%, same home resident turnover of 14.8% and same home blended rent growth of 6.0% during the quarter (comprised of 3.7% growth on new move-ins as well as 6.6% growth on renewals). The demand for Tricon’s rental homes (as measured by leads per available home) remains strong; however, the rent growth on new move-ins has normalized towards pre-pandemic levels as a result of resident turnover skewing towards residents with shorter tenure. The Company continues to balance market rent growth appreciation and its embedded portfolio loss-to-lease with its continued efforts to self-govern and moderate rent growth for existing residents as a key component of its Single-Family Resident Bill of Rights and sustainability strategy. Acquisitions and dispositions update The Company acquired 264 homes during the quarter at an average cost of $286,000 per home, including closing costs and up-front renovations, for a total acquisition cost of $75.6 million (of which Tricon’s proportionate share was $72.6 million). The acquisitions included 254 wholly-owned homes for $71.2 million, largely funded by dispositions as part of Tricon’s capital recycling program, and ten homes for $4.4 million owned through joint ventures. The average acquisition cost per home of $286,000 decreased by 7.7% sequentially from $310,000 in Q3 2023, and decreased by 13.6% year-over-year from $331,000 in Q4 2022. The decrease reflects Tricon’s disciplined approach to acquisitions, focused on selectively buying homes at a discount to list price to achieve a higher blended cap rate at or above the cost of long-term financing. A moderation in home prices year-over-year in select markets also contributed to the lower average acquisition cost. During the quarter, Tricon disposed of 135 homes (132 wholly-owned homes for $48.5 million and three homes owned through joint ventures for $0.7 million) as part of its normal-course disposition program for non-core homes. The homes were typically sold via the retail home-sale channel, at an average price of $365,000 per home, in line with their IFRS fair value. For the year ended December 31, 2023, the Company acquired 1,888 homes at an average cost of $316,000 per home, including closing costs and up-front renovations, for a total acquisition cost of $596 million (of which Tricon’s proportionate share was approximately $352 million). For the year ended December 31, 2023, Tricon disposed of 668 homes at an average price of $344,000 per home.

MANAGEMENT'S DISCUSSION AND ANALYSIS
for the year ended December 31, 2023

4.1 Single-Family Rental

Operating results – proportionate total portfolio

For the periods ended December 31 (in U.S. dollars)	Three months 2023	Three months 2022	Three months Variance	Twelve months 2023	Twelve months 2022	Twelve months Variance
Operating metrics(1)						
Tricon wholly-owned rental homes	14,938	14,735	203	14,938	14,735	203
SFR JV homes	22,245	21,173	1,072	22,245	21,173	1,072
Rental homes(2)	37,183	35,908	1,275	37,183	35,908	1,275
Occupancy	94.6%	94.2%	0.4%	94.9%	93.8%	1.1%
Average monthly rent	$ 1,837	$ 1,741	$ 96	$ 1,803	$ 1,688	$ 115

(1) The operating metrics reflect Tricon's proportionate share of the total portfolio, other than the number of rental homes which is presented in aggregate. The occupancy and average monthly rent are KPIs and are defined in Section 6.

(2) Tricon's proportionate share of rental homes for the year ended December 31, 2023 was 21,994 (2022 – 21,464).

For the periods ended December 31 (in thousands of U.S. dollars)	Three months 2023	Three months 2022	Three months Variance	Three months % Variance	Twelve months 2023	Twelve months 2022	Twelve months Variance	Twelve months % Variance
Rental revenue(1)	$ 113,024	$ 103,096	$ 9,928	9.6%	$ 437,167	$ 386,770	$ 50,397	13.0%
Other revenue(1)	5,711	4,682	1,029	22.0%	21,773	20,457	1,316	6.4%
Total revenue from rental properties	**118,735**	**107,778**	**10,957**	**10.2%**	**458,940**	**407,227**	**51,713**	**12.7%**
Property taxes	19,512	16,350	3,162	19.3%	74,842	63,366	11,476	18.1%
Repairs and maintenance	4,636	4,659	(23)	(0.5%)	19,238	19,644	(406)	(2.1%)
Turnover	1,140	891	249	27.9%	5,148	4,293	855	19.9%
Property management expenses	7,345	6,934	411	5.9%	28,263	25,986	2,277	8.8%
Property insurance	1,427	1,315	112	8.5%	5,661	5,220	441	8.4%
Marketing and leasing	365	300	65	21.7%	1,294	1,201	93	7.7%
Homeowners' association (HOA) costs	2,003	2,002	1	–	7,500	5,881	1,619	27.5%
Other direct expenses(2)	2,007	1,583	424	26.8%	7,456	6,093	1,363	22.4%
Total direct operating expenses	**38,435**	**34,034**	**4,401**	**12.9%**	**149,402**	**131,684**	**17,718**	**13.5%**
Net operating income (NOI)(3)	**$ 80,300**	**$ 73,744**	**$ 6,556**	**8.9%**	**$ 309,538**	**$ 275,543**	**$ 33,995**	**12.3%**
Net operating income (NOI) margin(3)	**67.6%**	**68.4%**			**67.4%**	**67.7%**		

(1) All rental and other revenue is reflected net of bad debt. The Company has reserved 100% of residents' accounts receivable balances aged more than 30 days, less the amount of residents' security deposits on hand.

(2) Other direct expenses include property utilities, landscaping costs on vacant homes and other property operating costs associated with ancillary revenue offerings. Utility expenses including water, sewer, waste, gas, and electricity, as well as landscaping costs, are borne by the resident when a home is occupied; such expenses are only incurred by Tricon when a home is vacant or is being turned.

(3) Non-IFRS measures; see "Non-IFRS measures" on page 17, Section 6 and Appendix A.

Total portfolio NOI increased by $6.6 million or 8.9% to $80.3 million in the fourth quarter of 2023 compared to $73.7 million in the fourth quarter of 2022.

Rental revenue increased by $9.9 million or 9.6% during the quarter, driven primarily by a 5.5% increase in the average monthly rent ($1,837 in Q4 2023 vs. $1,741 in Q4 2022), a 0.4% increase in occupancy (94.6% in Q4 2023 vs. 94.2% in Q4 2022) and 2.5% portfolio growth (Tricon's proportionate share of rental homes was 21,994 in Q4 2023 compared to 21,464 in Q4 2022). Other revenue also increased by $1.0 million as a result of a larger rental portfolio coupled with growth in ancillary revenue earned on services provided to residents such as smart-home technology and renters insurance.

Direct operating expenses increased by $4.4 million or 12.9% during the quarter, reflecting incremental costs incurred on a larger portfolio of homes, increased property taxes attributable to higher assessed home values and elevated property management costs reflecting a tighter labor market. Other direct expenses also contributed to the variance, reflecting higher costs of providing smart-home technology to residents and increased utility costs driven by higher rates.

TRICON RESIDENTIAL 2023 ANNUAL REPORT 45

MANAGEMENT'S DISCUSSION AND ANALYSIS
for the year ended December 31, 2023

4.1 Single-Family Rental

Operating results – proportionate same home portfolio

The same home portfolio includes homes that have been stabilized since September 30, 2021 as per the NAREIT guidelines (see Section 6).

For the same home portfolio, blended rent growth for the quarter was 6.0% (including 3.7% on new leases and 6.6% on renewals), accompanied by a 0.2% decrease in occupancy to 97.4% from 97.6% recorded in the comparative period. While rent growth has moderated throughout the year, it remains above long-term historical norms and is in line with seasonal trends as management aims to drive occupancy in the slower winter leasing period. Management expects the continued supply-demand imbalance, along with embedded portfolio loss-to-lease (estimated to be approximately 9% of market rents for the total proportionate portfolio and 11% for the proportionate same home portfolio), to drive healthy rent growth for the next few quarters (see "Forward-looking statements" on page 17). The Company's continued focus on resident retention has resulted in maintaining relatively low annualized turnover of 14.8% compared to 13.2% in the same period of the prior year. These KPIs are defined in Section 6.

For the periods ended December 31 (in U.S. dollars)	Three months 2023	Three months 2022	Three months Variance	Twelve months 2023	Twelve months 2022	Twelve months Variance
Operating metrics – same home[1]						
Tricon wholly-owned rental homes	12,247	12,247	–	12,247	12,247	–
SFR JV homes	8,835	8,835	–	8,835	8,835	–
Rental homes	21,082	21,082	–	21,082	21,082	–
Occupancy	97.4%	97.6%	(0.2%)	97.4%	97.8%	(0.4%)
Annualized turnover rate	14.8%	13.2%	1.6%	16.8%	17.2%	(0.4%)
Average monthly rent	$ 1,782	$ 1,682	$ 100	$ 1,746	$ 1,639	$ 107
Average rent growth – renewal	6.6%	6.8%	(0.2%)	6.6%	6.5%	0.1%
Average rent growth – new move-in	3.7%	9.8%	(6.1%)	7.7%	15.5%	(7.8%)
Average rent growth – blended	6.0%	7.3%	(1.3%)	6.9%	8.2%	(1.3%)

(1) The operating metrics reflect Tricon's proportionate share of the same home portfolio, other than the total number of homes comprising the same home portfolio which is presented in aggregate.

For the three months ended December 31 (in thousands of U.S. dollars)	2023	% of revenue	2022	% of revenue	Variance	% Variance
Rental revenue[1]	$ 78,401		$ 73,594		$ 4,807	6.5%
Other revenue[1]	3,377		2,937		440	15.0%
Total revenue from rental properties	**$ 81,778**	**100.0%**	**$ 76,531**	**100.0%**	**$ 5,247**	**6.9%**
Property taxes	13,206	16.1%	11,537	15.1%	1,669	14.5%
Repairs and maintenance	3,332	4.1%	3,481	4.5%	(149)	(4.3%)
Turnover	640	0.8%	651	0.9%	(11)	(1.7%)
Property management expenses	4,251	5.2%	4,134	5.4%	117	2.8%
Property insurance	997	1.2%	859	1.1%	138	16.1%
Marketing and leasing	133	0.2%	103	0.1%	30	29.1%
Homeowners' association (HOA) costs	1,276	1.6%	1,380	1.8%	(104)	(7.5%)
Other direct expenses[2]	1,273	1.6%	1,004	1.3%	269	26.8%
Total direct operating expenses	**25,108**		**23,149**		**1,959**	**8.5%**
Net operating income (NOI)[3]	**$ 56,670**		**$ 53,382**		**$ 3,288**	**6.2%**
Net operating income (NOI) margin[3]	**69.3%**		**69.8%**			

(1) All rental and other revenue is reflected net of bad debt. The Company has reserved 100% of residents' accounts receivable balances aged more than 30 days, less the amount of residents' security deposits on hand.

(2) Other direct expenses include property utilities, landscaping costs on vacant homes and other property operating costs associated with ancillary revenue offerings. Utility expenses including water, sewer, waste, gas and electricity, as well as landscaping costs, are borne by the resident when a home is occupied; such expenses are only incurred by Tricon when a home is vacant or is being turned.

(3) Non-IFRS measures; see "Non-IFRS measures" on page 17, Section 6 and Appendix A.

TRICON RESIDENTIAL 2023 ANNUAL REPORT 46

MANAGEMENT'S DISCUSSION AND ANALYSIS
for the year ended December 31, 2023

4.1 Single-Family Rental

For the year ended December 31 (in thousands of U.S. dollars)	2023	% of revenue	2022	% of revenue	Variance	% Variance
Rental revenue[1]	$ 306,017		$ 286,787		$ 19,230	6.7%
Other revenue[1]	12,825		13,296		(471)	(3.5%)
Total revenue from rental properties	**$ 318,842**	**100.0%**	**$ 300,083**	**100.0%**	**$ 18,759**	**6.3%**
Property taxes	51,402	16.1%	46,211	15.4%	5,191	11.2%
Repairs and maintenance	13,761	4.3%	14,706	4.9%	(945)	(6.4%)
Turnover	3,135	1.0%	3,565	1.2%	(430)	(12.1%)
Property management expenses	17,054	5.3%	16,607	5.5%	447	2.7%
Property insurance	3,818	1.2%	3,434	1.1%	384	11.2%
Marketing and leasing	517	0.2%	438	0.1%	79	18.0%
Homeowners' association (HOA) costs	4,791	1.5%	4,207	1.4%	584	13.9%
Other direct expenses[2]	4,492	1.4%	3,924	1.3%	568	14.5%
Total direct operating expenses	**98,970**		**93,092**		**5,878**	**6.3%**
Net operating income (NOI)[3]	**$ 219,872**		**$ 206,991**		**$ 12,881**	**6.2%**
Net operating income (NOI) margin[3]	**69.0%**		**69.0%**			

(1) All rental and other revenue is reflected net of bad debt. The Company has reserved 100% of residents' accounts receivable balances aged more than 30 days, less the amount of residents' security deposits on hand.

(2) Other direct expenses include property utilities, landscaping costs on vacant homes and other property operating costs associated with ancillary revenue offerings. Utility expenses including water, sewer, waste, gas and electricity, as well as landscaping costs, are borne by the resident when a home is occupied; such expenses are only incurred by Tricon when a home is vacant or is being turned.

(3) Non-IFRS measures; see "Non-IFRS measures" on page 17, Section 6 and Appendix A.

Total revenue for the same home portfolio increased by $5.2 million or 6.9% to $81.8 million in the fourth quarter of 2023 compared to $76.5 million for the same period in the prior year. This favorable change was primarily attributable to the following:

- **Rental revenue** – Rental revenue was $78.4 million compared to $73.6 million in the comparative period, representing an increase of 6.5%. This favorable variance was primarily attributable to an increase of 5.9% in the average monthly rent per occupied home ($1,782 in Q4 2023 compared to $1,682 in Q4 2022), and the Company's successful collection efforts during the quarter, which reduced bad debt expense below historical trends to 0.6% of revenue compared to 1.3% in the comparative period. This was partially offset by a 0.2% decrease in occupancy from 97.6% to 97.4%.
- **Other revenue** – Other revenue was $3.4 million compared to $2.9 million in the fourth quarter of 2022, an increase of 15.0%. The Company earned incremental fees from higher resident enrollment in its renters insurance program and expanded smart-home offerings, providing residents with keyless access, smart thermostats, and a suite of in-home sensors (approximately 61% of same home properties or 12,789 homes were smart-home enabled in the current quarter compared to 52% or 10,896 homes in the same period in the prior year).

TRICON RESIDENTIAL 2023 ANNUAL REPORT 47

MANAGEMENT’S DISCUSSION AND ANALYSIS for the year ended December 31, 2023 48TRICON RESIDENTIAL 2023 ANNUAL REPORT 4.1 Single-Family Rental Same home operating expenses increased by $2.0 million or 8.5% to $25.1 million in the fourth quarter of 2023 from $23.1 million during the same period in 2022. The variance is largely attributable to the following: • Property taxes – Property taxes were $13.2 million compared to $11.5 million in the comparative period, an increase of 14.5%, reflecting significantly higher year-over-year home value assessments. The current period’s tax accrual was trued up based on the final tax assessments received in most markets, resulting in a 11.2% year-over-year increase for the full year. Tricon continues to work with a property tax consultant to monitor and appeal tax assessments where appropriate. • Repairs and maintenance – Repairs and maintenance expenses were $3.3 million compared to $3.5 million in the comparative period, a decrease of 4.3%. This favorable change was attributable to the Company’s focus on cost management, which was evidenced by refining and managing work scopes as well as undertaking a higher number of work orders in-house, both of which led to the overall decrease in expense. • Property management expenses – Property management expenses were $4.3 million compared to $4.1 million in the comparative period, an increase of 2.8% which was relatively contained given the tight labor market. • Homeowners’ association (“HOA”) costs – Homeowners’ association costs were $1.3 million compared to $1.4 million in the comparative period, a decrease of 7.5%. The decrease in HOA expense was attributable to a lower volume of violations relative to the comparative period, partially offset by increases in annual HOA dues. • Other direct expenses – Other direct expenses were $1.3 million compared to $1.0 million in the comparative period, an increase of 26.8%. This was primarily driven by increased utility costs from higher utility rates and lower average physical occupancy compared to the prior year period. In addition, higher renters insurance enrollments and an increased number of smart home installations caused other direct expenses to rise. Same home NOI increased by 6.2% to $56.7 million in the fourth quarter of 2023 compared to $53.4 million in the fourth quarter of 2022. Same home NOI margin decreased slightly to 69.3% from 69.8% in the same period in the prior year as year-over-year revenue growth was offset by higher expense growth, mainly in property tax, property insurance, and other direct expenses as discussed above.

MANAGEMENT'S DISCUSSION AND ANALYSIS
for the year ended December 31, 2023

4.2.1 Multi-Family Rental

4.2 Adjacent residential businesses

4.2.1 Multi-Family Rental

Tricon's multi-family rental business segment includes a portfolio of two Class A high-rise properties in downtown Toronto known as The Selby and The Taylor, the latter of which achieved stabilization at the end of the third quarter of 2023. There are nine other properties in downtown Toronto that are currently under development or lease-up and are discussed in Section 4.2.2.

Operating results – proportionate total portfolio

The portfolio generated net operating income for the quarter of C$0.9 million and achieved average monthly rent of C$3,031, an increase of 124.1% and 12.9%, respectively, compared to the same period in the prior year. The increase in net operating income was primarily driven by the inclusion of The Taylor during the current quarter, which contributed C$0.4 million of net operating income to the portfolio. The Taylor's strong operating results were supported by a healthy occupancy of 98.0% and average monthly rent of C$3,273.

For the periods ended December 31	Three months			Twelve months		
(in Canadian dollars)	2023	2022	Variance	2023	2022	Variance
Number of properties	2	1	1	2	1	1
Number of units	786	500	286	786	500	286
Occupancy	96.9%	98.0%	(1.1%)	97.7%	98.1%	(0.4%)
Average monthly rent	$ 3,031	$ 2,685	$ 346	$ 2,837	$ 2,558	$ 279

For the three months ended December 31 (in thousands of Canadian dollars, unless otherwise indicated)	2023	2022	Variance	% Variance
Total revenue from rental properties	$ 1,618	$ 642	$ 976	152.0%
Total direct operating expenses	688	227	461	203.1%
Net operating income (NOI)[(1),(2)]	**$ 930**	**$ 415**	**$ 515**	**124.1%**
Net operating income (NOI) margin[(2)]	**57.5%**	**64.6%**		
Net operating income (NOI)[(1),(2)]	**US$ 683**	**US$ 306**	**US$ 377**	**123.2%**

For the year ended December 31 (in thousands of Canadian dollars, unless otherwise indicated)	2023	2022	Variance	% Variance
Total revenue from rental properties	$ 3,576	$ 2,469	$ 1,107	44.8%
Total direct operating expenses	1,429	914	515	56.3%
Net operating income (NOI)[(1),(2)]	**$ 2,147**	**$ 1,555**	**$ 592**	**38.1%**
Net operating income (NOI) margin[(2)]	**60.0%**	**63.0%**		
Net operating income (NOI)[(1),(2)]	**US$ 1,587**	**US$ 1,195**	**US$ 392**	**32.8%**

(1) All dollar amounts in this table represent Tricon's share of the operating results.
(2) Non-IFRS measures; see "Non-IFRS measures" on page 17, Section 6 and Appendix A.

TRICON RESIDENTIAL 2023 ANNUAL REPORT 49

MANAGEMENT'S DISCUSSION AND ANALYSIS
for the year ended December 31, 2023

4.2.1 Multi-Family Rental

Operating results – proportionate same property portfolio

Rental market conditions in downtown Toronto remained robust amidst inflationary cost pressures during the fourth quarter of 2023. The Selby maintained a relatively low annualized turnover due to the Company's focus on resident retention, improving to 17.6% compared to 24.0% during the same period in the prior year. Blended rent growth was 6.6% in the fourth quarter, driven by healthy new-lease and renewal rent growth as the number of leases with pandemic-era rents at the property continued to diminish. Meanwhile, occupancy declined modestly to 96.4% compared to 98.0% during the same period in the prior year as the Company balanced occupancy and effective rent to drive rental revenue.

The Selby generated net operating income for the quarter of C$0.5 million, an increase of 19.3% compared to the same period in the prior year, attributable to favorable prior year property tax adjustments settled during the quarter.

For the periods ended December 31	Three months			Twelve months		
(in Canadian dollars)	2023	2022	Variance	2023	2022	Variance
Number of properties	1	1	–	1	1	–
Number of units	500	500	–	500	500	–
Occupancy	96.4%	98.0%	(1.6%)	97.5%	98.1%	(0.6%)
Annualized turnover rate	17.6%	24.0%	(6.4%)	25.6%	29.6%	(4.0%)
Average monthly rent	$ 2,897	$ 2,685	$ 212	$ 2,804	$ 2,558	$ 246
Average rent growth – renewal	5.9%	8.3%	(2.4%)	5.4%	15.3%	(9.9%)
Average rent growth – new move-in	8.3%	18.0%	(9.7%)	12.0%	17.7%	(5.7%)
Average rent growth – blended	6.6%	11.4%	(4.8%)	7.3%	16.2%	(8.9%)
Net operating income (NOI)[(1),(2)]	$ 495	$ 415	$ 80	$ 1,712	$ 1,555	$ 157
Net operating income (NOI) margin[(2)]	74.3%	64.6%		65.2%	63.0%	
Net operating income (NOI)[(1),(2)]	US$ 363	US$ 306	US$ 57	US$ 1,267	US$ 1,195	US$ 72

(1) All dollar amounts in this table represent Tricon's 15% share of the operating results.
(2) Non-IFRS measures; see "Non-IFRS measures" on page 17, Section 6 and Appendix A.

TRICON RESIDENTIAL 2023 ANNUAL REPORT 50

MANAGEMENT'S DISCUSSION AND ANALYSIS
for the year ended December 31, 2023

4.2.2 Residential Development

4.2.2 Residential Development

Tricon's residential development business segment currently includes (i) new Class A multi-family rental apartments in Canada that are in the development and construction stages and two income-producing properties that are not yet stabilized, (ii) build-to-rent, dedicated single-family rental communities in the United States with the intention to operate as part of the single-family rental portfolio upon stabilization, and (iii) legacy investments in for-sale housing development projects predominantly in the United States.

As at (in thousands of U.S. dollars)	December 31, 2023	December 31, 2022
Canadian residential developments	$ 221,384	$ 221,250
U.S. residential developments	154,971	138,369
Net investments in residential developments	**$ 376,355**	**$ 359,619**
Net investments in residential developments as a % of total real estate assets	3%	3%

Canadian residential developments

The Company is one of the most active rental developers in downtown Toronto with nine projects totaling 4,784 units, comprising seven projects in pre-construction or under construction and two income-producing properties (Maple House and The Ivy) that were not yet fully stabilized during the fourth quarter of 2023. The Company's portfolio also includes an existing commercial property, The Shops of Summerhill, adjacent to The James development project.

The Ivy welcomed its first residents during the quarter and 15% of the building was leased as at December 31, 2023. The Ivy is a 231-unit mixed-use rental community located in the heart of downtown Toronto, offering easy access to local universities, hospitals and subway transit.

Leasing velocity continued to gain momentum at Maple House in the fourth quarter of 2023, driven by strong demand for market units and an undersupply of affordable housing. At the end of the quarter, 34% of units were leased, reflecting the positive market response to Maple House's location in Toronto's historic Distillery District, and its award-winning design and architecture.

As at December 31, 2023, the carrying value of Tricon's net assets in its Canadian multi-family development portfolio was $221.4 million. The following table summarizes the net assets by stage of development.

	December 31, 2023				December 31, 2022			
(in thousands of U.S. dollars)	Tricon's share of property value	Tricon's share of debt and lease obligations[1]	Tricon's share of net working capital and other items	Tricon's net assets[2]	Tricon's share of property value	Tricon's share of debt and lease obligations[1]	Tricon's share of net working capital and other items	Tricon's net assets[2]
Projects in pre-construction	$ 19,352	$ (12,104)	$ 389	$ 7,637	$ 14,361	$ (11,432)	$ 185	$ 3,114
Projects under construction[3]	246,252	(84,552)	(10,664)	151,036	177,732	(38,300)	(3,756)	135,676
Project in lease-up[4],[5]	169,851	(123,198)	(5,971)	40,682	184,398	(116,453)	(7,103)	60,842
Stabilized commercial property[6]	36,444	(16,162)	1,747	22,029	35,586	(15,972)	2,004	21,618
Total	**$ 471,899**	**$ (236,016)**	**$ (14,499)**	**$ 221,384**	**$ 412,077**	**$ (182,157)**	**$ (8,670)**	**$ 221,250**
Equity-accounted investments in Canadian residential developments	$ 302,136	$ (191,077)	$ (11,723)	$ 99,336	$ 275,664	$ (161,153)	$ (7,973)	$ 106,538
Canadian development properties, net of debt	169,763	(44,939)	(2,776)	122,048	136,413	(21,004)	(697)	114,712
Total	**$ 471,899**	**$ (236,016)**	**$ (14,499)**	**$ 221,384**	**$ 412,077**	**$ (182,157)**	**$ (8,670)**	**$ 221,250**

(1) Tricon's share of debt and lease obligations of $236,016 (December 31, 2022 – $182,157) consists of $201,367 of land and construction loans (net of deferred financing fees) and $34,649 of lease obligations under ground leases (December 31, 2022 – $148,694 and $33,463, respectively).

(2) Represents Tricon's share of development properties and other working capital items, net of debt and lease obligations.

(3) In Q1 2023, the Company started construction of The Spoke, now categorized with Projects under construction. Comparative figures have been reclassified to Projects under construction to conform with current period presentation.

(4) Includes Maple House, which began generating rental income during Q3 2023, and The Ivy, which began lease-up in Q4 2023. Comparative figures have been reclassified to Projects in lease-up to conform with current period presentation.

(5) In Q4 2023, The Taylor was reclassified from the residential development segment to Tricon's multi-family rental business segment.

(6) Represents The Shops of Summerhill, an adjacent commercial property to The James development project.

TRICON RESIDENTIAL 2023 ANNUAL REPORT 51

MANAGEMENT'S DISCUSSION AND ANALYSIS
for the year ended December 31, 2023

4.2.2 Residential Development

Projected units and timelines are estimated based on current project plans which are subject to change. Refer to page 17, "Forward-looking statements". Although the portfolio experienced pressures on construction timelines and costs associated with the current inflationary environment, the Company leveraged its strong trade relationships to minimize construction delays and reduce the impact of cost increases.


2018
2019
2020
2021
2022
2023
2024
2025
2026
2027
Q1 Q2 Q3 Q4
Projects in lease-up
Maple House (Block 8)
770*
The Ivy (8 Gloucester)
231*
Projects under construction
Birch House (Block 10)
237*
Cherry House (Blocks 3/4/7)
855*
The Spoke (Symington)
398*
The James (Scrivener Square)
119*
ROQ City (Queen Ontario)
795*
Projects in pre-construction
KT Housing Now (5207 Dundas)
725*
Oak House (Block 20)
654*
Construction period
Initial occupancy
Construction timeline to be determined

*Represents number of projected rental units for each development project.

Investments in U.S. residential developments

The Company's U.S. residential developments include the development of dedicated single-family communities, and legacy investments in for-sale housing, including land development and homebuilding projects.

Tricon develops single-family rental communities through its two joint venture partnerships with the Arizona State Retirement System which have a total equity commitment of $950 million. The total portfolio comprising both joint venture partnerships currently consists of 2,354 build-to-rent units under development across 15 communities in Texas, California and Nevada. These investments in single-family rental communities represent $31.9 million of Tricon's $155.0 million total U.S. residential development investments at fair value.

The Company's legacy for-sale housing investments are structured as self-liquidating investments with cash flows generated as land, lots or homes are sold to third-party buyers (typically large homebuilders or commercial developers in the case of land and end consumers for homebuilding). These investments represent $123.1 million of Tricon's $155.0 million total U.S. residential development investments at fair value.

In aggregate, the Company's U.S. residential development investments represent 1.2% of the Company's total assets and are expected to generate approximately $258.5 million of net cash flow to Tricon, with the majority anticipated over the next five years (see "Non-IFRS measures and forward-looking statements" on page 17).

During the fourth quarter of 2023, these assets generated $20.4 million of distributions to Tricon, including $6.2 million of performance fees.

(in thousands of U.S. dollars)	Advances to date	Distributions to date[1]	Tricon's fair value of investment	Projected distributions net of advances remaining[2]
Investments in U.S. residential developments	$ 556,619	$ 573,429	$ 154,971	$ 258,533

(1) Distributions include repayments of preferred return and capital.
(2) Projected distributions are based on current project plans which are subject to change. Refer to page 17, "Forward-looking statements".

The scheduled time frame for Tricon to receive the projected net distributions remaining, which is based on current project plans and subject to change (refer to page 17, "Forward-looking statements"), is as follows:

(in thousands of U.S. dollars)	1 to 2 years	3 to 5 years	More than 5 years	Total
Projected distributions net of advances remaining	$ 61,045	$ 153,461	$ 44,027	$ 258,533

TRICON RESIDENTIAL 2023 ANNUAL REPORT
52

MANAGEMENT'S DISCUSSION AND ANALYSIS
for the year ended December 31, 2023

4.3 Strategic Capital

4.3 Strategic Capital

Through its Strategic Capital business, Tricon earns fees from managing third-party capital co-invested in its real estate assets. Activities of this business include providing asset management, property management and development management services. The Company intends to continue raising and managing third-party capital to generate scale and drive operational synergies, diversify its investor base, capitalize on opportunities that would otherwise be too large for the Company, reduce its balance sheet exposure to development activities, and enhance Tricon's return on equity by earning asset management and other fees.

Performance overview

The following table provides details of revenue from Strategic Capital services for the three and twelve months ended December 31, 2023 and 2022, including inter-segment revenues eliminated upon consolidation.

For the periods ended December 31	Three months			Twelve months		
(in thousands of U.S. dollars)	2023	2022	Variance	2023	2022	Variance
Asset management fees[1]	$ 2,862	$ 2,977	$ (115)	$ 11,290	$ 12,431	$ (1,141)
Performance fees[2]	6,225	–	6,225	10,359	110,330	(99,971)
Development fees[3]	9,962	9,753	209	31,034	26,826	4,208
Property management fees[4]	578	2,090	(1,512)	1,775	10,501	(8,726)
Revenue from strategic capital services	**19,627**	**14,820**	**4,807**	**54,458**	**160,088**	**(105,630)**
Asset management fees[5]	$ 2,660	$ 2,492	168	9,249	10,035	(786)
Property management fees[6]	2,052	3,618	(1,566)	12,173	21,938	(9,765)
Fees eliminated upon consolidation	**4,712**	**6,110**	**(1,398)**	**21,422**	**31,973**	**(10,551)**
Performance fees realized on sale of U.S. multi-family rental portfolio[2]	–	99,865	(99,865)	–	–	–
Total FFO[7] impact from fees	**$ 24,339**	**$ 120,795**	**$ (96,456)**	**$ 75,880**	**$ 192,061**	**$ (116,181)**

(1) Ranges typically from 0.2–2% of committed or invested capital throughout the lives of the Investment Vehicles under management.

(2) Calculated as approximately 20% (in most cases) of net cash flow after investors' capital has been returned, together with a pre-tax preferred return on capital of, typically, between 8% and 10%. Performance fees of $99.9 million were earned in the third quarter of 2022 in respect of the sale of the U.S. multi-family rental portfolio. As the transaction closed and cash was received during the fourth quarter, these performance fees are included in the Core FFO calculation as an add-back for the three months ended December 31, 2022, while being presented as a line item under performance fees for the twelve months ended December 31, 2022.

(3) Calculated as 2–5% of the sales price of single-family lots, residential land parcels and commercial land within master-planned communities, and 4–5% of overall development costs of Canadian multi-family rental apartments.

(4) Includes 4–7.75% of rental revenue from multi-family rental properties, build-to-rent single-family homes and other ancillary fees.

(5) Asset management fees earned from the limited partners of the single-family rental joint ventures are eliminated upon the consolidation of these Investment Vehicles; however, such fees are accounted for within Tricon's proportionate Core FFO.

(6) Property management fees (including acquisition fees calculated at 1% of pre-renovation costs and leasing fees) earned from the limited partners of the single-family rental joint ventures are eliminated upon the consolidation of these Investment Vehicles. Such fees are accounted for within Tricon's proportionate Core FFO. The details of property management fees are as follows:

For the periods ended December 31	Three months			Twelve months		
(in thousands of U.S. dollars)	2023	2022	Variance	2023	2022	Variance
Leasing fees	$ 2,038	$ 2,557	$ (519)	$ 10,244	$ 10,383	$ (139)
Acquisition fees	14	1,061	(1,047)	1,929	11,555	(9,626)
Property management fees	**$ 2,052**	**$ 3,618**	**$ (1,566)**	**$ 12,173**	**$ 21,938**	**$ (9,765)**

(7) Non-IFRS measure; see "Non-IFRS measures" on page 17, Section 6 and Appendix A.

The following table provides details of the total FFO impact from Strategic Capital services:

For the periods ended December 31	Three months			Twelve months		
(in thousands of U.S. dollars)	2023	2022	Variance	2023	2022	Variance
Asset management fees	$ 5,522	$ 5,469	$ 53	$ 20,539	$ 22,466	$ (1,927)
Performance fees	6,225	99,865	(93,640)	10,359	110,330	(99,971)
Development fees	9,962	9,753	209	31,034	26,826	4,208
Property management fees	2,630	5,708	(3,078)	13,948	32,439	(18,491)
Total FFO impact from fees	**$ 24,339**	**$ 120,795**	**$ (96,456)**	**$ 75,880**	**$ 192,061**	**$ (116,181)**

TRICON RESIDENTIAL 2023 ANNUAL REPORT

53

MANAGEMENT'S DISCUSSION AND ANALYSIS
for the year ended December 31, 2023

4.3 Strategic Capital

Asset management fees

Tricon earns asset management fee revenue on $2.6 billion of fee-bearing capital across its business segments. Asset management fee revenues for this quarter remained flat at $5.5 million compared to the fourth quarter of 2022.

Performance fees

Performance fee revenues recognized for the fourth quarter were $6.2 million compared to none in the prior year comparative period. Performance fee revenue of $99.9 million was recognized upon the sale of the U.S. multi-family rental portfolio in the third quarter of 2022, while the FFO impact was recognized upon receipt of cash in the fourth quarter of 2022. The Company earns performance fees once targeted returns are achieved by Investment Vehicles and records them only to the extent that it is highly probable that a significant amount of the cumulative revenue recognized will not reverse. Consideration for these services is variable as it is dependent upon the occurrence of a future event that includes the repayment of investor capital and a predetermined rate of return.

(in thousands of U.S. dollars)	1 to 2 years	3 to 5 years	More than 5 years	Total
Estimated future performance fees[(1),(2)]	**$ 21,000**	**$ 113,000**	**$ 5,000**	**$ 139,000**

(1) The projected future performance fees for a period exceeding five years have been adjusted to accommodate the downward shifts in the anticipated future performance of the Company's underlying Investment Vehicles. This aligns with recent economic conditions and consequently reduces the fair value assumed upon exit, resulting in a downward adjustment of approximately 20% in total estimated future performance fees.

(2) Estimated future performance fees are calculated pursuant to current business plans, which involve estimating future cash flows from operations and eventual sale, less construction and development costs, to determine the quantum and timing of funding requirements and cash distributions for each Investment Vehicle. Such estimated future performance fees are discounted based on expected time horizons and risk (including the risks set out in the AIF and the risk that future performance does not align with assumptions noted under the heading "Forward-looking statements" on page 17), and presented above before the deduction of any amounts paid to employees under the LTIP and performance fee expense to unitholders of the participation arrangements. Forward-looking information; see page 17.

Development fees

For the periods ended December 31	Three months			Twelve months		
(in thousands of U.S. dollars)	2023	2022	Variance	2023	2022	Variance
The Johnson Companies ("Johnson")	$ 8,681	$ 8,319	$ 362	$ 26,052	$ 21,248	$ 4,804
Tricon Development Group ("TDG")	1,281	1,434	(153)	4,982	5,578	(596)
Development fees	**$ 9,962**	**$ 9,753**	**$ 209**	**$ 31,034**	**$ 26,826**	**$ 4,208**

Development fee revenue remained consistently strong year-over-year. Johnson's performance continues to excel in the current quarter, notwithstanding the prior year's exceptional result driven by a substantial commercial land bulk sale. This strong performance was partially offset by decreased fees from Canadian residential development projects as certain projects entered their lease-up phase.

Property management fees

The Company earned $2.6 million in property management fees in the quarter through its rental operating platform, representing a $3.1 million decrease from the comparative period. This decrease was driven primarily by a reduction in acquisition fees as a result of fewer acquisitions of SFR homes, as well as lower property management fees following the divestiture of Tricon's interest in the U.S. multi-family rental portfolio which occurred on October 18, 2022.

Corporate overhead efficiency

Fees earned from managing third-party capital allow Tricon to improve operating efficiency and offset corporate overhead expenses. The following table provides details of the Company's net overhead expenses for the three and twelve months ended December 31, 2023 and 2022:

For the periods ended December 31	Three months			Twelve months		
(in thousands of U.S. dollars)	2023	2022	Variance	2023	2022	Variance
Total FFO impact from fees (excluding performance fees)	**$ 18,114**	**$ 20,930**	**$ (2,816)**	**$ 65,521**	**$ 81,731**	**$ (16,210)**
Salaries and benefits	(11,524)	(14,106)	2,582	(53,672)	(55,040)	1,368
Cash-based AIP expense	(4,090)	(3,990)	(100)	(12,519)	(20,307)	7,788
General and administration expense in Core FFO[(1)]	(12,483)	(13,219)	736	(50,203)	(48,008)	(2,195)
Recurring gross overhead expenses	**$ (28,097)**	**$ (31,315)**	**$ 3,218**	**$ (116,394)**	**$ (123,355)**	**$ 6,961**
Overhead expenses, net	**(9,983)**	**(10,385)**	**402**	**(50,873)**	**(41,624)**	**(9,249)**
Total FFO impact from fees (excluding performance fees) as a percentage of recurring gross overhead expenses	**64%**	**67%**	**(3%)**	**56%**	**66%**	**(10%)**

(1) See Appendix A for reconciliation to general and administration expense per the Company's consolidated Financial Statements.

TRICON RESIDENTIAL 2023 ANNUAL REPORT 54

5. Liquidity and Capital Resources 6. Operational Key Performance Indicators 7. Accounting Estimates and Policies, Controls and Procedures, and Risk Analysis 8. Historical Financial Information 55 Our Technology SustainabilityOur Team Who We AreAbout Us MD&A Consolidated Financial Statements Corporate Information TRICON RESIDENTIAL 2023 ANNUAL REPORT

MANAGEMENT'S DISCUSSION AND ANALYSIS
for the year ended December 31, 2023

5. LIQUIDITY AND CAPITAL RESOURCES

5.1 Financial strategy

The Company seeks to maintain financial strength and flexibility by lowering its cost of debt and equity capital and minimizing interest rate fluctuations over the long term. Some key elements of Tricon's financing strategy are:

- Using various forms of debt such as fixed-rate or floating-rate bank financing and unsecured debentures with conversion features, and attempting to stagger the maturity of its obligations. The Company typically purchases interest rate caps to limit its exposure to variable interest rate increases.
- Using convertible or exchangeable securities where the principal can be redeemed by the issuance of common shares at the Company's option.
- Where appropriate, raising equity through the public or private markets in the U.S. and Canada to finance its growth and strengthen its financial position.

5.2 Liquidity

Tricon generates substantial liquidity through:

- Stable cash flow received from our single-family rental business.
- Cash distributions from operating cash flow generated by our multi-family rental businesses.
- Cash distributions from land, lot and home sales in our legacy for-sale housing business.
- Fee income from our Strategic Capital business.
- Repatriation of capital extracted through refinancings.
- Cash distributions generated from the turnover of assets with shorter investment horizons.
- Syndicating investments to private investors and thereby extracting Tricon's invested capital.

To enable us to react to attractive acquisition or investment opportunities and deal with contingencies when they arise, we typically maintain sufficient liquidity at the corporate level and within our key operating platforms. Our primary sources of liquidity consist of cash and a corporate credit facility.

Contractual obligations

The following table presents the contractual maturities of the Company's financial liabilities at December 31, 2023, excluding remaining unamortized deferred financing fees and debt discount:

(in thousands of U.S. dollars) As at December 31, 2023	Due on demand and in 2024	From 1 to 2 years	From 3 to 4 years	From 5 years and later	Total
Liabilities					
Debt[1]	$ 309,116	$ 2,995,746	$ 2,554,837	$ –	$ 5,859,699
Other liabilities	–	14,647	11,286	14,402	40,335
Limited partners' interests in single-family rental business	–	915,983	1,106,088	278,223	2,300,294
Derivative financial instruments	–	–	–	53,788	53,788
Due to Affiliate	–	–	–	295,325	295,325
Amounts payable and accrued liabilities	150,221	–	–	–	150,221
Resident security deposits	85,196	–	–	–	85,196
Dividends payable	15,856	–	–	–	15,856
Total	**$ 560,389**	**$ 3,926,376**	**$ 3,672,211**	**$ 641,738**	**$ 8,800,714**

(1) The contractual maturities reflect the maturity dates after all extensions have been exercised. The Company intends to exercise the extension options available on all loans.

TRICON RESIDENTIAL 2023 ANNUAL REPORT 56

MANAGEMENT'S DISCUSSION AND ANALYSIS
for the year ended December 31, 2023

Working capital

As at December 31, 2023, Tricon had a net working capital deficit of $288.4 million, reflecting current assets of $272.0 million, offset by current liabilities of $560.4 million. The working capital deficit primarily results from the term loan with an outstanding balance of $296.3 million maturing in April 2024. The Company has an option to extend the term loan's maturity to October 2024 and is actively working with the lender to further extend the term of this facility beyond 2024. The Company has determined that its current financial obligations and working capital deficit are adequately funded from the available borrowing capacity and from operating cash flows.

As of December 31, 2023, there was $170.0 million outstanding under the Company's corporate credit facility with $330.0 million remaining undrawn on that facility.

5.3 Capital resources

Debt structure

Management mitigates interest rate risk by maintaining the majority of its debt at fixed rates. The impact of variable interest rate increases or decreases is discussed in the Company's financial statements. Management also mitigates its exposure to fixed-rate interest risk by staggering maturities with the objective of achieving even, annual maturities over a ten-year time horizon to reduce Tricon's exposure to interest rate fluctuations in any one period. The Company's long-term debt structure is presented in Note 19 of the Company's consolidated financial statements, which information is incorporated herein by reference, and further summarized in Section 3.2 of this document.

The Company provides financial guarantees for land loans and construction loans in its residential development business.

As at December 31, 2023, the Company was in compliance with all of its financial covenants.

Equity issuance and cancellations

As at December 31, 2023, there were 273,385,554 common shares issued by the Company, of which 272,637,823 were outstanding and 747,731 were reserved to settle restricted share awards in accordance with the Company's Restricted Share Plan. In addition, the Company had 3,631,723 outstanding stock options and 2,334,338 outstanding deferred share units (DSUs).

The Company's Dividend Reinvestment Plan ("DRIP") provides eligible holders of common shares with the opportunity to reinvest their cash dividends paid on the Company's common shares to purchase additional common shares at a price equal to the average market price (as defined in the DRIP) on the applicable dividend payment date, less an applicable discount of up to 5% determined by the Board from time to time.

On October 13, 2022, the Company announced that the TSX had approved its notice of intention to make a normal course issuer bid ("NCIB") to repurchase up to 2,500,000 of its common shares trading on the TSX, the NYSE and/or alternative Canadian trading systems during the twelve-month period ending on October 17, 2023. During the year ended December 31, 2023, the Company repurchased 525,267 of its common shares on the TSX and 523,413 shares on the NYSE under the NCIB for $8.7 million, all of which were repurchased in the first quarter. The repurchased common shares were subsequently cancelled.

Pursuant to and during the pendency of the Arrangement Agreement, the Company intends that its regularly quarterly dividend will not be declared and has suspended the DRIP. See Section 3.3 of this document and Note 40 to the consolidated financial statements for details.

The following table summarizes the Company's equity capital structure at December 31, 2023 and December 31, 2022:

	December 31, 2023	December 31, 2022	Variance
Common shares outstanding[1]	272,637,823	272,840,692	(202,869)
Restricted common shares	747,731	624,088	123,643
Number of basic common shares issued	**273,385,554**	**273,464,780**	**(79,226)**
Outstanding stock options	3,631,723	3,839,723	(208,000)
Outstanding deferred share units (DSUs)	2,334,338	2,419,824	(85,486)
Common shares underlying exchangeable preferred units	34,744,118	34,744,118	–

(1) Common shares outstanding as at December 31, 2023 includes 554,906 common shares issued under the Dividend Reinvestment Plan ("DRIP") during the year.

TRICON RESIDENTIAL 2023 ANNUAL REPORT 57

MANAGEMENT’S DISCUSSION AND ANALYSIS for the year ended December 31, 2023 58TRICON RESIDENTIAL 2023 ANNUAL REPORT 6. OPERATIONAL KEY PERFORMANCE INDICATORS The non-IFRS financial measures, non-IFRS ratios and KPI supplementary financial measures discussed throughout this MD&A for each of the Company’s business segments are calculated based on Tricon’s proportionate share of each portfolio or business and are defined and discussed below. The presentation on a proportionate basis reflects only the portion attributable to Tricon’s shareholders based on the Company’s ownership percentage of the underlying entities and excludes the percentage associated with non-controlling and limited partners’ interests. The Company believes that providing these measures on a proportionate basis is helpful to investors in assessing the overall performance of the Company’s business. These measures are commonly used by entities in the real estate industry as useful metrics for measuring performance; however, they do not have any standardized meaning prescribed by IFRS and are not necessarily comparable to similar measures presented by other publicly-traded entities. These measures should be considered as supplemental in nature and not as a substitute for the related financial information prepared in accordance with IFRS. See “Non-IFRS measures” on page 17 and Appendix A. Single-family and multi-family rental • Net operating income (“NOI”) represents total revenue from rental properties, less direct operating expenses and property management expenses. NOI excludes non-property specific and indirect overhead expenses, interest expense and non-core income or expenses such as gains or losses on the disposition of rental properties. Tricon believes NOI is a helpful metric to evaluate the performance of its rental business and compare it to industry peers. • Net operating income (“NOI”) margin represents net operating income as a percentage of total revenue from rental properties. • Occupancy rate represents the total number of days that units were occupied during the measurement period, divided by the total number of days that the units were owned during the measurement period (excluding units held for sale). Management believes occupancy is a main driver of rental revenues and that comparing occupancy across different periods is helpful in evaluating changes in rental revenues. • Annualized turnover rate during the period represents the number of resident move-outs divided by the weighted average number of rental units (excluding units held for sale) in the period, annualized for a twelve-month period. Management believes the annualized turnover rate impacts occupancy and therefore revenue, as well as the cost to maintain the rental portfolios. • Average monthly rent represents average monthly rental income per unit for occupied units and reflects the impact of rent concessions amortized over the life of the related leases. Tricon believes average monthly rent reflects pricing trends which impact rental revenue over time. • Average rent growth during the period represents the percentage difference between the monthly rent from an expiring lease and the monthly rent from the next lease and reflects the impact of rent concessions amortized over the life of the related lease. Leases are either renewal leases, where a current resident chooses to stay for a subsequent lease term, or a new lease, where a previous resident moves out and a new resident signs a lease to occupy the same unit. Average rent growth drives average monthly rent and management finds it is useful to evaluate changes in rental revenue across periods. • “Same home” or “same home portfolio” includes homes that were stabilized 90 days prior to the first day of the prior-year comparative period as per the guidelines of the National Rental Home Council. It excludes homes that have been sold, homes that have been designated for sale and homes taken out of service as a result of a major renovation. This same home portfolio is defined on January 1 of each reporting year. Based on this definition, any home currently included in the same home portfolio will have satisfied the conditions described above prior to September 30, 2021, and those homes have been held in operations throughout the full periods presented in both 2022 and 2023. • “Same property” or “same property portfolio” is defined as all stabilized multi-family properties owned by the Company continuously since the first day of the prior-year comparative period. It excludes properties that have not yet stabilized, properties that have been sold and properties that have been designated for sale during the current or comparative reporting period. Based on this definition, any property currently included in the same property portfolio will have satisfied the conditions described above and have been held in operations throughout the full periods presented in both 2022 and 2023. Strategic Capital (previously reported as private funds and advisory) • Total fee revenue represents total asset management, property management, development management and performance fees earned, excluding inter-company fees earned. • Assets Under Management (“AUM”) includes balance sheet capital invested in the Company’s principal investments and capital managed on behalf of third-party investors and is a helpful measure in evaluating the Company’s ability to grow and manage strategic capital. AUM is calculated as follows:

MANAGEMENT’S DISCUSSION AND ANALYSIS for the year ended December 31, 2023 59TRICON RESIDENTIAL 2023 ANNUAL REPORT ASSETS UNDER MANAGEMENT Principal Assets Under Management Single-family rental, multi-family rental and Canadian residential developments Fair value of rental and development properties plus unfunded commitment U.S. residential developments Fair value of invested capital plus unfunded commitment Third-Party Assets Under Management Single-family rental, multi-family rental and Canadian residential developments Fair value of rental and development properties plus unfunded commitment U.S. residential developments For-sale housing Build-to-rent Outstanding invested equity and unfunded commitment Outstanding invested equity and project-level funded debt plus unfunded commitment Company operating performance Funds from operations (“FFO”), core funds from operations (“Core FFO”) and adjusted funds from operations (“AFFO”) are metrics that management believes to be helpful in evaluating the Company’s operating performance, considering the recent expansion of its residential rental portfolio. These are metrics commonly used by securities analysts, investors and other interested parties in the evaluation of real estate entities, particularly those that own and operate income-producing properties. Management believes that providing these performance measures on a supplemental basis is helpful to investors in assessing the overall performance of the Company’s business. • FFO represents net income excluding the impact of fair value adjustments and amortization of intangibles arising from business combinations. The Company’s definition of FFO reflects all adjustments that are specified by the National Association of Real Estate Investment Trusts (“NAREIT”). In addition to the adjustments prescribed by NAREIT, Tricon excludes any fair value gains that arise as a result of reporting under IFRS, except for fair value gains arising from Tricon’s U.S. residential developments business which are intended to act as a proxy for cash generation. • Core FFO presents FFO as a normalized figure, adjusting for items which are not likely to occur on a regular basis or are otherwise not representative of the ongoing operating performance of the Company. These adjustments can include, but are not limited to, transaction costs, interest on Due to Affiliate, fees eliminated upon consolidation, non-cash items, enterprise risk management (“ERP”) system implementation costs, initial set-up fees of information technology infrastructure, SOX-related implementation and consulting costs, costs incurred to process COVID-19 pandemic-related backlogs, business restructuring expenses, legal reorganization costs, implementation costs of new initiatives (e.g. sustainability, reporting, business lines), office expansion or relocation expenses, corporate brand-building costs and one-time donations. • AFFO represents Core FFO less recurring capital expenditures, which represent ongoing costs associated with maintaining and preserving the quality of a property after it has been renovated. • Effect of FFO, Core FFO and AFFO from discontinued operations is presented on a combined basis with continued operations. Tricon’s method of calculating FFO is substantially in accordance with NAREIT’s recommendations, but may differ from other issuers’ methods and, accordingly, may not be comparable to FFO reported by other issuers. Core FFO and AFFO per share amounts are calculated based on the weighted average common shares outstanding in the period, assuming the conversion of all potentially dilutive shares (including exchangeable preferred units) to show the full dilutive impact to shareholders. Core FFO and AFFO payout ratios are calculated by dividing dividends declared for the period by Core FFO and AFFO, respectively, which are indicative of the Company’s ability to fund dividend payments using cash from operations. Net debt Net debt represents the Company’s total current and long-term debt per its financial statements, less its cash and restricted cash. Management believes it is a helpful liquidity measure to reflect the Company’s ability to meet all of its obligations simultaneously if they were due immediately.

MANAGEMENT’S DISCUSSION AND ANALYSIS for the year ended December 31, 2023 60TRICON RESIDENTIAL 2023 ANNUAL REPORT 7. ACCOUNTING ESTIMATES AND POLICIES, CONTROLS AND PROCEDURES, AND RISK ANALYSIS 7.1 Revenue and income recognition The following table summarizes the revenue earned from the Company’s business segments. TOTAL REVENUE Revenue Revenue from single-family rental properties • Lease revenue is primary rental revenue from a lease contract, earned directly from leasing the homes. • Ancillary revenue is income earned from residents that is not primary rental revenue from a lease contract. Ancillary revenue includes pet fees, early termination fees and other service fees. • Non-lease revenue includes property management services, such as repairs and maintenance performed on the properties. Revenue from strategic capital services • Asset management fees from managing third-party capital invested through Investment Vehicles within the single-family rental, multi-family rental and residential development businesses. • Performance fees from Investment Vehicles. • Development management and advisory fees generated from residential development projects. • Property management fees from managing single-family rental homes and multi-family rental properties. Revenue from single-family rental properties Revenue recognition under a lease commences when a resident has a right to use the leased asset, which is typically when the resident takes possession of, or controls the physical use of, the leased property. Generally, this occurs on the lease commencement date. Lease contracts with residents normally include lease and non-lease components, which may be bundled into one fixed gross lease payment. Lease revenue earned directly from leasing the homes is recognized and measured on a straight-line basis over the lease term in accordance with IFRS 16, Leases (“IFRS 16”). Leases for single-family rental homes are generally for a term of one to two years. Ancillary revenue is income the Company generates from providing services that are not primary rental revenue from a lease contract. Ancillary revenue includes pet fees, early termination fees and other service fees. Ancillary revenue is measured at the amount of consideration which the Company expects to receive in exchange for providing services to a resident. Ancillary revenue is included with revenue from single-family rental properties in the consolidated statements of comprehensive income. In addition to revenue generated from the lease component, revenue from single-family rental properties includes a non-lease component earned from the residents, which is recognized under IFRS 15, Revenue from Contracts with Customers (“IFRS 15”). Non-lease revenue includes property management services, such as repairs and maintenance performed on the properties. These services represent a single performance obligation and revenue is recognized over time as the services are provided, regardless of when the payment is received. Revenue from rental properties is allocated to non-lease components using a cost-plus margin approach whereby the Company separates the operating costs that pertain to the services provided to the residents and applies a reasonable profit margin. The Company has concluded that it is the principal in all of its revenue arrangements since it is the primary obligor in all of the revenue arrangements, it has pricing latitude and it is also exposed to credit risks.

MANAGEMENT’S DISCUSSION AND ANALYSIS for the year ended December 31, 2023 61TRICON RESIDENTIAL 2023 ANNUAL REPORT Revenue from strategic capital services The Company’s vertically integrated management platform provides asset management, development management and property management services. The Company provides asset management services to joint venture partners and third-party investors for which it earns market- based fees in connection with its businesses in the U.S. and Canada. These contractual fees are typically up to 2% of committed or invested capital throughout the lives of the Investment Vehicles under management. The Company may also earn performance fees once targeted returns are achieved by an Investment Vehicle. The Company recognizes performance fees only to the extent that it is highly probable that a significant amount of the cumulative revenue recognized will not reverse. Consideration for these services is variable as it is dependent upon the occurrence of a future event that includes the repayment of investor capital and a predetermined rate of return. Revenue from performance fees is typically earned and recognized towards the end of the life of an Investment Vehicle. The Company also earns development management and advisory service fees from third parties and/or related parties. Development management and advisory services are satisfied over time. Revenues are recognized based on the best estimate of the amounts earned for those services, which typically reflects contractual fees of 2–5% of the sales price of single-family lots, residential land parcels and commercial land within master-planned communities, as well as build-to-rent communities, and 4–5% of overall development costs of Canadian multi-family rental apartments. The Company includes variable consideration in the revenues only to the extent that it is highly probable that a significant amount of the cumulative revenue recognized will not reverse. Specifically for Johnson, consideration for these services is variable as it is dependent upon the occurrence of a future event that is the sale of the developed property. Revenue is typically recognized as the development of the property is completed, and control has been transferred to the respective buyer. These management fees earned in exchange for providing development management and advisory services are billed upon the sale of the property. The Company earns property management fees, leasing fees, acquisition and disposition fees, and construction management fees through its rental operating platform. These management services are satisfied over time and revenues are recognized as services are provided in accordance with IFRS 15. Income from equity-accounted investments in multi-family rental properties and Canadian residential developments The Company recognizes income from equity-accounted investments in multi-family rental properties and Canadian residential developments under the equity method, as per IAS 28, Investments in Associates and Joint Ventures (“IAS 28”). The Company’s equity-accounted investments in multi-family rental properties and Canadian residential developments are initially recognized at cost, and adjusted thereafter to recognize the Company’s share of profit or loss of the investee in accordance with Tricon’s accounting policies, which are discussed in Note 3 to the consolidated financial statements. Income from investments in U.S. residential developments The Company’s investments in U.S. residential developments meet the definition of associates and are accounted for under the equity method per IAS 28; however, Tricon has elected to apply the exception in paragraph IAS 28.36A, which permits a non-investment company investor to elect to retain investment entity accounting for associates that themselves qualify as investment entities, where applicable. Most of the Company’s investments in U.S. residential developments are measured at fair value, and income from investments in U.S. residential developments is calculated based on its share of the changes in the fair value of the net assets of each of the Investment Vehicles in which it invests. The fair value of each Investment Vehicle’s net assets is determined by the waterfall distribution calculations specified in the relevant governing agreements. The inputs into the waterfall distribution calculations include the fair values of the land development and homebuilding projects and working capital held by the Investment Vehicles. The fair values of the land development and homebuilding projects are based on appraisals prepared by external third-party valuators or on internal valuations using comparable methodologies and assumptions.

MANAGEMENT’S DISCUSSION AND ANALYSIS for the year ended December 31, 2023 62TRICON RESIDENTIAL 2023 ANNUAL REPORT 7.2 Accounting estimates and policies The Company makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. Refer to the notes to the consolidated financial statements for details on critical accounting estimates. Transition to a rental housing company In January 2020, the Company completed its previously announced transition to an owner and operator of diversified rental housing, resulting in the Company determining that it no longer meets the criteria for being an investment entity (“Investment Entity Accounting”) under IFRS 10, Consolidated Financial Statements (“IFRS 10”). The exact timing of the transition from an investment entity to a rental housing company is highly judgmental and the Company concluded that this transition occurred in January 2020. As a result, effective January 1, 2020 (the “Transition Date”), the Company was required to apply the acquisition method of accounting as per IFRS 3, Business Combinations (“IFRS 3”), to all subsidiaries that were previously measured at fair value through profit or loss (“FVTPL”). Consequently, the Company began consolidating the financial results of controlled subsidiaries including those holding its investments in single-family rental homes and U.S. multi-family rental properties, resulting in the inclusion of these subsidiaries’ assets, liabilities and non-controlling interests on the balance sheet of the Company. Similarly, these subsidiaries’ income and expenses have been reported on the Company’s consolidated statement of comprehensive income together with the non-controlling interests’ share of income. Concurrently, the Company’s investments in Canadian residential developments and U.S. residential developments are accounted for in one of two ways: (i) proportionate consolidation for joint operations for the period between January 1, 2020 and June 22, 2020, during which time the Company owned 50% and 25% interests in The James and The Shops of Summerhill, respectively; and (ii) equity accounting for associates and joint ventures, in accordance with IFRS 11, Joint Arrangements and IAS 28. On March 31, 2021, the Company completed the syndication of its U.S. multi-family rental subsidiary, Tricon US Multi-Family REIT LLC, which resulted in a disposition of 80% of the Company’s interest in that subsidiary. On October 18, 2022, the Company sold its remaining 20% equity interest in Tricon US Multi-Family REIT LLC. Accordingly, the Company reclassified the current- and prior-year results and cash flows of the U.S. multi-family rental investment as discontinued operations separate from the Company’s continued operations in accordance with IFRS 5, Non-current Assets Held for Sale and Discontinued Operations (“IFRS 5”) (see Note 5 of the consolidated financial statements).

MANAGEMENT'S DISCUSSION AND ANALYSIS
for the year ended December 31, 2023

The accounting impact of the Company's businesses and their presentation in the Company's consolidated financial statements are summarized in the table below.

	ACCOUNTING		PRESENTATION		
Business segment	Accounting assessment	Accounting methodology	Presentation in Balance Sheet	Presentation in Statement of Income	Presentation of Non-controlling interest
Single-Family Rental					
Tricon wholly-owned	Controlled subsidiary	Consolidation	Rental properties	Revenue from single-family rental properties	N/A
SFR JV-1	Controlled subsidiary	Consolidation			Limited partners' interests (Component of liabilities)
SFR JV-HD	Controlled subsidiary	Consolidation			
SFR JV-2	Controlled subsidiary	Consolidation			
Multi-Family Rental					
U.S. multi-family[1]	Divested in October 2022	Equity method	Divested in October 2022	Income from discontinued operations	N/A
Canadian multi-family: 592 Sherbourne LP (The Selby)	Investments in associate	Equity method	Equity-accounted investments in multi-family rental properties	Income from equity-accounted investments in multi-family rental properties	N/A
Canadian multi-family: 57 Spadina LP (The Taylor)[2]	Investments in associate	Equity method		Income from equity-accounted investments in Canadian residential developments from January 1, 2023 to September 30, 2023 Income from equity-accounted investments in multi-family rental properties from October 1, 2023 to December 31, 2023	N/A
Canadian residential developments					
Summerhill Shops LP (The Shops of Summerhill)	Controlled subsidiary	Consolidation	Canadian development properties	Other income	N/A
Scrivener Square LP (The James)					N/A
WDL 8 LP (Maple House)	Joint venture	Equity method	Equity-accounted investments in Canadian residential developments	Income from equity-accounted investments in Canadian residential developments	N/A
WDL 20 LP (Oak House)	Joint venture	Equity method			N/A
WDL 3/4/7 LP (Cherry House)	Joint venture	Equity method			N/A
DKT B10 LP (Birch House)	Joint venture	Equity method			N/A
6–8 Gloucester LP (The Ivy)	Joint venture	Equity method			N/A
Queen Ontario LP (ROQ City)	Joint venture	Equity method			N/A
Symington LP (The Spoke)	Joint venture	Equity method			N/A
KT Housing Now Six Points LP[3]	Joint venture	Equity method			N/A
U.S. residential developments					
THPAS Holdings JV-1 LLC	Investments in associates	Equity method	Investments in U.S. residential developments	Income from investments in U.S. residential developments	N/A
THPAS Development JV-2 LLC	Investments in associates	Equity method			N/A
For-sale housing	Investments in associates	Equity method			N/A
Strategic Capital[4]					
Private funds GP entities	Controlled subsidiary	Consolidation	Consolidated	Revenue from strategic capital services	N/A
Johnson development management	Controlled subsidiary	Consolidation	Consolidated		Component of equity

(1) On October 18, 2022, the Company completed the sale of its remaining 20% equity interest in the U.S. multi-family rental portfolio (Note 5 of the consolidated financial statements).

(2) As at September 30, 2023, 57 Spadina LP (The Taylor) achieved stabilization. In the fourth quarter of 2023, being the first full quarter after stabilization, it was reclassified from the Canadian residential developments segment to the multi-family rental segment.

(3) On June 23, 2023, the Company entered into a new joint venture investment, KT Housing Now Six Points LP, with its partner, Kilmer Group.

(4) Strategic Capital was previously reported as Private Funds and Advisory.

TRICON RESIDENTIAL 2023 ANNUAL REPORT 63

MANAGEMENT’S DISCUSSION AND ANALYSIS for the year ended December 31, 2023 64TRICON RESIDENTIAL 2023 ANNUAL REPORT Significant estimates Income taxes The determination of the Company’s income and other tax liabilities requires interpretation of complex laws and regulations often involving multiple jurisdictions. Significant estimates are required in determining the Company’s consolidated income tax provision. There are many transactions and calculations for which the ultimate tax determination is uncertain. The Company recognizes liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current tax and deferred tax provisions. Furthermore, deferred income tax balances are recorded using enacted or substantively enacted future income tax rates. Changes in enacted income tax rates are not within the control of management. However, any such changes in income tax rates may result in actual income tax amounts that may differ significantly from estimates recorded in deferred tax balances. Valuation of rental properties The fair values of single-family rental properties are typically determined using a combination of internal and external processes and valuation techniques according to the valuation policy as set out in Note 6 of the consolidated financial statements. The valuation inputs are considered Level 3 as judgment is used in determining the weight to apply to inputs based on recent comparable-sales data information and whether adjustments are needed to account for unique characteristics of the assets. A change to these inputs could significantly alter the fair values of the rental properties. Fair value of investments The fair values of the Company’s investments in U.S. residential development associates and investments in Canadian development properties are determined using the valuation methodologies described in Notes 9 and 10 of the consolidated financial statements. By their nature, these valuation techniques require the use of assumptions that are mainly based on market conditions existing at the end of each reporting period. Changes in the underlying assumptions could materially impact the determination of the fair value of a financial instrument. Imprecision in determining fair value using valuation techniques may affect the investment income recognized in a particular period. Fair value of incentive plans and participation arrangements Management is required to make certain assumptions and to estimate future financial performance in order to estimate the fair value of incentive plans and performance fees participation arrangements at each consolidated balance sheet date. The LTIP and the performance fees liability require management to estimate the net asset value of each Investment Vehicle and the corresponding changes in unrealized carried interests, which are updated on a quarterly basis. Changes in the underlying assumptions used to calculate the net asset value of each Investment Vehicle could materially impact the determination of the LTIP and the performance fees liability. Significant estimates and assumptions relating to such incentive plans and participation arrangements are disclosed in Notes 3, 31 and 32 of the consolidated financial statements. Significant judgments Acquisition of rental properties The Company’s accounting policies relating to rental properties are described in Note 3 of the consolidated financial statements. In applying these policies, judgment is exercised in determining whether certain costs are additions to the carrying amount of a rental property and whether properties acquired are considered to be asset acquisitions or business combinations. Should the purchase meet the criteria of a business combination, then transaction costs such as appraisal and legal fees are expensed immediately and included in the consolidated statements of comprehensive income. If the purchase is an asset acquisition, transaction costs form part of the purchase price and earnings are not immediately affected. Basis of consolidation The consolidated financial statements of the Company include the accounts of Tricon and its wholly-owned subsidiaries, as well as entities over which the Company exercises control on a basis other than majority ownership of voting interests within the scope of IFRS 10. Judgment is applied in determining if an entity meets the criteria of control as defined in the accounting standard. Investments in joint ventures and joint arrangements The Company makes judgments in determining the appropriate accounting for investments in other entities. These judgments include determining the significant relevant activities and assessing the level of influence Tricon has over the activities through contractual arrangements. In addition, the Company also determines whether Tricon’s rights and obligations are directly related to the assets and liabilities of the arrangement or to the net assets of the joint arrangement.

MANAGEMENT’S DISCUSSION AND ANALYSIS for the year ended December 31, 2023 65TRICON RESIDENTIAL 2023 ANNUAL REPORT 7.3 Controls and procedures Internal controls and procedures Management (defined as the CEO and CFO of the Company) is responsible for establishing and maintaining adequate internal control over financial reporting. Management has assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2023 as required by National Instrument 52-109 issued by the Canadian Securities Administrators and rules 13a-15 and 15d-15 under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) using criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2023. The effectiveness of the Company’s internal control over financial reporting as of December 31, 2023 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their attestation report which appears in the Company’s consolidated financial statements. During the first quarter of 2023, the Company completed the initial phase of its new enterprise resource planning (“ERP”) implementation and migrated its general ledger onto the new system. In connection with this implementation, the Company modified the design and documentation of its internal control processes and procedures relating to the new system. There were no other changes to policies, procedures and processes that comprise the system of internal controls over financial reporting that may have negatively affected, or are reasonably likely to materially negatively affect, the Company’s internal controls over financial reporting. Such controls and procedures are subject to continuous review and changes to such controls and procedures may require management resources and systems in the future. During the year, the Company continued to maintain policies and procedures designed to ensure its compliance with the Sarbanes-Oxley Act, including with the requirements pursuant to Section 404 of the Sarbanes-Oxley Act to furnish a report by our management on our internal control over financial reporting (“ICFR”), which must be accompanied by an attestation report on ICFR issued by our independent registered public accounting firm. Disclosure controls and procedures Disclosure controls and procedures are designed to ensure that (i) information required to be disclosed by the Company in reports that it files or submits to the Commission under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in applicable rules and forms and (ii) material information required to be disclosed in the Company’s reports filed under the Exchange Act is accumulated and communicated to the Company’s management, including its CEO and CFO, as appropriate, to allow for timely decisions regarding required disclosure. At the end of the period covered by this report, an evaluation was carried out under the supervision of and with the participation of the Company’s management, including the CEO and CFO, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) and Rule 15d-15(e) under the Exchange Act). The evaluation included documentation review, enquiries and other procedures considered by management to be appropriate in the circumstances. Based on that evaluation, the Company’s CEO and CFO have concluded that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures were effective. Limitations on internal controls and disclosure controls Management does not expect that the disclosure controls or internal controls over financial reporting of the Company will prevent or detect all errors and all fraud or will be effective under all potential future conditions. A control system is subject to inherent limitations and, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Further, the design of a control system must reflect that there are resource constraints, and the benefits of controls must be considered relative to their costs. Inherent limitations include the realities that judgments in decision- making can be faulty, and that breakdowns can occur because of simple errors or mistakes. Controls can also be circumvented by individual acts of some persons, by collusion of two or more people or by management override of the controls. Due to the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected. The design of any control system is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential conditions. Projections of any evaluations of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

MANAGEMENT’S DISCUSSION AND ANALYSIS for the year ended December 31, 2023 66TRICON RESIDENTIAL 2023 ANNUAL REPORT 7.4 Transactions with related parties Senior management of the Company own units, directly or indirectly, in certain legacy Investment Vehicles, as well as common shares of the Company. Refer to Note 34 in the Company’s consolidated financial statements for further details concerning the Company’s transactions with related parties. 7.5 Dividends The Company intends that during the pendency of the Go-Private Transaction its regular quarterly dividend will not be declared and it has agreed that the DRIP will be suspended. If the Arrangement Agreement is terminated, the Company intends to resume declaring and paying regular quarterly dividends on the common shares and to reinstate its dividend reinvestment plan (see Section 3.3). 7.6 Compensation incentive plans The Company’s annual compensation incentive plans include an annual incentive plan (“AIP”) and a long-term incentive plan (“LTIP”). Annual Incentive Plan (“AIP”) The Company’s AIP provides for an aggregate bonus pool based on the sum of all employees’ individual AIP targets. The portion of the pool attributable to senior executive management is market-benchmarked and subject to an adjustment factor, as approved by the Board, of between 50% and 150%, based on the achievement of Company performance objectives determined by the Board at the beginning of each year. The final pool is then allocated among employees based on individual and collective performance. AIP awards will be made in cash and equity-based grants, with the proportion of equity-based awards being correlated to the seniority of an individual’s role within the Company. Equity-based AIP awards are granted in a combination of deferred share units (“DSUs”), performance share units (“PSUs”), stock options and restricted shares, pursuant to the Company’s Deferred Share Unit Plan (“DSUP”), Performance Share Unit Plan (“PSUP”), stock option plan and Restricted Share Plan, respectively. Upon the announcement of the Arrangement Agreement, specific adjustments have been made to the measurement of equity- based awards to account for accelerated vesting. See Note 31 to the consolidated financial statements for details. Long-term incentive plan (“LTIP”) LTIP expense is generated from two sources: (i) 50% of the Company’s share of performance fees or carried interest from certain Investment Vehicles, paid in cash when received; and (ii) 15% of the income from THP1 US (a U.S. residential development Investment Vehicle), also payable in cash pursuant to amendments to the LTIP made in 2022. Amounts under the LTIP are allocated among employees in accordance with the plan. For the LTIP generated from the Company’s share of performance fees or carried interest from certain Investment Vehicles, the Company estimates the LTIP liability by determining the performance fees at each reporting date based on the estimated fair value of the underlying investments. Changes in the LTIP liability are recognized in the consolidated statements of comprehensive income. Complete details concerning the Company’s compensation plans are set out in the Company’s most recent Management Information Circular, available under Tricon’s profile on SEDAR+ at www.sedar.plus.ca and EDGAR at www.sec.gov, and on the Company’s website at www.triconresidential.com. 7.7 Risk definition and management There are certain risks inherent in the Company’s activities and those of its investees, including the ones described below, which may impact the Company’s financial and operating performance, the value of its investments and the value of its securities. The Annual Information Form contains a more detailed summary of risk factors pertaining to the Company and its business under the heading “Risk Factors”, which section is hereby incorporated herein by reference. The disclosures in this MD&A are subject to the risk factors outlined in the Annual Information Form. Other risks and uncertainties that the Company does not presently consider to be material, or of which the Company is not presently aware, may become important factors that affect the Company’s future financial condition and results of operations. The occurrence of any of the risks discussed herein or in the Annual Information Form could materially and adversely affect the business, prospects, financial condition, results of operations, cash flow or the ability of the Company to make dividends or the value of its shares. Indebtedness and rising interest rates The degree to which the Company is leveraged could have important consequences to the Company, including: (i) the Company’s future ability to obtain additional financing for working capital, capital expenditures or other purposes may be limited; (ii) the Company may be unable to refinance indebtedness on terms acceptable to the Company or at all; (iii) a significant portion of the Company’s cash flow could be dedicated to the payment of the principal of and interest on its indebtedness, thereby reducing funds available for future operations, capital expenditures and/or dividends on its Common Shares and increasing the risk of default on the Company’s debt obligations; (iv) the Company may be negatively impacted by rising interest rates; and (v) the Company may be more vulnerable to economic downturns and be limited in its ability to withstand competitive pressures.

MANAGEMENT’S DISCUSSION AND ANALYSIS for the year ended December 31, 2023 67TRICON RESIDENTIAL 2023 ANNUAL REPORT In addition to the potential consequences noted above, rising interest rates may impact the Company’s ability to finance its future growth and cause the Company to slow its property acquisition pace which itself could impact its ability to earn rent and fee revenue, raise future investment vehicles, or optimize its portfolio, all of which could negatively impact its financial condition and performance. Moreover, rising interest rates, decreased availability of mortgage financing or of certain mortgage programs, higher down payment requirements or increased monthly mortgage costs may increase the cost of capital for the Company and may lead to reduced demand for new home sales and resales and mortgage loans, which could negatively impact our financial condition and performance. The Company manages interest rate risk by structuring its financings to stagger the maturities of its debt, thereby mitigating the exposure to interest rate and other credit rate fluctuations. However, there can be no assurance that the Company will be able to continue to stagger and fix its debt in the future at favorable terms or at all. Inflation In an attempt to combat recent inflation through cooling demand, the Bank of Canada and the Federal Reserve have tightened monetary policy through fiscal 2023 by increasing the overnight lending rate. Although the Bank of Canada has held interest rates steady since July 2023, in a rising interest rate environment, the cost of acquiring, financing, developing, expanding and renovating investment properties also increases, and together with upward pressure on capitalization rates and decreased investment property demand, the Company’s investment property values may decline as a result. Inflation in Canada and the U.S. is currently at historically high levels. The rate of inflation impacts the general economic and business environment in which the Company operates. Recent inflationary pressures experienced domestically and globally, external supply constraints, tight labor markets and strong demand for goods and resources, together with the imposition by governments of higher interest rates or wage and price controls as a means of curbing inflationary increases, will put pressure on the Company’s development, financing, operation and labor costs and could negatively impact levels of demand for real property. Accordingly, continued inflationary pressures and the resulting economic impacts may adversely affect our financial condition and results of operations. If inflation at elevated levels persists and interest rates continue to climb, an economic contraction is possible. Higher inflation and the prospect of moderated growth also negatively impact the debt and equity markets in which the Company seeks capital, and in turn might impact our ability to obtain capital in the future on favorable terms, or at all. While the Company’s portfolio and market position, as well as its stable resident base, provide the Company flexibility to navigate volatile economic conditions, there can be no assurances regarding the impact of a significant economic contraction on the business, operations, and financial performance of the Company. Liquidity risk Residential real estate assets generally cannot be sold quickly, particularly if local market conditions are poor. As a result, the Company may not be able to acquire or sell assets promptly in response to economic or other conditions. This inability to promptly reallocate capital or exit the market in a timely manner could adversely affect the Company’s financial condition and performance. Additionally, financial difficulties of other property owners resulting in distressed sales could depress real estate values in the markets in which we invest. These restrictions could reduce our ability to respond to changes in the performance of our portfolios and could adversely affect our financial condition and performance. Additionally, legislation and other regulatory developments, including the Prohibition on the Purchase of Residential Property by Non-Canadians Act, could limit potential purchasers of Tricon’s properties, further reducing the liquidity of the real estate market. Guarantees of project debt The Company may agree to provide financial assistance to the subsidiary entities through which it carries on its activities. Such financial assistance may include the provision of payment guarantees to a project entity’s lenders of acquisition financing, construction debt or long-term financing, and the provision of construction completion guarantees. Such guarantees may be joint or several with other partners in a particular investment. The Company’s and its partners’ guarantees of project-level obligations may not be in proportion to their respective investments in the project entity. The provision of such guarantees may reduce the Company’s capacity to borrow funds under its separate credit facilities, which may affect its ability to finance its operations. If such guarantees are called upon for payment or performance, they may have a negative impact on the Company’s cash position and financial performance. If the Company provides a joint guarantee with an investment partner, a default by the partner in its payment or performance obligation under the guarantee could cause the Company to pay a disproportionate amount in satisfaction of the guarantee, which may have a negative impact on the Company’s cash position and financial performance.

MANAGEMENT’S DISCUSSION AND ANALYSIS for the year ended December 31, 2023 68TRICON RESIDENTIAL 2023 ANNUAL REPORT Operational and credit risks On a strategic and selective basis, we, alongside our for-sale housing investment vehicles, provide financing to develop properties. The residential real estate development business involves significant risks that could adversely affect performance, including the following: (i) the developer may not be able to complete construction on schedule or within budget, resulting in increased debt service expense and construction costs and delays in selling the properties; (ii) the developer may not be able to obtain, or may experience delays in obtaining, all necessary zoning, land-use, building, occupancy and other governmental permits and authorizations for the properties; (iii) the developer may not be able to sell properties on favorable terms or at all; (iv) construction costs, total investment amounts and the Company’s or investment vehicle’s share of remaining funding may exceed our estimates; and (v) projects may not be completed and delivered as planned. Our for-sale housing investments are made through the financing of local developers, including Johnson, and, consequently, we rely to a great extent on those developers to successfully manage their development projects. Furthermore, given the Company’s majority interest in Johnson, we rely on Johnson’s ability to execute on portions of our for-sale housing business strategy. Investments in partnerships, joint ventures or other entities may involve risks not present were a third party not involved, including the possibility that the development partners might become bankrupt or otherwise fail to fund their share of required capital contributions. Additionally, the development partners might at any time have economic or other business interests or goals that are inconsistent with our business interests or goals. In addition, we do not have sole control of certain important decisions relating to these development properties, including decisions relating to: the sale of the development properties; refinancing; timing and amount of distributions of cash from such development properties; and capital improvements. Any of these factors could negatively impact the value of our investments and our financial condition and performance. Capital commitment The third-party investors in Tricon’s investment vehicles comprise a relatively small group of reputable, primarily institutional, investors. To date, each of these investors has met its commitments on called capital and we have received no indications that any investor will be unable to meet its capital commitments in the future. While our experience with our investors suggests that commitments will be honored, and notwithstanding the adverse consequences to a defaulting investor under the terms of the applicable investment vehicle, no assurances can be given that an investor will meet its entire commitment over the life of an investment vehicle. A failure by one or more investors to satisfy a drawdown request could impair an investment vehicle’s ability to fully finance its investment, which could have a material adverse effect on the performance and value of that investment, which in turn could negatively impact the Company’s financial condition and performance.

MANAGEMENT'S DISCUSSION AND ANALYSIS
for the year ended December 31, 2023

8. HISTORICAL FINANCIAL INFORMATION

The following tables show selected IFRS measures for the past eight quarters. The comparative period results have been recast in conformity with the current period presentation to show the results from the U.S. multi-family rental subsidiary as discontinued operations separate from the Company's continuing operations.

For the three months ended (in thousands of U.S. dollars, except per share amounts which are in U.S. dollars)	December 31, 2023	September 30, 2023	June 30, 2023	March 31, 2023
Financial statement results				
Net operating income from single-family rental properties from continuing operations	$ 139,251	$ 135,273	$ 132,455	$ 126,402
Total revenue from continuing operations[1]	226,407	211,531	208,207	203,630
Net (loss) income from continuing operations	(35,470)	81,125	46,768	29,401
Net income from discontinued operations	–	–	–	–
Net (loss) income	(35,470)	81,125	46,768	29,401
Basic (loss) earnings per share from continuing operations	(0.14)	0.29	0.17	0.10
Basic earnings per share from discontinued operations	–	–	–	–
Basic (loss) earnings per share	(0.14)	0.29	0.17	0.10
Diluted (loss) earnings per share from continuing operations	(0.14)	0.18	0.16	0.08
Diluted earnings per share from discontinued operations	–	–	–	–
Diluted (loss) earnings per share	(0.14)	0.18	0.16	0.08

For the three months ended (in thousands of U.S. dollars, except per share amounts which are in U.S. dollars)	December 31, 2022	September 30, 2022	June 30, 2022	March 31, 2022
Financial statement results				
Net operating income from single-family rental properties from continuing operations	$ 122,522	$ 116,305	$ 104,396	$ 93,273
Total revenue from continuing operations[1]	195,713	283,239	175,522	151,199
Net income from continuing operations	55,883	178,786	405,604	150,124
Net income (loss) from discontinued operations	1,829	(2,335)	11,256	13,333
Net income	57,712	176,451	416,860	163,457
Basic earnings per share from continuing operations	0.19	0.65	1.47	0.54
Basic earnings (loss) per share from discontinued operations	0.01	(0.01)	0.04	0.05
Basic earnings per share	0.20	0.64	1.51	0.59
Diluted earnings per share from continuing operations	0.11	0.49	0.82	0.54
Diluted earnings (loss) per share from discontinued operations	0.01	(0.01)	0.03	0.05
Diluted earnings per share	0.12	0.48	0.85	0.59

(1) Total revenue from continuing operations includes revenue from single-family rental properties and revenue from strategic capital services.

Over the past two years, the Company's single-family rental business benefited from a number of trends that have been accelerated by the COVID-19 pandemic, including in-migration and strong population growth in U.S. Sun Belt markets, favorable demographic shifts driving new household formation, as well as a shift towards work-from-home employment with families prioritizing larger living spaces. Meanwhile, the supply of new housing was constrained by ongoing challenges related to securing entitlements for new lots and by a shortage of labor and materials, including pandemic-related supply chain bottlenecks. This imbalance, coupled with inflationary cost pressures and higher mortgage rates, has made home ownership less attainable and increased demand for rental homes.

Notwithstanding the foregoing, beginning in late 2022, Company performance began to be impacted by macroeconomic factors such as rising interest rates and general inflation, as well as overall uncertainty in financial markets and moderating rent growth. Some of these factors also led the Company to slow its SFR home acquisition pace, in order to preserve capital for more attractive opportunities in the future, which slowing also had an impact on performance.

TRICON RESIDENTIAL 2023 ANNUAL REPORT 69

MANAGEMENT'S DISCUSSION AND ANALYSIS
for the year ended December 31, 2023

The following tables show selected IFRS measures for the past three years.

For the twelve months ended (in thousands of U.S. dollars, except per share amounts which are in U.S. dollars)	December 31, 2023	December 31, 2022	December 31, 2021[2]
Financial statement results			
Total revenue	$ 849,775	$ 805,673	$ 496,608
Net income	121,824	814,480	449,527
Basic earnings per share	0.42	2.95	2.03
Diluted earnings per share	0.41	2.09	2.00
Dividends per share[1]	$ 0.23	$ 0.23	$ 0.23

(1) Prior to November 8, 2021, dividends were issued and paid in Canadian dollars. Dividends paid in Canadian dollars were translated to U.S. dollars using the daily exchange rate on the date of record.

(2) Total revenue for the twelve months ended 2021 has been reclassified to conform with the current period presentation. Resident recoveries, which were previously recorded as a reduction in direct operating expenses, have been reclassified to other revenue from single-family rental properties.

(in thousands of U.S. dollars)	December 31, 2023	December 31, 2022	December 31, 2021
Total assets	$ 13,248,425	$ 12,450,946	$ 9,148,617
Debt	5,778,000	5,728,184	3,917,433

The following factors have caused material changes to the Company's financial results over the past three years:

- Tricon's single-family rental portfolio grew by 63% from 22,766 homes as at December 31, 2020 to 37,183 homes as at December 31, 2023. The fair value of the single-family rental portfolio grew by 144% from $5.0 billion as at December 31, 2020 to $12.2 billion as at December 31, 2023.
- On March 31, 2021, the Company sold an 80% interest in its U.S. multi-family rental portfolio to two institutional investors for net cash consideration of $431.6 million, and recognized its remaining 20% interest at fair value on the transaction date and proceeded to account for it as an equity-accounted investment. As a result, the Company recognized a loss of $84.4 million for the three months ended March 31, 2021, which includes $79.1 million related to derecognition of goodwill related to the portfolio. In accordance with IFRS 5, the Company reclassified the current- and prior-period results and cash flows of the U.S. multi-family portfolio as discontinued operations separate from the Company's continuing operations.
- On May 10, 2021, the Company announced a new joint venture ("SFR JV-HD") with two leading institutional investors to acquire newly built single-family rental homes from national and regional homebuilders. The joint venture has committed capital of up to $450 million, for a total purchasing potential of up to $1.5 billion including associated leverage. On July 19, 2021, the Company announced another new joint venture ("SFR JV-2") with three institutional investors to acquire existing single-family rental homes targeting the middle-market demographic in the U.S. Sun Belt. The joint venture has committed capital of up to $1.55 billion, for a total purchasing potential of up to $5 billion including associated leverage. Since the launch of the joint ventures, the Company's single-family rental portfolio has grown by approximately 12,670 homes or $4.5 billion in value.
- On October 7, 2021, the Company's common shares were listed for trading on the NYSE. On October 12, 2021, the Company closed a public offering and concurrent private placement of common shares resulting in a total issuance of 46,248,746 common shares for aggregate gross proceeds of $570.3 million, or net proceeds of $547.6 million.
- On October 18, 2022, the Company sold its remaining 20% equity interest in the U.S. multi-family rental portfolio to a vertically integrated residential real estate investment and property management company. The gross proceeds received of $319.3 million included $99.9 million of performance fees and, after satisfying associated liabilities, were utilized to repay outstanding debt on Tricon's corporate credit facility, and to repurchase common shares under the normal course issuer bid announced on October 13, 2022. In accordance with IFRS 5, the Company reclassified the current- and prior-period results and cash flows of the U.S. multi-family portfolio as discontinued operations separate from the Company's continuing operations.

TRICON RESIDENTIAL 2023 ANNUAL REPORT 70

A. Appendix A – Reconciliations 71 Our Technology SustainabilityOur Team Who We AreAbout Us MD&A Consolidated Financial Statements Corporate Information TRICON RESIDENTIAL 2023 ANNUAL REPORT

MANAGEMENT'S DISCUSSION AND ANALYSIS
for the year ended December 31, 2023

APPENDIX A – RECONCILIATIONS

Management considers NOI, NOI margin, Core FFO, Core FFO per share, AFFO and AFFO per share to be key measures of the Company's operating performance (see Section 6 for definitions and page 17 for discussion of non-IFRS measures).

Reconciliation of net income to FFO, Core FFO and AFFO

For the periods ended December 31	Three months			Twelve months		
(in thousands of U.S. dollars)	2023	2022	Variance	2023	2022	Variance
Net (loss) income from continuing operations attributable to Tricon's shareholders	**$ (38,260)**	**$ 53,339**	**$ (91,599)**	**$ 114,190**	**$ 773,835**	**$ (659,645)**
Fair value gain on rental properties	(2,029)	(56,414)	54,385	(210,936)	(858,987)	648,051
Fair value loss on Canadian development properties	–	–	–	–	440	(440)
Unrealized loss (gain) on derivative financial instruments	28,183	(25,818)	54,001	20,085	(184,809)	204,894
Limited partners' share of FFO adjustments	17,527	49,834	(32,307)	113,482	283,338	(169,856)
FFO attributable to Tricon's shareholders	**$ 5,421**	**$ 20,941**	**$ (15,520)**	**$ 36,821**	**$ 13,817**	**$ 23,004**
Core FFO from U.S. and Canadian multi-family rental	386	868	(482)	970	8,173	(7,203)
Income from equity-accounted investments in multi-family rental properties	(4,768)	(1,051)	(3,717)	(5,297)	(1,550)	(3,747)
Income from equity-accounted investments in Canadian residential developments	(1,614)	(7,690)	6,076	(4,348)	(11,198)	6,850
Performance fees revenue from the sale of U.S. multi-family rental portfolio	–	99,866	(99,866)	–	–	–
Current income tax adjustment	(1,077)	–	(1,077)	(448)	–	(448)
Deferred income tax expense	1,969	5,601	(3,632)	25,899	189,179	(163,280)
Current tax impact on sale of U.S. multi-family rental portfolio	–	–	–	–	(29,835)	29,835
Interest on Due to Affiliate	4,245	4,245	–	16,981	17,022	(41)
Amortization of deferred financing costs, discounts and lease obligations	6,638	5,581	1,057	24,481	19,284	5,197
Performance fees payments associated with U.S. multi-family rental divestiture	–	(49,577)	49,577	–	(49,577)	49,577
Equity-based, non-cash and one-time compensation(1)	8,832	8,383	449	20,851	54,716	(33,865)
Other adjustments(2)	25,619	9,674	15,945	56,687	27,257	29,430
Core FFO attributable to Tricon's shareholders	**$ 45,651**	**$ 96,841**	**$ (51,190)**	**$ 172,597**	**$ 237,288**	**$ (64,691)**
Recurring capital expenditures(3)	(7,492)	(8,147)	655	(33,487)	(39,024)	5,537
AFFO attributable to Tricon's shareholders	**$ 38,159**	**$ 88,694**	**$ (50,535)**	**$ 139,110**	**$ 198,264**	**$ (59,154)**
Core FFO payout ratio(4)	**35%**	**16%**	**19%**	**37%**	**27%**	**10%**
AFFO payout ratio(4)	**42%**	**18%**	**24%**	**46%**	**32%**	**14%**
Weighted average shares outstanding – diluted	**310,408,201**	**311,222,080**	**(813,879)**	**310,287,917**	**311,100,493**	**(812,576)**

(1) Includes non-cash performance fees expense. Performance fees expense is accrued based on changes in the unrealized carried interest liability of the underlying Investment Vehicles and hence is added back to Core FFO as a non-cash expense. Performance fees are paid and deducted in arriving at Core FFO only when the associated fee revenue has been realized.

(2) Includes the following adjustments:

For the periods ended December 31	Three months			Twelve months		
(in thousands of U.S. dollars)	2023	2022	Variance	2023	2022	Variance
Transaction costs(5)	$ 3,459	$ 7,178	$ (3,719)	$ 16,632	$ 18,537	$ (1,905)
(Gain) loss on debt modification and extinguishment	–	–	–	(1,326)	6,816	(8,142)
Amortization and depreciation expense	4,525	4,764	(239)	17,306	15,608	1,698
Realized and unrealized foreign exchange loss(6)	13,778	(33)	13,811	13,206	(1,311)	14,517
Lease payments on right-of-use assets	(1,640)	(1,130)	(510)	(5,848)	(3,065)	(2,783)
Core FFO adjustments to income from investments in U.S. residential developments	–	441	(441)	–	(43)	43
Other Core FFO adjustments(7)	6,386	–	6,386	20,361	–	20,361
Limited partners' share of Core FFO adjustments	(889)	(1,546)	657	(3,644)	(9,285)	5,641
Total other adjustments	**$ 25,619**	**$ 9,674**	**$ 15,945**	**$ 56,687**	**$27,257**	**$ 29,430**

(3) Recurring capital expenditures represent ongoing costs associated with maintaining and preserving the quality of a property after it has been renovated. Capital expenditures related to renovations or value-enhancement are excluded from recurring capital expenditures.

(4) Core FFO and AFFO payout ratios are computed by dividing dividends declared for the period by Core FFO and AFFO, respectively.

(5) For the three and twelve months ended December 31, 2023, transaction costs included professional fees and other expenses related to formation and marketing of new Joint Ventures expected to be launched in the near term, as well as transaction costs related to disposition of non-core homes.

(6) This figure includes non-controlling interest's share of amortization and depreciation. The comparative period has been reclassified to conform with the current period presentation.

(7) For the three and twelve months ended December 31, 2023, adjustments included professional fees related to enterprise resource planning ("ERP") system implementation and consulting, SOX-related system implementation and consulting, costs incurred to process COVID-related backlogs as well as other non-cash adjustments. These expenses are one-time in nature and are expected to normalize in the coming months.

TRICON RESIDENTIAL 2023 ANNUAL REPORT 72

MANAGEMENT'S DISCUSSION AND ANALYSIS
for the year ended December 31, 2023

Reconciliation of recurring single-family rental proportionate capital expenditures to consolidated portfolio capital expenditures by period

(in thousands of U.S. dollars)	Q4 2023	Q3 2023	Q2 2023	Q1 2023	Q4 2022	Q3 2022	Q2 2022	Q1 2022
Recurring capital expenditures, proportionate total portfolio (A)	$ 7,476	$ 8,577	$ 8,275	$ 9,093	$ 8,037	$ 10,750	$ 9,788	8,796
Renovation, value-enhancing and disposition capital expenditures, proportionate total portfolio	26,212	34,096	23,415	18,291	30,295	40,868	33,941	28,475
Total capital expenditures, proportionate total portfolio	$ 33,688	$ 42,673	$ 31,690	$ 27,384	$ 38,332	$ 51,618	$ 43,729	$ 37,271
Limited partners' share of capital expenditures[1]	2,675	7,926	11,831	19,157	29,741	48,990	34,782	41,997
Total capital expenditures by period	**$ 36,363**	**$ 50,599**	**$ 43,521**	**$ 46,541**	**$ 68,073**	**$ 100,608**	**$ 78,511**	**$ 79,268**

(1) Represents the limited partners' interest of the capital expenditures in SFR JV-1, SFR JV-2 and SFR JV-HD.

Reconciliation of single-family rental total portfolio recurring capital expenditures to recurring capital expenditures in AFFO

(in thousands of U.S. dollars)	Q4 2023	Q3 2023	Q2 2023	Q1 2023	Q4 2022	Q3 2022	Q2 2022	Q1 2022
Recurring capital expenditures, single-family rental proportionate total portfolio (A)	$ 7,476	$ 8,577	$ 8,275	$ 9,093	$ 8,037	$ 10,750	$ 9,788	$ 8,796
Recurring capital expenditures from adjacent residential businesses	16	17	18	15	110	471	491	581
Recurring capital expenditures in AFFO	**$ 7,492**	**$ 8,594**	**$ 8,293**	**$ 9,108**	**$ 8,147**	**$ 11,221**	**$ 10,279**	**$ 9,377**

Reconciliation of quarterly consolidated capital expenditures to consolidated single family rental properties

(in thousands of U.S. dollars)	December 31, 2023	December 31, 2022
Opening balance	$ 11,445,659	$ 7,978,396
Acquisitions	554,206	2,362,185
Total capital expenditures by period		
Q1	46,541	79,268
Q2	43,521	78,511
Q3	50,599	100,608
Q4	36,363	68,073
Total capital expenditures	177,024	326,460
Fair value adjustments	210,936	858,987
Dispositions	(197,033)	(80,369)
Single-family rental properties balance per financial statements, end of year	**$ 12,190,792**	**$ 11,445,659**

Reconciliation of single-family rental total and same home NOI

For the periods ended December 31 (in thousands of U.S. dollars)	Three months 2023	Three months 2022	Twelve months 2023	Twelve months 2022
Net operating income (NOI), proportionate same home portfolio	$ 56,670	$ 53,382	$ 219,872	$ 206,991
Net operating income (NOI), proportionate non-same home	23,630	20,362	89,666	68,552
Net operating income (NOI), proportionate total portfolio	80,300	73,744	309,538	275,543
Limited partners' share of NOI[1]	58,951	48,778	223,843	160,953
Net operating income from single-family rental properties per financial statements	**$ 139,251**	**$ 122,522**	**$ 533,381**	**$ 436,496**

(1) Represents the limited partners' interest in the NOI from SFR JV-1, SFR JV-2 and SFR JV-HD.

TRICON RESIDENTIAL 2023 ANNUAL REPORT 73

MANAGEMENT'S DISCUSSION AND ANALYSIS
for the year ended December 31, 2023

Reconciliation of Canadian multi-family rental total and same property NOI

For the periods ended December 31 (in thousands of U.S. dollars)	Three months 2023	Three months 2022	Twelve months 2023	Twelve months 2022
Net operating income (NOI), proportionate same property	$ 363	$ 306	$ 1,267	$ 1,195
Net operating income (NOI), proportionate non-same property	320	–	320	–
Net operating income (NOI), proportionate total portfolio	$ 683	$ 306	$ 1,587	$ 1,195
Other expenses, proportionate portfolio	(669)	(130)	(1,044)	(520)
Fair value gain on multi-family rental property, proportionate portfolio	4,754	875	4,754	875
Income from equity-accounted investments in Canadian multi-family rental properties per financial statements	**$ 4,768**	**$ 1,051**	**$ 5,297**	**$ 1,550**

Reconciliation of proportionate general and administration expense in Core FFO

For the periods ended December 31 (in thousands of U.S. dollars)	Three months 2023	Three months 2022	Three months Variance	Twelve months 2023	Twelve months 2022	Twelve months Variance
Proportionate general and administration expense in Core FFO	$ 12,483	$ 13,219	$ (736)	$ 50,203	$ 48,008	$ 2,195
Other Core FFO adjustments[1]	6,386	–	6,386	20,361	–	20,361
Cash lease payments	(1,640)	(1,130)	(510)	(5,848)	(3,065)	(2,783)
Proportionate general and administration expense	17,229	12,089	5,140	64,716	44,943	19,773
Limited partner's share of general and administration expense	9,648	6,074	3,574	21,786	14,048	7,738
General and administration expense per financial statements	**$ 26,877**	**$ 18,163**	**$ 8,714**	**$ 86,502**	**$ 58,991**	**$ 27,511**

(1) For the three and twelve months ended December 31, 2023, adjustments included professional fees related to enterprise resource planning ("ERP") system implementation and consulting, SOX-related system implementation and consulting, costs incurred to process COVID-related backlogs as well as other non-cash adjustments. These expenses are one-time in nature and are expected to normalize in the coming months.

Total assets under management

(in thousands of U.S. dollars)	December 31, 2023 Balance	December 31, 2023 % of total AUM	December 31, 2022 Balance	December 31, 2022 % of total AUM
Third-party AUM	$ 8,186,312	50.1%	$ 8,120,344	50.7%
Principal AUM	8,160,357	49.9%	7,882,908	49.3%
Total AUM	**$ 16,346,669**	**100.0%**	**$ 16,003,252**	**100.0%**

TRICON RESIDENTIAL 2023 ANNUAL REPORT

74

Consolidated Financial Statements For the year ended December 31, 2023 75TRICON RESIDENTIAL 2023 ANNUAL REPORT Our Team Our Technology SustainabilityWho We AreAbout Us MD&A Consolidated Financial Statements Corporate Information

76TRICON RESIDENTIAL 2023 ANNUAL REPORT MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING Management is responsible for establishing and maintaining adequate internal control over financial reporting. Management has assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2023 using criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2023. The effectiveness of the Company’s internal control over financial reporting as of December 31, 2023 has been audited by PricewaterhouseCoopers LLP, an Independent Registered Public Accounting Firm, as stated in their report which appears herein. /s/ Gary Berman Gary Berman President and Chief Executive Officer /s/ Wissam Francis Wissam Francis Executive Vice President and Chief Financial Officer February 27, 2024

77TRICON RESIDENTIAL 2023 ANNUAL REPORT PricewaterhouseCoopers LLP PwC Tower, 18 York Street, Suite 2500, Toronto, Ontario, Canada M5J 0B2 T: +1 416 863 1133, F: +1 416 365 8215, ca_toronto_18_york_fax@pwc.com “PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership. Report of Independent Registered Public Accounting Firm To the Shareholders and Board of Directors of Tricon Residential Inc. Opinions on the Financial Statements and Internal Control over Financial Reporting We have audited the accompanying consolidated balance sheets of Tricon Residential Inc. and its subsidiaries (together, the Company) as of December 31, 2023 and 2022, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). We also have audited the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and its financial performance and its cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the COSO. Basis for Opinions The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as

78TRICON RESIDENTIAL 2023 ANNUAL REPORT well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions. Definition and Limitations of Internal Control over Financial Reporting A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Critical Audit Matters The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates. Valuation of rental properties As described in Notes 3, 4 and 6 to the consolidated financial statements, the Company had $12,191 million of rental properties as of December 31, 2023. Rental properties are recorded at fair value typically based on comparable sales primarily using a combination of Broker Price Opinion (BPO) and adjusted Home Price Index (adjusted HPI) (the valuation methodology). BPOs are obtained when a property is first included in a securitization or other longer-term financing vehicle and are quoted by qualified brokers. The qualified brokers value each property based on recent comparable sales and active comparable listings in the area. Adjusted HPI is used to update the value, on a quarterly basis, of homes that were most recently valued using a BPO as well as homes held for more than six months following initial acquisition. The Home Price Index (HPI) is based on a comparable sales model using real estate

79TRICON RESIDENTIAL 2023 ANNUAL REPORT information databases compiled from public records. HPI is adjusted based on management’s judgment informed by recent transactions and other relevant factors. BPO and adjusted HPI used to determine the fair value of rental properties involve estimation by management related to recent comparable sales and active comparable listings and the adjustment applied to HPI. The principal considerations for our determination that performing procedures relating to valuation of rental properties is a critical audit matter are the judgment by management to determine the fair value of the rental properties, which involved estimation by management related to recent comparable sales and active comparable listings and the adjustment applied to HPI. This has resulted in a high degree of subjectivity, auditor judgment and effort in performing procedures and evaluating management’s judgment. The audit effort involved the use of professionals with specialized skill and knowledge. Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the valuation of rental properties. These procedures also included, among others, testing management’s process for estimating the fair value of the rental properties and evaluating the sufficiency of the disclosures made in the consolidated financial statements, particularly with regard to the sensitivity of the adjusted HPI. Testing management’s process included (i) the involvement of professionals with specialized skill and knowledge to assist in assessing the appropriateness of management’s valuation methodology and evaluating the reasonableness of recent comparable sales and active comparable listings used in the BPO by benchmarking them to market data, (ii) evaluating the reasonableness of adjusted HPI by recalculating the adjusted HPI using an independent source and considering recent transactions and other relevant factors, and (iii) testing the completeness and accuracy of underlying data used in the valuation of rental properties. Chartered Professional Accountants, Licensed Public Accountants Toronto, Canada February 27, 2024 We have served as the Company’s auditor since 2010. .

CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. dollars)

	Notes	December 31, 2023	December 31, 2022
ASSETS			
Non-current assets			
Rental properties	6	$ 12,190,792	$ 11,445,659
Equity-accounted investments in multi-family rental properties	7	51,925	20,769
Equity-accounted investments in Canadian residential developments	8	99,336	106,538
Canadian development properties	9	169,763	136,413
Investments in U.S. residential developments	10	154,971	138,369
Restricted cash		71,833	117,300
Goodwill	13	29,726	29,726
Deferred income tax assets	14	84,787	75,062
Intangible assets	24	5,178	7,093
Other assets	25	110,780	96,852
Derivative financial instruments	21	7,380	10,358
Total non-current assets		**12,976,471**	**12,184,139**
Current assets			
Cash		170,739	204,303
Restricted cash		49,618	–
Amounts receivable	18	27,962	24,984
Prepaid expenses and deposits		23,635	37,520
Total current assets		**271,954**	**266,807**
Total assets		**$ 13,248,425**	**$ 12,450,946**
LIABILITIES			
Non-current liabilities			
Long-term debt	19	$ 5,468,884	$ 4,971,049
Due to Affiliate	20	262,422	256,824
Derivative financial instruments	21	53,788	51,158
Deferred income tax liabilities	14	629,090	591,713
Limited partners' interests in single-family rental business	26	2,300,294	1,696,872
Long-term incentive plan	31	28,149	25,244
Performance fees liability	32	42,370	39,893
Other liabilities	27	33,498	30,035
Total non-current liabilities		**8,818,495**	**7,662,788**
Current liabilities			
Amounts payable and accrued liabilities	12	150,221	138,273
Resident security deposits		85,196	79,864
Dividends payable	28	15,856	15,861
Current portion of long-term debt	19	309,116	757,135
Total current liabilities		**560,389**	**991,133**
Total liabilities		**9,378,884**	**8,653,921**
Equity			
Share capital	29	2,122,830	2,124,618
Contributed surplus		26,832	21,354
Cumulative translation adjustment		26,805	6,209
Retained earnings		1,687,297	1,638,068
Total shareholders' equity		3,863,764	3,790,249
Non-controlling interest		5,777	6,776
Total equity		**3,869,541**	**3,797,025**
Total liabilities and equity		**$ 13,248,425**	**$ 12,450,946**

The accompanying notes are an integral part of these consolidated financial statements.

Approved by the Board of Directors

David Berman　　Michael Knowlton

TRICON RESIDENTIAL 2023 ANNUAL REPORT 80

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in thousands of U.S. dollars, except per share amounts which are in U.S. dollars, unless otherwise indicated)

For the years ended	Notes	December 31, 2023	December 31, 2022
Revenue from single-family rental properties	15	**$ 795,317**	**$ 645,585**
Direct operating expenses	23	(261,936)	(209,089)
Net operating income from single-family rental properties		533,381	436,496
Revenue from strategic capital services	16	**$ 54,458**	**$ 160,088**
Income from equity-accounted investments in multi-family rental properties	7	5,297	1,550
Income from equity-accounted investments in Canadian residential developments	8	4,348	11,198
Other income	17	518	10,886
Income from investments in U.S. residential developments	10	30,773	16,897
Compensation expense	31	(89,343)	(99,256)
Performance fees expense	32	(2,550)	(35,854)
General and administration expense		(86,502)	(58,991)
Gain (loss) on debt modification and extinguishment	19	1,326	(6,816)
Transaction costs		(16,632)	(18,537)
Interest expense	22	(316,473)	(213,932)
Fair value gain on rental properties	6	210,936	858,987
Fair value loss on Canadian development properties	9	–	(440)
Realized and unrealized (loss) gain on derivative financial instruments	21	(2,424)	184,809
Amortization and depreciation expense	24, 25	(17,794)	(15,608)
Realized and unrealized foreign exchange (loss) gain		(13,859)	498
Net change in fair value of limited partners' interests in single-family rental business	26	(145,497)	(297,381)
		(437,876)	338,010
Income before income taxes from continuing operations		**$ 149,963**	**$ 934,594**
Income tax (expense) recovery – current	14	(2,240)	33,959
Income tax expense – deferred	14	(25,899)	(189,179)
Net income from continuing operations		**$ 121,824**	**$ 779,374**
Income before income taxes from discontinued operations	5, 7	**–**	**37,738**
Income tax expense – current	5, 14	–	(43,114)
Income tax recovery – deferred	5, 14	–	40,482
Net income from discontinued operations		**–**	**35,106**
Net income		**$ 121,824**	**$ 814,480**
Attributable to:			
Shareholders of Tricon		114,190	808,941
Non-controlling interest		7,634	5,539
Net income		**$ 121,824**	**$ 814,480**
Other comprehensive income			
Items that will be reclassified subsequently to net income			
Cumulative translation reserve		20,596	(16,633)
Comprehensive income for the year		**$ 142,420**	**$ 797,847**
Attributable to:			
Shareholders of Tricon		134,786	792,308
Non-controlling interest		7,634	5,539
Comprehensive income for the year		**$ 142,420**	**$ 797,847**
Basic earnings per share attributable to shareholders of Tricon			
Continuing operations	30	$ 0.42	2.82
Discontinued operations	30	–	0.13
Basic earnings per share attributable to shareholders of Tricon		**$ 0.42**	**$ 2.95**
Diluted earnings per share attributable to shareholders of Tricon			
Continuing operations	30	$ 0.41	1.98
Discontinued operations	30	–	0.11
Diluted earnings per share attributable to shareholders of Tricon		**$ 0.41**	**$ 2.09**
Weighted average shares outstanding – basic	30	**273,657,451**	**274,483,264**
Weighted average shares outstanding – diluted	30	**275,543,799**	**311,100,493**

The accompanying notes are an integral part of these consolidated financial statements.

TRICON RESIDENTIAL 2023 ANNUAL REPORT 81

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(in thousands of U.S. dollars)

	Notes	Share capital	Contributed surplus	Cumulative translation adjustment	Retained earnings	Total shareholders' equity	Non-controlling interest	Total
Balance at January 1, 2023		**$ 2,124,618**	**$ 21,354**	**$ 6,209**	**$ 1,638,068**	**$ 3,790,249**	**$ 6,776**	**$ 3,797,025**
Net income		–	–	–	114,190	114,190	7,634	121,824
Cumulative translation reserve		–	–	20,596	–	20,596	–	20,596
Distributions to non-controlling interest		–	–	–	–	–	(8,633)	(8,633)
Dividends/Dividend reinvestment plan	28, 29	4,440	–	–	(63,324)	(58,884)	–	(58,884)
Repurchase of common shares	29	(7,112)	–	–	(1,637)	(8,749)	–	(8,749)
Stock-based compensation	29, 31	1,958	7,422	–	–	9,380	–	9,380
Shares reserved for restricted share awards	29	(1,074)	–	–	–	(1,074)	–	(1,074)
Tax adjustment for equity issuance costs	14	–	(1,944)	–	–	(1,944)	–	(1,944)
Balance at December 31, 2023		**$ 2,122,830**	**$ 26,832**	**$ 26,805**	**$ 1,687,297**	**$ 3,863,764**	**$ 5,777**	**$ 3,869,541**
Balance at January 1, 2022		**$ 2,114,783**	**$ 22,790**	**$ 22,842**	**$ 893,379**	**$ 3,053,794**	**$ 7,275**	**$ 3,061,069**
Net income		–	–	–	808,941	808,941	5,539	814,480
Cumulative translation reserve		–	–	(16,633)	–	(16,633)	–	(16,633)
Distributions to non-controlling interest		–	–	–	–	–	(6,038)	(6,038)
Dividends/Dividend reinvestment plan	28, 29	3,995	–	–	(63,479)	(59,484)	–	(59,484)
Repurchase of common shares	29	(4,580)	–	–	(773)	(5,353)	–	(5,353)
Stock-based compensation	29, 31	2,655	509	–	–	3,164	–	3,164
Preferred units exchanged	20, 29	8,015	–	–	–	8,015	–	8,015
Shares reserved for restricted share awards	29	(250)	–	–	–	(250)	–	(250)
Tax adjustment for equity issuance costs	14	–	(1,945)	–	–	(1,945)	–	(1,945)
Balance at December 31, 2022		**$ 2,124,618**	**$ 21,354**	**$ 6,209**	**$ 1,638,068**	**$ 3,790,249**	**$ 6,776**	**$ 3,797,025**

The accompanying notes are an integral part of these consolidated financial statements.

TRICON RESIDENTIAL 2023 ANNUAL REPORT 82

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of U.S. dollars)

For the years ended	Notes	December 31, 2023	December 31, 2022
CASH PROVIDED BY (USED IN)			
Operating activities			
Net income		$ 121,824	$ 814,480
Net income from discontinued operations	5	–	(35,106)
Adjustments for non-cash items	37	22,115	(473,961)
Cash paid for AIP, LTIP and performance fees, net of equity contribution	31, 32	(22,916)	(78,828)
Advances made to investments	8, 10	(26,126)	(26,255)
Distributions received from investments	7, 8, 10	29,428	47,873
Addition of interest rate caps derivative	21	(14,477)	–
Changes in non-cash working capital items	37	28,187	18,567
Net cash provided by operating activities from continuing operations		**138,035**	**266,770**
Net cash provided by operating activities from discontinued operations		**–**	**3,499**
Net cash provided by operating activities		**$ 138,035**	**$ 270,269**
Investing activities			
Acquisition of rental properties	6	(554,206)	(2,362,185)
Capital additions to rental properties	6	(177,024)	(326,460)
Disposition of rental properties	6	197,033	80,369
Disposition of Bryson MPC Holdings LLC		–	11,041
Additions to fixed assets and other non-current assets	9, 25	(46,449)	(35,983)
Net cash used in investing activities from continuing operations		**(580,646)**	**(2,633,218)**
Net cash provided by investing activities from discontinued operations		**–**	**212,637**
Net cash used in investing activities		**$ (580,646)**	**$ (2,420,581)**
Financing activities			
Lease payments	27, 38	(5,848)	(3,070)
Repurchase of common shares	29	(8,749)	(5,353)
Proceeds from corporate borrowing	38	640,000	300,000
Repayments of corporate borrowing	38	(470,356)	(301,453)
Proceeds from rental and development properties borrowing	38	1,770,820	3,967,704
Repayments of rental and development properties borrowing	38	(1,903,256)	(2,172,410)
Dividends paid	28	(58,889)	(59,444)
Change in restricted cash		(4,151)	6,029
Contributions from limited partners	26	494,995	489,387
Distributions to limited partners	26	(37,070)	(37,348)
Distributions to non-controlling interests		(8,633)	(6,038)
Net cash provided by financing activities		**$ 408,863**	**$ 2,178,004**
Effect of foreign exchange rate difference on cash		**184**	**(283)**
Change in cash during the year		**(33,564)**	**27,409**
Cash – beginning of year		**204,303**	**176,894**
Cash – end of year		**$ 170,739**	**$ 204,303**
Supplementary information			
Cash paid on			
Income taxes		**$ 14,663**	**$ 872**
Interest		**$ 290,751**	**$ 184,862**

The accompanying notes are an integral part of these consolidated financial statements.

TRICON RESIDENTIAL 2023 ANNUAL REPORT 83

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS for the year ended December 31, 2023 (in thousands of U.S. dollars, except per share amounts and percentage amounts) 84TRICON RESIDENTIAL 2023 ANNUAL REPORT 1. NATURE OF BUSINESS Tricon Residential Inc. (“Tricon” or the “Company”) is an owner, operator and developer of a growing portfolio of approximately 38,000 single-family rental homes located primarily in the U.S. Sun Belt and multi-family apartments in Canada. The Company also invests in adjacent residential businesses which include residential development assets in the United States and Canada. Through its fully integrated operating platform, the Company earns rental income and ancillary revenue from single-family rental properties, income from its investments in multi-family rental properties and residential developments, as well as fees from managing strategic capital associated with its businesses. Tricon was incorporated on June 16, 1997 under the Business Corporations Act (Ontario) and its head office is located at 7 St. Thomas Street, Suite 801, Toronto, Ontario, M5S 2B7. The Company is domiciled in Canada. Tricon became a public company in Canada on May 20, 2010 and completed an initial public offering of its common shares in the U.S. on October 12, 2021. The Company’s common shares are traded under the symbol TCN on both the New York Stock Exchange (“NYSE”) and the Toronto Stock Exchange (“TSX”). On January 19, 2024, the Company announced that it had entered into an arrangement agreement (the “Arrangement Agreement”) under which Blackstone Real Estate Partners X L.P. (“BREP X”), together with Blackstone Real Estate Income Trust, Inc. (“BREIT” and, together with BREP X and their respective affiliates, “Blackstone”), will acquire all outstanding common shares of Tricon, resulting in the privatization of the Company (Note 40). These consolidated financial statements were approved for issue on February 27, 2024 by the Board of Directors of Tricon. 2. BASIS OF PRESENTATION Preparation of consolidated financial statements The consolidated financial statements are prepared on a going-concern basis and have been presented in U.S. dollars, which is also the Company’s functional currency. All financial information is presented in thousands of U.S. dollars except where otherwise indicated. These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). The preparation of consolidated financial statements in accordance with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies. The estimates involving a high degree of judgment or complexity, or estimates where assumptions are significant to the consolidated financial statements, are disclosed in Note 4. These consolidated financial statements have been prepared under the historical cost convention, except for: (i) Rental properties, which are recorded at fair value with changes in fair value recorded in the consolidated statements of comprehensive income; (ii) Canadian development properties, which are recorded at fair value with changes in fair value recorded in the consolidated statements of comprehensive income; (iii) Certain investments in U.S. residential developments, which are accounted for as equity investments, are recorded at fair value through profit or loss, as permitted by IAS 28, Investments in Associates and Joint Ventures (“IAS 28”); (iv) Derivative financial instruments, which are recorded at fair value through profit or loss; and (v) Limited partners’ interests, which are recorded at fair value through profit or loss.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended December 31, 2023
(in thousands of U.S. dollars, except per share amounts and percentage amounts)

The accounting impact of the Company's businesses and their presentation in the Company's consolidated financial statements are summarized in the table below.

	ACCOUNTING		PRESENTATION		
Business segment	Accounting assessment	Accounting methodology	Presentation in Balance Sheet	Presentation in Statement of Income	Presentation of Non-controlling interest
Single-Family Rental					
Tricon wholly-owned	Controlled subsidiary	Consolidation	Rental properties	Revenue from single-family rental properties	N/A
SFR JV-1	Controlled subsidiary	Consolidation			Limited partners' interests (Component of liabilities)
SFR JV-HD	Controlled subsidiary	Consolidation			
SFR JV-2	Controlled subsidiary	Consolidation			
Multi-Family Rental					
U.S. multi-family[1]	Divested in October 2022	Equity method	Divested in October 2022	Income from discontinued operations	N/A
Canadian multi-family: 592 Sherbourne LP (The Selby)	Investments in associate	Equity method	Equity-accounted investments in multi-family rental properties	Income from equity-accounted investments in multi-family rental properties	N/A
Canadian multi-family: 57 Spadina LP (The Taylor)[2]	Investments in associate	Equity method		Income from equity-accounted investments in Canadian residential developments from January 1, 2023 to September 30, 2023 Income from equity-accounted investments in multi-family rental properties from October 1, 2023 to December 31, 2023	N/A
Canadian residential developments					
Summerhill Shops LP (The Shops of Summerhill)	Controlled subsidiary	Consolidation	Canadian development properties	Other income	N/A
Scrivener Square LP (The James)					N/A
WDL 8 LP (Maple House)	Joint venture	Equity method	Equity-accounted investments in Canadian residential developments	Income from equity-accounted investments in Canadian residential developments	N/A
WDL 20 LP (Oak House)	Joint venture	Equity method			N/A
WDL 3/4/7 LP (Cherry House)	Joint venture	Equity method			N/A
DKT B10 LP (Birch House)	Joint venture	Equity method			N/A
6–8 Gloucester LP (The Ivy)	Joint venture	Equity method			N/A
Queen Ontario LP (ROQ City)	Joint venture	Equity method			N/A
Symington LP (The Spoke)	Joint venture	Equity method			N/A
KT Housing Now Six Points LP[3]	Joint venture	Equity method			N/A
U.S. residential developments					
THPAS Holdings JV-1 LLC	Investments in associates	Equity method	Investments in U.S. residential developments	Income from investments in U.S. residential developments	N/A
THPAS Development JV-2 LLC	Investments in associates	Equity method			N/A
For-sale housing	Investments in associates	Equity method			N/A
Strategic Capital[4]					
Private funds GP entities	Controlled subsidiary	Consolidation	Consolidated	Revenue from strategic capital services	N/A
Johnson development management	Controlled subsidiary	Consolidation	Consolidated		Component of equity

(1) On October 18, 2022, the Company completed the sale of its remaining 20% equity interest in the U.S. multi-family rental portfolio (Note 5).

(2) As at September 30, 2023, 57 Spadina LP (The Taylor) achieved stabilization. In the fourth quarter of 2023, being the first full quarter after stabilization, it was reclassified from the Canadian residential developments segment to the multi-family rental segment.

(3) On June 23, 2023, the Company entered into a new joint venture investment, KT Housing Now Six Points LP, with its partner, Kilmer Group (Note 8).

(4) Strategic Capital was previously reported as Private Funds and Advisory.

TRICON RESIDENTIAL 2023 ANNUAL REPORT 85

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended December 31, 2023
(in thousands of U.S. dollars, except per share amounts and percentage amounts)

3. SUMMARY OF MATERIAL ACCOUNTING POLICIES

The following is a summary of the material accounting policies applied in the preparation of these consolidated financial statements.

Consolidation

The consolidated financial statements include the financial statements of the Company and its controlled subsidiaries. The Company controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

The accounting policies of subsidiaries have been modified where necessary to align them with the policies adopted by the Company. When the Company does not own all of the equity in a subsidiary, the non-controlling equity interest is disclosed in the consolidated balance sheet as a separate component of total equity. A non-controlling interest may also be classified as a financial liability if the non-controlling interest contains an option or a redemption feature, which is the case for SFR JV-1, SFR JV-2 and SFR JV-HD. Intra-group balances and transactions are eliminated upon consolidation.

The Company currently consolidates Tricon Single-Family Rental REIT LLC and its wholly-owned subsidiaries, along with SFR JV-1, SFR JV-2 and SFR JV-HD (collectively, the "single-family rental" business), and The James (Scrivener Square) and The Shops of Summerhill (collectively, the "Canadian development properties").

Joint arrangements and interests in associates

Investments in joint arrangements are classified as either joint operations or joint ventures, depending on the contractual rights and obligations of each investor. Joint operations are accounted for using proportionate consolidation as per IFRS 11, *Joint Arrangements* ("IFRS 11") while joint ventures apply the equity method in accordance with IAS 28.

Interests in associates – equity method of accounting

An associate is an entity over which the Company has significant influence, but not control (or joint control), in accordance with IAS 28. Generally, the Company is considered to exert significant influence when it holds, directly or indirectly, 20% or more of the voting power of the investee. However, determining significant influence is a matter of judgment and specific circumstances.

Joint ventures – equity method of accounting

A joint venture is a joint arrangement under which the investors have joint control through a separate legal entity established and hold an interest in the net assets (as opposed to a direct interest in the underlying project). The Company accounts for its joint ventures using the equity method.

Under the equity method, a contribution to an investee is initially recognized at cost and adjusted thereafter to recognize the Company's share of profit or loss of the investee in accordance with Tricon's accounting policies. Distributions received from an investee reduce the carrying amount of the investment.

The Company's associates and joint ventures that are equity-accounted include the following investments in multi-family rental properties, U.S. residential developments and Canadian residential developments:

Name	Type	Principal place of business	Country of incorporation	Ownership interest %	Voting rights %[1]
Associates					
592 Sherbourne LP (The Selby)	Limited Partnership	Canada	Canada	15%	50%
57 Spadina LP (The Taylor)	Limited Partnership	Canada	Canada	30%	50%
THPAS Development JV-2 LLC	Limited Partnership	USA	USA	20%	50%
Joint ventures					
WDL 3/4/7 LP (Cherry House)	Limited Partnership	Canada	Canada	33%	33%
WDL 8 LP (Maple House)	Limited Partnership	Canada	Canada	33%	33%
WDL 20 LP (Oak House)	Limited Partnership	Canada	Canada	33%	33%
DKT B10 LP (Birch House)	Limited Partnership	Canada	Canada	33%	33%
6–8 Gloucester LP (The Ivy)	Limited Partnership	Canada	Canada	47%	50%
Queen Ontario LP (ROQ City)	Limited Partnership	Canada	Canada	10%	50%
Symington LP (The Spoke)	Limited Partnership	Canada	Canada	10%	50%
KT Housing Now Six Points LP	Limited Partnership	Canada	Canada	50%	50%

(1) In respect of major decisions only.

TRICON RESIDENTIAL 2023 ANNUAL REPORT 86

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended December 31, 2023
(in thousands of U.S. dollars, except per share amounts and percentage amounts)

The Company's investments in U.S. residential developments meet the definition of associates per IAS 28; however, Tricon has elected to apply the exception in paragraph IAS 28.36A, which permits a non-investment company investor to elect to retain investment entity accounting for associates that themselves qualify as investment entities, where applicable.

Under IFRS 10, *Consolidated Financial Statements* ("IFRS 10"), an investment entity is an entity that (i) obtains funds from one or more investors for the purpose of providing them with investment management services, (ii) commits to its investors that its business purpose is to invest funds solely for returns from capital appreciation, investment income (including rental income), or both, and (iii) measures and evaluates the performance of substantially all of its investments on a fair value basis.

The following associates meet the definition of an investment entity, and therefore, all of their project assets held through subsidiaries are measured at fair value.

Name	Type	Principal place of business	Country of incorporation	Ownership interest %	Voting rights %[1]	Dissolution date[2]	Remaining extension period (years)
Associates							
Tricon Housing Partners US LP[3]	Limited Partnership	USA	USA	68%	68%	7/1/2022	–
Tricon Housing Partners US Syndicated Pool II LP	Limited Partnership	USA	USA	20%	50%	3/2/2024	2
Tricon Housing Partners US II LP[3],[4]	Limited Partnership	USA	USA	8%	> 50%	12/31/2023	–
Tricon Housing Partners Canada III LP[3]	Limited Partnership	Canada	Canada	10%	> 50%	3/22/2022	–
CCR Texas Equity LP	Limited Partnership	USA	USA	10%	50%	12/31/2023	1
Vistancia West Equity LP	Limited Partnership	USA	USA	7%	50%	12/31/2025	–
Conroe CS Texas Equity LP	Limited Partnership	USA	USA	10%	50%	N/A	N/A
Arantine Hills Equity LP[5]	Limited Partnership	USA	USA	7%	50%	11/06/2023	N/A
AHEquity I LP[5]	Limited Partnership	USA	USA	9%	50%	N/A	N/A
Viridian Equity LP	Limited Partnership	USA	USA	18%	50%	12/31/2027	1
McKinney Project Equity LLC	Limited Partnership	USA	USA	44%	50%	N/A	N/A
THPAS Holdings JV-1 LLC	Limited Partnership	USA	USA	11%	50%	N/A	N/A

(1) In respect of major decisions only.

(2) Dissolution date is the date on which the Investment Vehicle is required to commence its liquidation process under its constating documents and may be subject to extension either pursuant to those documents or with the consent of investors in the vehicle. Some vehicles will conduct their liquidation by operating their remaining projects through to completion with no substantive changes to the business plan.

(3) For the purposes of analysis under IFRS, it was determined that Tricon acts primarily as an agent for the benefit of its investors in these partnership entities, and thus Tricon does not control these entities in accordance with the criteria set out in IFRS 10.

(4) Tricon Housing Partners US II LP obtained a one-year extension from the limited partners of the fund during the year.

(5) During the year ended December 31, 2023, Arantine Hills Equity LP was dissolved. The Company's and its partner's interests were recapitalized into AHEquity I LP, which has no fixed dissolution date under its revised constating document.

Structured entity – unconsolidated

A structured entity is an entity created to accomplish a narrow and well-defined objective. Those entities' activities are restricted to the extent that they are, in essence, not directed by voting or similar rights. The Company concluded that Tricon PIPE LLC is a structured entity as it was created for the sole purpose of issuing its preferred units to investors and offering financing to the Company (Note 20), and the Company does not have exposure to variable returns related to its involvement in the entity or make the relevant decisions for the entity. Under IFRS 10, such a structured entity does not meet the criteria for control and is not required to be consolidated.

Acquisition transactions

The Company assesses whether an acquisition transaction should be accounted for as an asset acquisition or a business combination under IFRS 3, *Business Combinations* ("IFRS 3").

The Company classifies its acquisitions as asset acquisitions when it acquires a single asset (or a group of similar assets) that does not include substantive processes that significantly contribute to the ability to create outputs. Where the Company has concluded that it has acquired an asset, the Company uses the asset purchase model whereby the initial cost of the acquired property is comprised of its purchase price and any directly attributable expenditures. Directly attributable expenditures include transaction costs such as due diligence costs, appraisal fees, environmental fees, legal fees, land transfer taxes and brokerage fees.

TRICON RESIDENTIAL 2023 ANNUAL REPORT 87

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS for the year ended December 31, 2023 (in thousands of U.S. dollars, except per share amounts and percentage amounts) 88TRICON RESIDENTIAL 2023 ANNUAL REPORT Rental properties The Company’s rental properties consist of single-family rental homes held to earn rental income. Subsequent to initial recognition, rental properties are recorded at fair value in accordance with IAS 40, Investment Property (“IAS 40”). Fair value is determined based on a combination of internal and external processes and valuation techniques according to the valuation policy discussed in Note 6. Gains or losses arising from changes in the fair value and capitalized costs of rental properties are recorded in the consolidated statements of comprehensive income in the period in which they arise. In determining whether certain costs are additions to the carrying amount of rental properties or period expenses, management applies judgment based on whether these costs are incurred to enhance the service potential of the property. All costs associated with upgrading and extending the economic life of the existing properties, including internal amounts that are directly attributable to a specific rental property, other than ordinary repairs and maintenance, are capitalized to rental property. Rental income and operating expenses from rental properties are reported within rental revenue and direct operating expenses incurred for rental properties, respectively, in the consolidated statements of comprehensive income. Foreign currency translation Currency translation Foreign currency transactions (Canadian dollar) are translated into U.S. dollars using exchange rates in effect at the date of the transaction. Monetary assets and liabilities denominated in Canadian dollars are translated into U.S. dollars using the exchange rate in effect at the measurement date. Non-monetary assets and liabilities denominated in Canadian dollars are translated into U.S. dollars using the historical exchange rate or the exchange rate in effect at the measurement date for items recognized at FVTPL. Gains and losses arising from foreign exchange are included in the consolidated statements of comprehensive income. Consolidated entities For subsidiaries that are required to be consolidated, the results and financial position of those subsidiaries with a functional currency different from the presentation currency are translated into the presentation currency as follows: (i) assets and liabilities are translated at the closing rate at the date of the balance sheet; (ii) income and expenses are translated at average exchange rates. The Company uses monthly average exchange rates due to the volume of transactions each month; and (iii) all resulting exchange differences are recognized in other comprehensive income. Other assets Other assets include fixed assets, leasehold improvements and right-of-use assets. Fixed assets and leasehold improvements Fixed assets (building, property-related systems software, vehicles, furniture and office equipment and computer equipment) and leasehold improvements are accounted for at cost less accumulated depreciation and impairment. Leasehold improvements are amortized on a straight-line basis over their useful lives, which are typically their lease terms. All other depreciation expense is recorded on a straight-line basis over the estimated useful lives of the fixed assets, as follows: Building 30 years Furniture, computer, office equipment 3–7 years Software 3–15 years Vehicles and other 5–7 years The estimated useful lives of fixed assets are reviewed and adjusted, if appropriate, at each financial year-end. As described below under Impairment of non-financial assets, fixed assets are also reviewed at each balance sheet date to determine whether there is an indication of impairment. Right-of-use assets and lease liabilities At the lease commencement date, a right-of-use asset and lease liability are recognized on the consolidated balance sheets for all leases, with the exception of short-term and low-value leases. The right-of-use assets and lease liabilities are initially measured at the present value of the lease payments, which includes reasonably certain extension options. Lease payments are apportioned between the implicit finance charge and the implicit repayment of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are recognized in the consolidated statements of comprehensive income using the effective interest method. Right-of-use assets are amortized on a straight-line basis over their lease terms and are accounted for at cost less accumulated amortization and reviewed at each balance sheet date to determine whether there is an indication of impairment.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS for the year ended December 31, 2023 (in thousands of U.S. dollars, except per share amounts and percentage amounts) 89TRICON RESIDENTIAL 2023 ANNUAL REPORT Intangible assets Intangible assets include capitalized placement fees, customer relationship and contractual development fees. Placement fees represent costs incurred to secure investment management contracts. Performance fee rights represent costs incurred to obtain rights to receive future performance fees from joint venture projects. These are accounted for as intangible assets carried at cost less accumulated amortization. Amortization is recorded using the straight-line method and is based on the estimated useful lives of the associated joint ventures, which are generally eight years. The customer relationship intangible relates to the Company’s ownership of The Johnson Companies LP (“Johnson”), in which Tricon owns a 50.1% interest, and represents an estimate of the potential management fees, development fees and commissions that Tricon could collect, based on potential future projects resulting from Johnson’s existing customer relationships at the time of the acquisition of Johnson, and as such are considered to be definite-life intangibles. Similarly, the contractual development fee intangibles from Johnson represent an estimate of the future lot development fees and commissions that Tricon expects to collect over the lives of the projects that Johnson managed at the time of acquisition. They are amortized by project over the estimated periods that the Company expects to collect these fees, which is approximately seven years for both management fees and lot development fees. Impairment of non-financial assets Assets that are subject to amortization and depreciation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest cash generating unit level, which is the smallest identifiable group of assets that generate cash inflows from other assets or group of assets. Non-financial assets are reviewed for possible impairment or reversal of a previously recorded impairment as at each reporting date. Financial instruments Financial assets The Company’s financial assets are comprised of cash, restricted cash, amounts receivable and derivative financial instruments. Financial assets within the scope of IFRS 9, Financial Instruments (“IFRS 9”) are initially measured at fair value and subsequently classified and measured in one of three categories in accordance with IFRS 9: amortized cost, fair value through other comprehensive income (“FVOCI”) or FVTPL. Transaction costs related to derivative financial instruments are expensed as incurred and charged to income within the consolidated statements of comprehensive income. Gains and losses arising from changes in the fair value of derivative financial instruments are presented in the consolidated statements of comprehensive income together with gains and losses arising from changes in the fair value of other liabilities. Financial assets and liabilities classified and measured at FVTPL are presented within changes in operating assets and liabilities in the consolidated statements of cash flows. Financial assets are derecognized only when the contractual rights to the cash flows from the financial assets expire or the Company transfers substantially all of the risks and rewards of ownership. The Company assesses, at each balance sheet date, whether or not there is an expected credit loss with respect to amounts receivable. If in a subsequent period the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed, to the extent that the carrying value of the receivable does not exceed its amortized cost at the reversal date. Any subsequent reversal of an impairment loss is recognized in net income. Financial liabilities The Company’s financial liabilities consist of amounts payable and accrued liabilities, resident security deposits, dividends payable, debt, convertible debentures, Due to Affiliate, derivative financial instruments, limited partners’ interests in single-family rental business and other liabilities. Financial liabilities within the scope of IFRS 9 are initially measured at fair value and subsequently classified and measured at FVTPL or amortized cost, as appropriate. A financial liability is derecognized when the obligation under the liability is discharged or cancelled, or expires. Interest expense is accounted for using the effective interest rate method.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended December 31, 2023
(in thousands of U.S. dollars, except per share amounts and percentage amounts)

The effective interest rate method is a method of calculating the amortized cost of a financial asset or financial liability and of allocating the interest income or interest expense over the expected life of the instrument. The effective interest rate is the rate that discounts estimated future cash payments or receipts throughout the expected life of the financial instrument, or a shorter period where appropriate, to the net carrying amount of the financial asset or financial liability. When calculating the effective interest rate, the Company estimates cash flows considering all contractual terms of the financial instrument but does not consider future credit losses. The calculation includes all fees paid or received between parties to the contract that are an integral part of the effective interest rate, transaction costs and all other premiums or discounts.

Gains or losses from the modification of borrowing terms during the year are recognized over the remaining life of the borrowing by adjusting the effective interest rate, on the basis that the terms and conditions of the liability remained largely unchanged. Should the modification be considered substantial, the original financial liability is derecognized and a new financial liability is recognized at fair value.

Derivative financial instruments

Derivative financial instruments, which are primarily comprised of the mandatory prepayment provision related to the Due to Affiliate, the exchange and redemption provisions of the underlying preferred units (Note 21), are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured at fair value with the resulting gain or loss reflected in net income. Derivatives are valued using model calibration. Inputs to the valuation model are determined from observable market data wherever possible, including prices available from exchanges, over-the-counter markets and consensus pricing. Certain inputs may not be observable in the market directly, but can be determined from observable prices via model calibration procedures or estimated from historical data or other sources. Any directly attributable transaction costs are allocated between the derivative and the host liability component, and the portion attributed to the derivative is expensed in the consolidated statements of comprehensive income.

Limited partners' interests in single-family rental business

The interests of the limited partners in the following subsidiaries are recognized as financial liabilities in accordance with IAS 32, *Financial Instruments: Presentation* ("IAS 32"):

Investment Vehicle	Subsidiary	Limited partners' ownership interest %
SFR JV-1	SFR JV-1 Equity LLC	66.3%
	SFR JV-1 LP	66.3%
	SFR JV-1 REIT 1 LLC	49.5%
	SFR JV-1 REIT 2 LLC	49.5%
	SFR JV-1 Holding LP	49.5%
SFR JV-2	SFR JV-2 Equity LLC	70.7%
	SFR JV-2 LP	70.7%
	SFR JV-2 REIT 1 LLC	49.5%
	SFR JV-2 REIT 2 LLC	49.5%
	SFR JV-2 Holdings LP	49.5%
SFR JV-HD	SFR JV-HD Equity LLC	66.3%
	SFR JV-HD LP	66.3%
	SFR JV-HD REIT 1 LLC	49.5%
	SFR JV-HD REIT 2 LLC	49.5%
	SFR JV-HD Holdings LP	49.5%

Limited partners' interests in single-family rental business are recorded at fair value through profit or loss and reflect the fair value of the underlying investments in SFR JV-1, SFR JV-2 and SFR JV-HD, along with any contributions by and distributions to limited partners during the period. Changes in the fair value of the limited partners' interests in single-family rental business are reflected in the consolidated statements of comprehensive income.

Cash

Cash includes cash deposited in banks. The Company maintains its cash in financial institutions with high credit quality in order to minimize its credit loss exposure.

Restricted cash

Restricted cash primarily consists of property tax reserves, capital reserves, and collateralized rent payment receipts held in bank accounts controlled by lenders.

TRICON RESIDENTIAL 2023 ANNUAL REPORT 90

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS for the year ended December 31, 2023 (in thousands of U.S. dollars, except per share amounts and percentage amounts) 91TRICON RESIDENTIAL 2023 ANNUAL REPORT Share capital Common shares are classified as equity. Incremental costs directly attributable to the issuance of new shares are shown as a deduction, net of tax, from the proceeds. Where the Company purchases its equity share capital to settle restricted share awards or for cancellation, the consideration paid, including any directly attributable incremental costs, is deducted from equity attributable to the Company’s equity holders. Earnings per share Basic Basic earnings per share is determined using the weighted average number of shares outstanding including vested deferred share units, taking into account on a retrospective basis any increases or decreases caused by share splits or reverse share splits occurring after the reporting period, but prior to the consolidated financial statements being authorized for issue. Diluted The Company considers the effects of stock compensation, convertible debentures and exchange rights in connection with the preferred unit issuance of Tricon PIPE LLC in calculating diluted earnings per share. Diluted earnings per share is calculated by adjusting net income attributable to shareholders of the Company and the weighted average number of shares outstanding based on the assumption of the conversion of all potentially dilutive shares on a weighted average basis from the beginning of the year or, if later, the date the stock compensation, convertible debentures or conversion rights were issued to the balance sheet date. Dividends Dividends on common shares are recognized in the consolidated financial statements in the period in which the dividends are approved by Tricon’s Board of Directors. Current and deferred income taxes Income tax expense includes current and deferred income taxes. Income tax expense is recognized in the consolidated statements of comprehensive income, except to the extent that it relates to items recognized directly in equity, in which case the tax is also recognized directly in equity. Current income taxes are the expected taxes payable on the taxable income for the period, using income tax rates enacted, or substantively enacted, at the end of the reporting period, and any adjustment to income taxes payable in respect of previous years. The Company uses the liability method to recognize deferred income taxes on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts. Deferred income tax assets are only recorded if it is probable that they will be realized. Enacted or substantively enacted rates in effect at the consolidated balance sheet date that are expected to apply when the deferred income tax asset is realized or the deferred tax liability is settled are used to calculate deferred income taxes. Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income tax assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis. Revenue Revenue from single-family rental properties Revenue recognition under a lease commences when a resident has a right to use the leased asset, which is typically when the resident takes possession of, or controls the physical use of, the leased property. Generally, this occurs on the lease commencement date. Lease contracts with residents normally include lease and non-lease components, which may be bundled into one fixed gross lease payment. Lease revenue earned directly from leasing the homes is recognized and measured on a straight-line basis over the lease term in accordance with IFRS 16, Leases (“IFRS 16”). Leases for single-family rental homes are generally for a term of one to two years. Ancillary revenue is income the Company generates from providing services that are not primary rental revenue from a lease contract. Ancillary revenue includes pet fees, early termination fees and other service fees. Ancillary revenue is measured at the amount of consideration which the Company expects to receive in exchange for providing services to a resident. Ancillary revenue is included with revenue from single-family rental properties in the consolidated statements of comprehensive income, and the details of revenue, including ancillary income, are discussed in Note 15.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS for the year ended December 31, 2023 (in thousands of U.S. dollars, except per share amounts and percentage amounts) 92TRICON RESIDENTIAL 2023 ANNUAL REPORT In addition to revenue generated from the lease component, revenue from single-family rental properties includes a non-lease component earned from the residents, which is recognized under IFRS 15, Revenue from Contracts with Customers (“IFRS 15”). Non-lease revenue includes property management services, such as repairs and maintenance performed on the properties. These services represent a single performance obligation and revenue is recognized over time as the services are provided, regardless of when the payment is received. Revenue from rental properties is allocated to non-lease components using a cost-plus margin approach whereby the Company separates the operating costs that pertain to the services provided to the residents and applies a reasonable profit margin. The Company has concluded that it is the principal in all of its revenue arrangements since it controls the specified goods or services before those goods or services are transferred to customers. Revenue from strategic capital services The Company’s vertically integrated management platform provides asset management, development management and property management services. The Company provides asset management services to joint venture partners and third-party investors for which it earns market- based fees in connection with its businesses in the U.S. and Canada. These contractual fees are typically up to 2% of committed or invested capital throughout the lives of the Investment Vehicles under management. The Company may also earn performance fees once targeted returns are achieved by an Investment Vehicle. The Company recognizes performance fees only to the extent that it is highly probable that a significant amount of the cumulative revenue recognized will not reverse. Consideration for these services is variable as it is dependent upon the occurrence of a future event that includes the repayment of investor capital and a predetermined rate of return. Revenue from performance fees is typically earned and recognized towards the end of the life of an Investment Vehicle. The Company also earns development management and advisory service fees from third parties and/or related parties. Development management and advisory services are satisfied over time. Revenues are recognized based on the best estimate of the amounts earned for those services, which typically reflects contractual fees of 2–5% of the sales price of single-family lots, residential land parcels and commercial land within master-planned communities, as well as built-to-rent communities, and 4–5% of overall development costs of Canadian multi-family rental apartments. The Company includes variable consideration in the revenues only to the extent that it is highly probable that a significant amount of the cumulative revenue recognized will not reverse. Specifically for Johnson, consideration for these services is variable as it is dependent upon the occurrence of a future event that is the sale of the developed property. Revenue is typically recognized as the development of the property is completed, and control has been transferred to the respective buyer. These management fees earned in exchange for providing development management and advisory services are billed upon the sale of the property. The Company earns property management fees, leasing fees, acquisition and disposition fees, and construction management fees through its rental operating platform. These management services are satisfied over time and revenues are recognized as services are provided in accordance with IFRS 15. Compensation arrangements Stock option plan The Company accounts for its stock option plan by calculating the fair value of the options as of the grant date using a Black-Scholes option pricing model and observable market inputs. This fair value is recognized as compensation cost using the graded vesting method over the vesting period of the options. Upon the announcement of the Arrangement Agreement, specific adjustments have been made to the measurement of stock options to account for accelerated vesting and settlement value changes (Notes 31 and 40). Annual Incentive Plan (“AIP”) The Company’s AIP provides for an aggregate bonus pool based on the sum of all employees’ individual AIP targets. The portion of the pool attributable to senior executive management is market-benchmarked and subject to an adjustment factor, as approved by the Board, of between 50% and 150%, based on the achievement of Company performance objectives determined by the Board at the beginning of each year. The final pool is then allocated among employees based on individual and collective performance. AIP awards will be made in cash and equity-based grants, with the proportion of equity-based awards being correlated to the seniority of an individual’s role within the Company. Equity-based AIP awards are granted in a combination of deferred share units (“DSUs”), performance share units (“PSUs”), stock options and restricted shares, pursuant to the Company’s Deferred Share Unit Plan (“DSUP”), Performance Share Unit Plan (“PSUP”), stock option plan and Restricted Share Plan, respectively. Upon the announcement of the Arrangement Agreement, specific adjustments have been made to the measurement of equity-based awards to account for accelerated vesting and settlement value changes (Notes 31 and 40).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS for the year ended December 31, 2023 (in thousands of U.S. dollars, except per share amounts and percentage amounts) 93TRICON RESIDENTIAL 2023 ANNUAL REPORT Long-term incentive plan (“LTIP”) LTIP expense is generated from two sources: (i) up to 50% of the Company’s share of performance fees or carried interest from certain Investment Vehicles, paid in cash when received; and (ii) 15% of the income from THP1 US (a U.S. residential development Investment Vehicle), also payable in cash. Amounts under the LTIP are allocated among employees in accordance with the plan. For the expense generated from the Company’s share of performance fees or carried interest from certain Investment Vehicles, the Company estimates its total liability by determining the unrealized carried interest at each reporting date based on the estimated fair value of the underlying investments. Once determined, the component that is payable to employees as part of the LTIP is recognized as LTIP liability, and the component that is payable to key management equity participants is allocated to performance fees liability (see Performance fees expense and liability below). The combined amount recognized as LTIP liability and performance fees liability represents no more than 50% of the Company’s share of unrealized carried interest for each. The actual amounts of performance fees to be received and LTIP and performance fees to be paid will depend on the cash realizations of Investment Vehicles and the performance of underlying investments. The values of the LTIP liability and the performance fees liability are determined using intrinsic value or liquidation at fair value in accordance with IAS 19 – Employee Benefits (“IAS 19”). Performance fees expense and liability Certain members of senior management participate in the potential performance fees payable in respect of certain of the Company’s managed Investment Vehicles, by having invested personal at-risk capital to subscribe for ownership interests in the entity directly or indirectly entitled to receive such performance fees. Any performance fees allocable to participating management members in respect of their equity interests in such entities is reflected as a performance fee liability or expense. Directors’ fees One-half of each independent Director’s base annual retainer is paid in DSUs which vest immediately upon their grant. An independent Director may also elect each year to receive a portion of the balance of his or her fees (including his or her base annual retainer and any additional retainer) in DSUs, which also vest on the date of their grant. Any remaining balance of such fees not payable in DSUs is paid in cash. The DSUs granted to Directors are governed by the DSUP. Reportable segments Tricon is comprised of three operating segments: Single-Family Rental, Adjacent Businesses (which includes multi-family rental properties and residential developments) and Strategic Capital (previously Private Funds and Advisory). Including the Company’s corporate activities, there are four reportable segments for internal and external reporting purposes. The reportable segments are business units offering different products and services, and are managed separately due to their distinct operating natures. These four reportable segments have been determined by the Company’s chief operating decision-makers (Note 33). Accounting standards and interpretations adopted Accounting Policies Disclosure – Amendments to IAS 1 Effective January 1, 2023, the Company has adopted amendments to IAS 1, Presentation of Financial Statements, which requires entities to disclose their material rather than their significant accounting policies. The amendments define what is material accounting policy information and explain how to identify when accounting policy information is material. The amendments have had an impact on the Company’s disclosures of accounting policies, but not on the measurement, recognition or presentation of any items in the consolidated financial statements. Upon adoption of this policy, the Company removed the policy disclosures related to goodwill and offsetting financial instruments as these accounting policies have been determined not to be material. Definition of Accounting Estimates – Amendments to IAS 8 The Company adopted amendments to IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors to improve accounting policy disclosures and to help users of the financial statements distinguish between changes in accounting estimates and changes in accounting policies. The amendments did not have a significant impact on the Company’s consolidated financial statements. Deferred Tax related to Assets and Liabilities arising from a Single Transaction – Amendment to IAS 12 The Company adopted amendments to IAS 12, Income Taxes (“IAS 12”), which requires companies to recognize deferred tax on transactions, such as leases and decommissioning obligations, that on initial recognition, give rise to equal amounts of taxable and deductible temporary differences. The amendments did not have a significant impact on the Company’s consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS for the year ended December 31, 2023 (in thousands of U.S. dollars, except per share amounts and percentage amounts) 94TRICON RESIDENTIAL 2023 ANNUAL REPORT Accounting standards and interpretations issued but not yet adopted In January 2020, the IASB issued amendments to IAS 1, Presentation of Financial Statements (“IAS 1”), to provide a more general approach to the classification of liabilities based on the contractual arrangements in place at the reporting date. In November 2022, the IASB further amended IAS 1 to clarify how conditions with which an entity must comply within twelve months after the reporting period affect the classification of a liability as current or non-current. Covenants made under loan arrangements will not affect classification of a liability as current or non-current at the reporting date if the entity must only comply with the covenants after the reporting date. However, if the entity must comply with a covenant either before or at the reporting date, this will affect the classification even if the covenant is only tested for compliance after the reporting date. This amendment is effective for annual reporting periods beginning on or after January 1, 2024. In September 2022, the IASB issued a narrow scope amendment to the requirements for sale and leaseback transactions in IFRS 16, Leases. The amendment requires the seller-lessee to determine lease payments or revised lease payments such that the seller-lessee does not recognize a gain or loss that relates to the right of use retained by the seller-lessee, after the commencement date. This amendment is effective for annual reporting periods beginning on or after January 1, 2024. In May 2023, the IASB issued the final amendments to IAS 7, Statement of Cash Flows and IFRS 7, Financial Instruments: Disclosures, which add new disclosure requirements about supplier financing arrangements. An entity is required to disclose information about its suppliers finance arrangements that enables users of financial statements to assess the effect of those arrangements on the entity’s liabilities and cash flows. The amendments are effective for annual reporting periods beginning on or after January 1, 2024. In August 2023, the IASB amended IAS 21, The Effects of Changes in Foreign Exchange Rates, to help entities assess the exchangeability between two currencies, determine the spot rate when exchangeability is lacking and require additional disclosure when a currency is not exchangeable. The amendments are effective for annual reporting periods beginning on or after January 1, 2025. In December 2021, the Organization for Economic Co-operation and Development issued model rules for a new global minimum tax framework (Pillar Two) for multinational enterprises. Various governments around the world have issued, or are in the process of issuing legislation on this. In Canada, the Department of Finance released draft legislation to implement Pillar Two on August 4, 2023 with substantial enactment expected to apply in 2024. The Company is closely monitoring these regulatory developments and is in the process of assessing the full impact of Pillar Two. There are no other relevant standards, interpretations or amendments to existing standards that are not yet effective that are expected to have a material impact on the consolidated financial statements of the Company.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS for the year ended December 31, 2023 (in thousands of U.S. dollars, except per share amounts and percentage amounts) 95TRICON RESIDENTIAL 2023 ANNUAL REPORT 4. CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS The Company makes estimates and assumptions concerning the future. The resulting accounting estimates can, by definition, differ from the related actual results. The following are the accounting policies subject to judgments and estimation uncertainty that management believes could have a significant risk of causing material adjustments to the amounts recognized in the consolidated financial statements. Actual results could differ from these estimates and the differences may be material. Significant estimates Income taxes The determination of the Company’s income and other tax liabilities requires interpretation of complex laws and regulations often involving multiple jurisdictions. Significant estimates are required in determining the Company’s consolidated income tax provision. There are many transactions and calculations for which the ultimate tax determination is uncertain. The Company recognizes liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current tax and deferred tax provisions. Furthermore, deferred income tax balances are recorded using enacted or substantively enacted future income tax rates. Changes in enacted income tax rates are not within the control of management. However, any such changes in income tax rates may result in actual income tax amounts that may differ significantly from estimates recorded in deferred tax balances. Valuation of rental properties The fair values of single-family rental properties are typically determined using a combination of internal and external processes and valuation techniques according to the valuation policy as set out in Note 6. The valuation inputs are considered Level 3, as judgment is used in determining the weight to apply to inputs based on recent comparable-sales data information and whether adjustments are needed to account for unique characteristics of the assets. A change to these inputs could significantly alter the fair values of the rental properties. Fair value of investments The fair values of the Company’s investments in multi-family rental properties, Canadian residential developments, Canadian development properties and U.S. residential development associates (excluding THPAS Development JV-2 LLC) are determined using the valuation methodologies described in Notes 7, 8, 9 and 10. By their nature, these valuation techniques require the use of assumptions that are mainly based on market conditions existing at the end of each reporting period. Changes in the underlying assumptions could materially impact the determination of the fair value of a financial instrument. Imprecision in determining fair value using valuation techniques may affect the investment income recognized in a particular period. Fair value of incentive plans and participation arrangements Management is required to make certain assumptions and to estimate future financial performance in order to estimate the fair value of incentive plans and performance fees participation arrangements at each consolidated balance sheet date. The LTIP and the performance fees liability require management to estimate the net asset value of each Investment Vehicle and the corresponding changes in unrealized carried interests, which are updated on a quarterly basis. Changes in the underlying assumptions used to calculate the net asset value of each Investment Vehicle could materially impact the determination of the LTIP and the performance fees liability. Significant estimates and assumptions relating to such incentive plans and participation arrangements are disclosed in Notes 3, 31 and 32. Significant judgments Acquisition of rental properties The Company’s accounting policies relating to rental properties are described in Note 3. In applying these policies, judgment is exercised in determining whether certain costs are additions to the carrying amount of a rental property and whether properties acquired are considered to be asset acquisitions or business combinations. Should the purchase meet the criteria of a business combination, then transaction costs such as appraisal and legal fees are expensed immediately and included in the consolidated statements of comprehensive income. If the purchase is an asset acquisition, transaction costs form part of the purchase price and earnings are not immediately affected. Basis of consolidation The consolidated financial statements of the Company include the accounts of Tricon and its wholly-owned subsidiaries, as well as entities over which the Company exercises control on a basis other than majority ownership of voting interests within the scope of IFRS 10. Judgment is applied in determining if an entity meets the criteria of control as defined in the accounting standard. Investments in joint ventures and joint arrangements The Company makes judgments in determining the appropriate accounting for investments in other entities. These judgments include determining the significant relevant activities and assessing the level of influence Tricon has over the activities through contractual arrangements. In addition, the Company also determines whether Tricon’s rights and obligations are directly related to the assets and liabilities of the arrangement or to the net assets of the joint arrangement.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS for the year ended December 31, 2023 (in thousands of U.S. dollars, except per share amounts and percentage amounts) 96TRICON RESIDENTIAL 2023 ANNUAL REPORT 5. DISCONTINUED OPERATIONS On October 18, 2022, the Company sold its remaining 20% equity interest in its U.S. multi-family rental portfolio (held through Tricon US Multi-Family REIT LLC), for total proceeds of $219,354, which resulted in a loss on sale of $856, net of transaction costs. (in thousands of U.S. dollars) December 31, 2022 Total consideration $ 219,354 Net asset value on disposition (213,493) Transaction cost (6,717) Loss on sale $ (856) The Company presented prior-period income from equity-accounted investments in U.S. multi-family rental properties as discontinued operations, separate from the Company’s continuing operations. The profit or loss of the discontinued operations was as follows: (in thousands of U.S. dollars) For the year ended December 31, 2022 Revenue $ 105,641 Expenses (68,680) Fair value gain on U.S. multi-family rental properties 156,009 Net and other comprehensive income $ 192,970 Tricon’s share of net income at 20% $ 38,594 Loss on sale (856) Income tax expense – current (43,114) Income tax expense – deferred 40,482 Net income from discontinued operations $ 35,106

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended December 31, 2023
(in thousands of U.S. dollars, except per share amounts and percentage amounts)

6. RENTAL PROPERTIES

Management is responsible for fair value measurements included in the financial statements, including Level 3 measurements. The valuation processes and results are reviewed and approved by the Valuation Committee once every quarter, in line with the Company's quarterly reporting dates. The Valuation Committee consists of individuals who are knowledgeable and have experience in the fair value techniques for the real estate properties held by the Company. The Valuation Committee decides on the appropriate valuation methodologies for new real estate properties and contemplates changes in the valuation methodology for existing real estate holdings. Additionally, the Valuation Committee analyzes the movements in each property's (or group of properties') value, which involves assessing the validity of the inputs applied in the valuation.

The following table presents the changes in the rental property balances for the years ended December 31, 2023 and December 31, 2022.

(in thousands of U.S. dollars)	December 31, 2023	December 31, 2022
Opening balance	$ 11,445,659	$ 7,978,396
Acquisitions[1]	554,206	2,362,185
Capital expenditures	177,024	326,460
Fair value adjustments[2]	210,936	858,987
Dispositions	(197,033)	(80,369)
Balance, end of year	**$ 12,190,792**	**$ 11,445,659**

(1) The total purchase price includes $2,544 (2022 – $3,021) of capitalized transaction costs in relation to the acquisitions.

(2) Fair value adjustments include realized fair value gains of $52,737 for the year ended December 31, 2023 (2022 – $12,997) on the single-family rental properties.

The Company used the following techniques to determine the fair value measurements included in the consolidated financial statements categorized under Level 3.

Single-family rental homes

Valuation methodology

The fair value of single-family rental homes is typically determined based on comparable sales primarily by using adjusted Home Price Index ("HPI") and periodically Broker Price Opinions ("BPOs"), as applicable. In addition, homes that were purchased in the last three to six months (or homes purchased in the year that are not yet stabilized) from the reporting date are recorded at their purchase price plus the cost of capital expenditures.

BPOs are quoted by qualified brokers who hold active real estate licenses and have market experience in the locations and segments of the properties being valued. The brokers value each property based on recent comparable sales and active comparable listings in the area, assuming the properties were all renovated to an average standard in their respective areas. The Company typically obtains a BPO when a home is first included in a securitization or other long-term financing vehicle.

Adjusted HPI is used to update the value, on a quarterly basis, of single-family rental homes that were most recently valued using a BPO for purposes of use in a long-term financing, and if no BPO has been obtained, adjusted HPI is used for homes acquired more than six months prior to such quarter. The HPI is calculated based on a repeat-sales model using large real estate information databases compiled from public records. The HPI was calculated as at November 30, 2023 for rental homes acquired prior to October 1, 2023 and has been adjusted based on management's judgment informed by recent transactions and other relevant factors. The quarterly HPI change is then applied to the previously recorded fair value of the rental homes. The data used to determine the fair value of the Company's single-family rental homes is specific to the zip code in which the property is located.

Adjusted HPI growth during the quarter was 0.3%, net of capital expenditures (2022 – 0.7%). There were 1,685 homes valued using the BPO method during the quarter (2022 – none). The combination of the HPI and BPO methodologies resulted in a fair value gain of $2,029 for the quarter ended December 31, 2023 (2022 – $56,414).

HPI growth during the year was 2.5% (2022 – 17.4%). Adjusted HPI growth during the year was 2.8%, net of capital expenditures, compared to 12.3% in the prior year. There were 5,503 homes valued using the BPO method during the year (2022 – 4,166 homes), and the combined methodologies of adjusted HPI and BPO resulted in a fair value gain of $210,936 for the year ended December 31, 2023 (2022 – $858,987).

Sensitivity

The adjusted HPI change during the year was 2.8% (2022 – 12.3%). If the change in the adjusted HPI increased or decreased by 1.0%, the impact on the single-family rental property balance at December 31, 2023 would be $94,632 and ($94,632), respectively (2022 – $77,962 and ($77,962)).

TRICON RESIDENTIAL 2023 ANNUAL REPORT 97

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended December 31, 2023
(in thousands of U.S. dollars, except per share amounts and percentage amounts)

7. EQUITY-ACCOUNTED INVESTMENTS IN MULTI-FAMILY RENTAL PROPERTIES

The Company's equity-accounted investments in multi-family rental properties consist of investments in associates owning two class A multi-family rental properties in Toronto ("592 Sherbourne LP", operating as "The Selby", and "57 Spadina LP", operating as "The Taylor"), over which the Company has significant influence.

The following table presents the change in the balance of equity-accounted investments in multi-family rental properties for the years ended December 31, 2023 and December 31, 2022.

(in thousands of U.S. dollars)	December 31, 2023	December 31, 2022
Opening balance	$ 20,769	$ 199,285
Distributions	(695)	(3,824)
Income from equity-accounted investments in multi-family rental properties[1]	5,297	40,144
Reclassification from equity-accounted investments in Canadian residential developments[2]	25,416	–
Disposition of equity-accounted investment in U.S. multi-family rental properties (Note 5)	–	(213,493)
Translation adjustment[3]	1,138	(1,343)
Balance, end of year	**$ 51,925**	**$ 20,769**

(1) Of the $40,144 income from equity-accounted investments earned during 2022, $38,594 was attributable to U.S. multi-family rental properties and reclassified to income from discontinued operations (Note 5).

(2) On September 30, 2023, The Taylor achieved stabilization. In the fourth quarter of 2023, being the first full quarter after stabilization, Tricon's investment in 57 Spadina LP was reclassified from equity-accounted investments in Canadian residential developments to investments in multi-family rental properties (Note 8).

(3) For the year ended December 31, 2023, the USD/CAD exchange rate moved from 1.3544 as at December 31, 2022 to 1.3226 as at December 31, 2023, resulting in a favorable foreign currency translation adjustment of $1,138. In the prior year, the USD/CAD exchange rate moved from 1.2678 as at December 31, 2021 to 1.3544 as at December 31, 2022, resulting in an unfavorable foreign currency translation adjustment of $1,343.

The following tables present the ownership interests and carrying values of the Company's equity-accounted investments in multi-family rental properties. The financial information below discloses each investee at 100% and at Tricon's ownership interests in the net assets of the investee.

	December 31, 2023							
(in thousands of U.S. dollars)	Location	Tricon's ownership %	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Net assets	Tricon's share of net assets[1]
Associate								
592 Sherbourne LP (The Selby)	Toronto, ON	15%	$ 5,119	$ 275,359	$ 3,828	$ 116,409	$ 160,241	$ 23,446
57 Spadina LP (The Taylor)	Toronto, ON	30%	19,150	208,095	3,677	129,386	94,182	28,479
Total			**$ 24,269**	**$ 483,454**	**$ 7,505**	**$ 245,795**	**$ 254,423**	**$ 51,925**

(1) Tricon's share of net assets of $51,925 is comprised of $52,304 as per the investees' financial statements less $379 of fair value differences arising from the initial recognition on January 1, 2020 and foreign exchange translation adjustments.

	December 31, 2022							
(in thousands of U.S. dollars)	Location	Tricon's ownership %	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Net assets	Tricon's share of net assets[1]
Associate								
592 Sherbourne LP (The Selby)	Toronto, ON	15%	$ 2,834	$ 256,854	$ 2,080	$ 115,311	$ 142,297	$ 20,769
Total			**$ 2,834**	**$ 256,854**	**$ 2,080**	**$ 115,311**	**$ 142,297**	**$ 20,769**

(1) Tricon's share of net assets of $20,769 is comprised of $21,345 as per the investees' financial statements less $576 of fair value differences arising from the initial recognition on January 1, 2020 and foreign exchange translation adjustments.

TRICON RESIDENTIAL 2023 ANNUAL REPORT 98

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended December 31, 2023
(in thousands of U.S. dollars, except per share amounts and percentage amounts)

		For the year ended December 31, 2023					
(in thousands of U.S. dollars)	Location	Tricon's ownership %	Revenue	Expenses	Fair value gains	Net and other comprehensive income	Tricon's share of net income
Associate							
592 Sherbourne LP (The Selby)	Toronto, ON	15%	$ 13,055	$ (7,974)	$ 11,550	$ 16,631	$ 2,504
57 Spadina LP (The Taylor)[1]	Toronto, ON	30%	2,344	(3,150)	10,071	9,265	2,793
Total			**$ 15,399**	**$ (11,124)**	**$ 21,621**	**$ 25,896**	**$ 5,297**

(1) The income of $2,793 represents Tricon's share of net income from 57 Spadina LP for the period from October 1, 2023 to December 31, 2023.

		For the year ended December 31, 2022					
(in thousands of U.S. dollars)	Location	Tricon's ownership %	Revenue	Expenses	Fair value gains	Net and other comprehensive income	Tricon's share of net income
Associate							
592 Sherbourne LP (The Selby)	Toronto, ON	15%	$ 12,441	$ (8,023)	$ 5,916	$ 10,334	$ 1,550
Total			**$ 12,441**	**$ (8,023)**	**$ 5,916**	**$ 10,334**	**$ 1,550**

Based on the assessment of current economic conditions, there are no indicators of impairment for the Company's equity-accounted investments in multi-family rental properties as at December 31, 2023.

8. EQUITY-ACCOUNTED INVESTMENTS IN CANADIAN RESIDENTIAL DEVELOPMENTS

The Company has entered into certain arrangements in the form of jointly controlled entities and investments in associates for various Canadian multi-family rental developments. Joint ventures represent development properties held in partnership with third parties where decisions relating to the relevant activities of the joint venture require the unanimous consent of the partners. These arrangements are accounted for under the equity method.

The following table presents the change in the balance of equity-accounted investments in Canadian residential developments for the years ended December 31, 2023 and December 31, 2022.

(in thousands of U.S. dollars)	December 31, 2023	December 31, 2022
Opening balance	$ 106,538	$ 98,675
Advances[1]	11,934	13,360
Distributions[2]	(370)	(10,212)
Income from equity-accounted investments in Canadian residential developments	4,348	11,198
Reclassification to equity-accounted investments in Canadian multi-family rental properties[3]	(25,416)	–
Translation adjustment[4]	2,302	(6,483)
Balance, end of year	**$ 99,336**	**$ 106,538**

(1) Advances to equity-accounted investments in Canadian residential developments for the year ended December 31, 2023 include advances for 6–8 Gloucester LP, WDL 20 LP, WDL 3/4/7 LP, Queen Ontario LP, Symington LP and KT Housing Now Six Points LP.

(2) Distributions from equity-accounted investments in Canadian residential developments for December 31, 2022 represent sales proceeds from the Company's divestiture of two-thirds of its original 30% equity ownership in Queen Ontario LP to its institutional partner.

(3) On September 30, 2023, The Taylor achieved stabilization. In the fourth quarter of 2023, being the first full quarter after stabilization, Tricon's investment in 57 Spadina LP was reclassified from equity-accounted investments in Canadian residential developments to investments in multi-family rental properties (Note 7).

(4) For the year ended December 31, 2023, the USD/CAD exchange rate moved from 1.3544 as at December 31, 2022 to 1.3226 as at December 31, 2023, resulting in a favorable foreign currency translation adjustment of $2,302. In the prior year, the USD/CAD exchange rate moved from 1.2678 as at December 31, 2021 to 1.3544 as at December 31, 2022, resulting in an unfavorable foreign currency translation adjustment of $6,483.

TRICON RESIDENTIAL 2023 ANNUAL REPORT 99

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended December 31, 2023
(in thousands of U.S. dollars, except per share amounts and percentage amounts)

The following tables present the ownership interests and carrying values of the Company's equity-accounted investments in Canadian residential developments. The financial information below discloses each investee at 100% and at Tricon's ownership interests in the net assets of the investee.

	December 31, 2023							
(in thousands of U.S. dollars)	Location	Tricon's ownership %	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Net assets	Tricon's share of net assets[1]
Joint ventures								
WDL 3/4/7 LP (Cherry House)	Toronto, ON	33%	$ 1,871	$ 202,646	$ 21,844	$ 128,402	$ 54,271	$ 18,097
WDL 8 LP (Maple House)	Toronto, ON	33%	7,449	321,163	16,295	257,400	54,917	18,312
WDL 20 LP (Oak House)	Toronto, ON	33%	422	46,118	6	36,311	10,223	3,414
DKT B10 LP (Birch House)[2]	Toronto, ON	33%	3,373	71,669	7,094	38,923	29,025	11,187
6–8 Gloucester LP (The Ivy)	Toronto, ON	47%	1,895	133,592	9,683	79,561	46,243	22,370
Queen Ontario LP (ROQ City)	Toronto, ON	10%	6,389	155,615	4,919	–	157,085	16,059
Symington LP (The Spoke)	Toronto, ON	10%	1,674	59,165	4,987	–	55,852	5,674
KT Housing Now Six Points LP[3]	Toronto, ON	50%	1,346	7,959	859	–	8,446	4,223
Total			**$ 24,419**	**$ 997,927**	**$ 65,687**	**$ 540,597**	**$ 416,062**	**$ 99,336**

	December 31, 2022							
(in thousands of U.S. dollars)	Location	Tricon's ownership %	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Net assets	Tricon's share of net assets[1]
Joint ventures								
WDL 3/4/7 LP (Cherry House)	Toronto, ON	33%	$ 2,993	$ 141,357	$ 7,721	$ 84,646	$ 51,983	$ 17,335
WDL 8 LP (Maple House)	Toronto, ON	33%	7,318	241,907	21,105	188,473	39,647	13,222
WDL 20 LP (Oak House)	Toronto, ON	33%	722	43,082	186	34,295	9,323	3,114
DKT B10 LP (Birch House)[2]	Toronto, ON	33%	1,290	42,111	6,669	8,507	28,225	10,885
6–8 Gloucester LP (The Ivy)	Toronto, ON	47%	1,101	100,147	4,263	52,585	44,400	20,988
Queen Ontario LP (ROQ City)[4]	Toronto, ON	10%	5,167	121,336	806	–	125,697	12,912
Symington LP (The Spoke)[5]	Toronto, ON	10%	688	36,038	158	22,149	14,419	1,450
			19,279	725,978	40,908	390,655	313,694	79,906
Associates								
57 Spadina LP (The Taylor)	Toronto, ON	30%	1,280	189,106	6,000	96,344	88,042	26,632
			1,280	189,106	6,000	96,344	88,042	26,632
Total			**$ 20,559**	**$ 915,084**	**$ 46,908**	**$ 486,999**	**$ 401,736**	**$ 106,538**

(1) Tricon's share of net assets of $99,336 (December 31, 2022 – $106,538) is comprised of $96,818 (December 31, 2022 – $104,364) as per the investees' financial statements plus $2,518 (December 31, 2022 – $2,174) of fair value differences arising from the initial recognition on January 1, 2020 and foreign exchange translation adjustments.

(2) Tricon's share of net assets of DKT B10 LP includes the purchase price paid to third-party partners for a one-third ownership interest in the partnership.

(3) On June 23, 2023, the Company entered into a new joint venture investment, KT Housing Now LP.

(4) On April 12, 2022, the Company sold two-thirds of its original 30% equity ownership interest in Queen & Ontario to its institutional partner.

(5) On February 22, 2022, the Company entered into a new joint venture investment, Symington LP.

TRICON RESIDENTIAL 2023 ANNUAL REPORT 100

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended December 31, 2023
(in thousands of U.S. dollars, except per share amounts and percentage amounts)

			For the year ended December 31, 2023				
(in thousands of U.S. dollars)	Location	Tricon's ownership %	Revenue	Expenses	Fair value gains	Net and other comprehensive income (loss)	Tricon's share of net income
Joint ventures							
WDL 3/4/7 LP (Cherry House)	Toronto, ON	33%	$ 4	$ (102)	$ –	$ (98)	$ (33)
WDL 8 LP (Maple House)	Toronto, ON	33%	677	(2,610)	17,092	15,159	5,053
WDL 20 LP (Oak House)	Toronto, ON	33%	–	(6)	–	(6)	(2)
DKT B10 LP (Birch House)	Toronto, ON	33%	4	(60)	174	118	39
6–8 Gloucester LP (The Ivy)	Toronto, ON	47%	24	(1,507)	2,269	786	370
Queen Ontario LP (ROQ City)	Toronto, ON	10%	6	(98)	2,125	2,033	203
Symington LP (The Spoke)	Toronto, ON	10%	–	(68)	–	(68)	(7)
KT Housing Now Six Points LP(1)	Toronto, ON	50%	–	(23)	–	(23)	(11)
			715	(4,474)	21,660	17,901	5,612
Associates							
57 Spadina LP (The Taylor)(2)	Toronto, ON	30%	3,849	(8,062)	–	(4,213)	(1,264)
Total			**$ 4,564**	**$(12,536)**	**$ 21,660**	**$ 13,688**	**$ 4,348**

(1) On June 23, 2023, the Company entered into a new joint venture investment, KT Housing Now Six Points LP.

(2) The loss of $1,264 represents Tricon's share of net loss from 57 Spadina LP for the period from January 1, 2023 to September 30, 2023.

			For the year ended December 31, 2022				
(in thousands of U.S. dollars)	Location	Tricon's ownership %	Revenue	Expenses	Fair value gains	Net and other comprehensive income (loss)	Tricon's share of net income
Joint ventures							
WDL 3/4/7 LP (Cherry House)	Toronto, ON	33%	$ –	$ –	$ 234	$ 234	$ 78
WDL 8 LP (Maple House)	Toronto, ON	33%	1	(161)	13,176	13,016	4,337
WDL 20 LP (Oak House)	Toronto, ON	33%	–	–	–	–	–
DKT B10 LP (Birch House)	Toronto, ON	33%	–	(2)	238	236	79
6–8 Gloucester LP (The Ivy)	Toronto, ON	47%	–	(24)	8,019	7,995	3,759
Labatt Village Holding LP	Toronto, ON	38%	–	–	–	–	8
Queen Ontario LP (ROQ City)	Toronto, ON	10%	114	(242)	1,676	1,548	155
Symington LP (The Spoke)	Toronto, ON	10%	–	(12)	–	(12)	(1)
			115	(441)	23,343	23,017	8,415
Associates							
57 Spadina LP (The Taylor)	Toronto, ON	30%	133	(2,122)	10,634	8,645	2,783
Total			**$ 248**	**$ (2,563)**	**$ 33,977**	**$ 31,662**	**$ 11,198**

Based on the assessment of current economic conditions, there are no indicators of impairment of the Company's equity-accounted investments in Canadian residential developments as at December 31, 2023.

TRICON RESIDENTIAL 2023 ANNUAL REPORT 101

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended December 31, 2023
(in thousands of U.S. dollars, except per share amounts and percentage amounts)

9. CANADIAN DEVELOPMENT PROPERTIES

The Company's Canadian development properties include one development project (The James) and an adjacent commercial property (The Shops of Summerhill) in Toronto. The following table presents the changes in the Canadian development properties balance for the years ended December 31, 2023 and December 31, 2022.

(in thousands of U.S. dollars)	December 31, 2023	December 31, 2022
Opening balance	$ 136,413	$ 133,250
Development expenditures	29,415	12,686
Fair value adjustments	–	(440)
Translation adjustment[1]	3,935	(9,083)
Balance, end of year	**$ 169,763**	**$ 136,413**

(1) During the year, the USD/CAD exchange rate moved from 1.3544 as at December 31, 2022 to 1.3226 as at December 31, 2023, resulting in a favorable foreign currency translation adjustment of $3,935. In the prior year, the USD/CAD exchange rate moved from 1.2678 as at December 31, 2021 to 1.3544 as at December 31, 2022, resulting in an unfavorable foreign currency translation adjustment of $9,083.

The Company earned $1,441 of commercial rental income from The Shops of Summerhill for the year ended December 31, 2023 (2022 – $1,668), which is classified as other income.

Valuation methodology

Fair value is determined by independent appraisers who hold recognized and relevant professional qualifications and have recent experience in the location and category of the property being valued. The fair values of Canadian development properties are based on active market prices for similar development assets and the discounted cash flow methodology is used for commercial income-producing properties.

For properties under development, active market prices for land value per square foot are quoted by third-party appraisers and are adjusted for differences, incorporating the nature of the development, location or condition of the asset, as well as assumptions about the recoverability of development costs, all of which are considered to be level 3 inputs.

For commercial income-producing properties, the discounted cash flow methodology takes into consideration the present value of expected future cash flows from rental operations and the property's eventual sale.

The Canadian development properties were valued on September 1, 2023. Management has assessed the impact of any market changes that occurred subsequent to the date of the valuation and has determined the value remained valid as at December 31, 2023.

Key valuation assumptions for the Canadian development properties are set out below.

	December 31, 2023	December 31, 2022
Property under development		
Land value per square foot[1]	$ 265	$ 258
Commercial income-producing property		
Discount rate	5.00%	4.75%
Capitalization rate	4.75%	4.50%

(1) Equivalent to C$350 per square foot (2022 – C$350) translated to U.S dollars at the year-end exchange rate.

Sensitivity

For the property valued using active market prices, a 5.0% increase or decrease in the appraised land value per square foot would result in a change to the fair value of $6,257 or ($6,257), respectively (2022 – $4,851 and ($4,851), respectively).

For the property valued using the discounted cash flow methodology, a 1.0% increase or decrease in discount rate would result in a change in the fair value of ($2,967) or $3,333, respectively (2022 – ($2,724) and $3,015, respectively), and a 0.25% increase or decrease in the capitalization rate would result in a change to the fair value of ($1,142) or $1,301, respectively (2022 – ($1,246) and $1,401, respectively).

TRICON RESIDENTIAL 2023 ANNUAL REPORT 102

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS for the year ended December 31, 2023 (in thousands of U.S. dollars, except per share amounts and percentage amounts) 103TRICON RESIDENTIAL 2023 ANNUAL REPORT 10. INVESTMENTS IN U.S. RESIDENTIAL DEVELOPMENTS The Company makes investments in U.S. residential developments via equity investments and loan advances. Advances made to investments are added to the carrying value when paid; distributions from investments are deducted from the carrying value when received. The following table presents the changes in the investments in U.S. residential developments for the years ended December 31, 2023 and December 31, 2022. (in thousands of U.S. dollars) December 31, 2023 December 31, 2022 Opening balance $ 138,369 $ 143,153 Advances(1) 14,192 15,655 Distributions (28,363) (37,336) Income from investments in U.S. residential developments(2) 30,773 16,897 Balance, end of year $ 154,971 $ 138,369 (1) Advances to U.S. residential developments for December 31, 2022 include $2,760 in non-cash contributions related to the syndication of the Company’s investment in Bryson MPC Holdings LLC to THPAS Development JV-2 LLC. (2) There were no realized gains or losses included in the income from investments in U.S. residential developments for the year ended December 31, 2023 (2022 – nil).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended December 31, 2023
(in thousands of U.S. dollars, except per share amounts and percentage amounts)

The following tables present the ownership interests and carrying values of the Company's investments in U.S. residential developments. The financial information below discloses each investee at 100% and at Tricon's ownership interests in the net assets of the investee.

(in thousands of U.S. dollars)	Location	Tricon's ownership %	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Net assets	Tricon's share of net assets[(1)]
				December 31, 2023				
Joint ventures and associates								
Tricon Housing Partners US LP	USA	68%	$ 1,395	$ 43,881	$ 184	$ –	$ 45,092	$ 30,820
THPAS Development JV-2 LLC	USA	20%	2,604	69,720	1,127	–	71,197	14,179
Viridian Equity LP	USA	18%	16	49,563	–	–	49,579	8,899
McKinney Project Equity LLC	USA	44%	–	133,038	–	–	133,038	58,204
THPAS Holdings JV-1 LLC	USA	11%	24,393	229,238	182	–	253,449	28,161
Remaining investments[(2)]	USA and Canada	7% – 22%	55,110	142,000	38,278	–	158,832	14,708
Total			**$ 83,518**	**$ 667,440**	**$ 39,771**	**$ –**	**$ 711,187**	**$ 154,971**

(in thousands of U.S. dollars)	Location	Tricon's ownership %	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Net assets	Tricon's share of net assets[(1)]
				December 31, 2022				
Joint ventures and associates								
Tricon Housing Partners US LP	USA	68%	$ 1,236	$ 44,363	$ 118	$ –	$ 45,481	$ 27,837
Viridian Equity LP	USA	18%	4	67,659	4	–	67,659	12,140
McKinney Project Equity LLC	USA	44%	–	119,575	–	–	119,575	52,314
THPAS Holdings JV-1 LLC	USA	11%	5,545	182,490	593	–	187,442	20,829
Remaining investments[(2)]	USA and Canada	7% – 22%	18,695	247,584	5,600	–	260,679	25,249
Total			**$ 25,480**	**$ 661,671**	**$ 6,315**	**$ –**	**$ 680,836**	**$ 138,369**

(1) Tricon's share of net assets could vary significantly from its pro-rata share due to the waterfall distribution model which incorporates subordination adjustments that are governed by each venture and partnership agreement.

(2) Includes Tricon's investments in U.S. residential developments that are individually immaterial. See Note 3 for a list of all U.S. residential development investments.

TRICON RESIDENTIAL 2023 ANNUAL REPORT 104

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended December 31, 2023
(in thousands of U.S. dollars, except per share amounts and percentage amounts)

	For the year ended December 31, 2023						
(in thousands of U.S. dollars)	Location	Tricon's ownership %	Revenue	Expenses	Fair value gains (losses)	Net and other comprehensive income	Tricon's share of net income[1]
Joint ventures and associates							
Tricon Housing Partners US LP	USA	68%	$ 6,512	$ (68)	$ (3,583)	$ 2,861	$ 2,984
THPAS Development JV-2 LLC	USA	20%	18,033	(10,253)	–	7,780	1,681
Viridian Equity LP	USA	18%	–	–	13,509	13,509	2,427
McKinney Project Equity LLC	USA	44%	–	–	41,153	41,153	18,004
THPAS Holdings JV-1 LLC	USA	11%	252	(3,169)	23,198	20,281	2,325
Remaining investments[2]	USA and Canada	7% – 22%	3,391	(676)	30,640	33,355	3,352
Total			**$ 28,188**	**$ (14,166)**	**$ 104,917**	**$ 118,939**	**$ 30,773**

	For the year ended December 31, 2022						
(in thousands of U.S. dollars)	Location	Tricon's ownership %	Revenue	Expenses	Fair value gains (losses)	Net and other comprehensive income	Tricon's share of net income[1]
Joint ventures and associates							
Tricon Housing Partners US LP	USA	68%	$ 6,253	$ (75)	$ (1,676)	$ 4,502	$ 4,577
Viridian Equity LP	USA	18%	–	–	13,538	13,538	2,430
McKinney Project Equity LLC	USA	44%	–	–	9,588	9,588	4,128
THPAS Holdings JV-1 LLC	USA	11%	490	(2,852)	6,524	4,162	455
Remaining investments[2]	USA and Canada	7% – 22%	4,324	(3,524)	49,290	50,090	5,307
Total			**$ 11,067**	**$ (6,451)**	**$ 77,264**	**$ 81,880**	**$ 16,897**

(1) Tricon's share of net income could vary significantly from its pro-rata share due to the waterfall distribution model which incorporates subordination adjustments that are governed by each venture and partnership agreement.

(2) Includes Tricon's investments in U.S. residential developments that are individually immaterial. See Note 3 for a list of all U.S. residential development investments.

Based on the assessment of current economic conditions, there are no indicators of impairment of the Company's investments in U.S. residential developments as at December 31, 2023.

TRICON RESIDENTIAL 2023 ANNUAL REPORT 105

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended December 31, 2023
(in thousands of U.S. dollars, except per share amounts and percentage amounts)

Valuation methodology

The investments are measured at fair value (excluding THPAS Development JV-2 LLC) as determined by the Company's proportionate share of the fair value of each Investment Vehicle's net assets at each measurement date. The fair value of each Investment Vehicle's net assets is determined by the waterfall distribution calculations specified in the relevant governing agreements. The inputs into the waterfall distribution calculations include the fair values of the land development and homebuilding projects and working capital held by the Investment Vehicles. The fair values of the land development and homebuilding projects are based on appraisals prepared by external third-party valuators or on internal valuations using comparable methodologies and assumptions. THPAS Development JV-2 LLC is measured at cost under the equity method and not recorded at fair value as the entity itself is not considered to be an investment entity.

The residential real estate development business involves significant risks that could adversely affect the fair value of Tricon's investments in for-sale housing, especially in times of economic uncertainty. Quantitative information about fair value measurements of the investments uses the following significant unobservable inputs (Level 3):

		December 31, 2023		December 31, 2022		
Valuation technique(s)	Significant unobservable input	Range of inputs	Weighted average of inputs	Range of inputs	Weighted average of inputs	Other inputs and key information
Net asset value, determined using discounted cash flow Waterfall distribution model	a) Discount rate[(1)]	8.0% – 20.0%	18.1%	8.0% – 20.0%	17.7%	Entitlement risk, sales risk and construction risk are taken into account in determining the discount rate.
	b) Future cash flow	Less than 1 – 8 years	5.9 years	1 – 10 years	7.2 years	Price per acre of land, timing of project funding requirements and distributions.
	c) Appraised value					Estimated probability of default.

(1) Generally, an increase in future cash flow will result in an increase in the fair value of fund equity investments. An increase in the discount rate will result in a decrease in the fair value of fund equity investments. The same percentage change in the discount rate will result in a greater change in fair value than the same absolute percentage change in future cash flow.

Sensitivity

For those investments valued using discounted cash flows, an increase of 2.5% in the discount rate results in a decrease in fair value of $7,372 and a decrease of 2.5% in the discount rate results in an increase in fair value of $8,341 (December 31, 2022 – ($9,445) and $10,629, respectively).

11. FAIR VALUE ESTIMATION

Fair value measurement

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or a liability, the Company takes into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date. Fair value for measurement and/or disclosure purposes in these consolidated financial statements is determined on this basis, unless otherwise noted.

Inputs to fair value measurement techniques are disaggregated into three hierarchical levels, which are based on the degree to which inputs to fair value measurement techniques are observable by market participants:

Level 1 – Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

Level 2 – Inputs (other than quoted prices included in Level 1) are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the asset's or liability's anticipated life.

Level 3 – Inputs are unobservable and reflect management's best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs in determining the estimate.

TRICON RESIDENTIAL 2023 ANNUAL REPORT 106

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended December 31, 2023
(in thousands of U.S. dollars, except per share amounts and percentage amounts)

Fair value measurements are adopted by the Company to calculate the carrying amounts of various assets and liabilities.

Acquisition costs, other than those related to financial instruments classified as FVTPL which are expensed as incurred, are capitalized to the carrying amount of the instrument and amortized using the effective interest method.

The following table provides information about assets and liabilities measured at fair value on the balance sheet and categorized by level according to the significance of the inputs used in making the measurements:

	December 31, 2023			December 31, 2022		
(in thousands of U.S. dollars)	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Assets						
Rental properties (Note 6)	$ –	$ –	$ 12,190,792	$ –	$ –	$ 11,445,659
Canadian development properties (Note 9)	–	–	169,763	–	–	136,413
Investments in U.S. residential developments (Note 10)[(1)]	–	–	140,792	–	–	130,270
Derivative financial instruments (Note 21)	–	7,380	–	–	10,358	–
	$ –	**$ 7,380**	**$ 12,501,347**	**$ –**	**$ 10,358**	**$ 11,712,342**
Liabilities						
Derivative financial instruments (Note 21)	$ –	$ 53,788	$ –	$ –	$ 51,158	$ –
Limited partners' interests in single-family rental business (Note 26)	–	–	2,300,294	–	–	1,696,872
	$ –	**$ 53,788**	**$ 2,300,294**	**$ –**	**$ 51,158**	**$ 1,696,872**

(1) Excludes the Company's interest in THPAS Development JV-2 LLC, which is measured at cost under the equity method (Note 10).

There have been no transfers between levels for the year ended December 31, 2023.

Cash, restricted cash, amounts receivable, amounts payable and accrued liabilities, lease liabilities (included in other liabilities), resident security deposits and dividends payable are measured at amortized cost, which approximates fair value because they are short-term in nature.

12. AMOUNTS PAYABLE AND ACCRUED LIABILITIES

Amounts payable and accrued liabilities consist of the following:

(in thousands of U.S. dollars)	December 31, 2023	December 31, 2022
Trade payables and accrued liabilities	$ 44,480	$ 34,219
Accrued property taxes	59,650	52,936
AIP liability (Note 31)	10,599	10,327
Income taxes payable	693	11,650
Interest payable	26,510	24,731
Deferred income	618	801
Current portion of lease obligations (Note 27)	7,671	3,609
Total amounts payable and accrued liabilities	**$ 150,221**	**$ 138,273**

TRICON RESIDENTIAL 2023 ANNUAL REPORT 107

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended December 31, 2023
(in thousands of U.S. dollars, except per share amounts and percentage amounts)

13. GOODWILL

The goodwill recorded in the consolidated financial statements relates to the following groups of CGUs:

(in thousands of U.S. dollars)	December 31, 2023	December 31, 2022
Johnson	$ 219	$ 219
Single-Family Rental[1]	29,507	29,507
Total goodwill	**$ 29,726**	**$ 29,726**

(1) Relates to the Tricon wholly-owned portfolio.

The Company performed its annual goodwill impairment testing associated with its Single-Family Rental CGU on December 31, 2023 by comparing the recoverable amount of the underlying properties that form the Company's wholly-owned portfolio (Note 6) and its carrying value, including the associated deferred tax liability balance. The recoverable amount was determined based on the fair value less costs of disposal of the CGU. Based on the assessment of the underlying assumptions used in fair valuation at the CGU level (Note 6), management concluded that there was no impairment of goodwill as at December 31, 2023, as the recoverable value of the CGU exceeded its carrying value.

14. INCOME TAXES

(in thousands of U.S. dollars) For the years ended December 31	2023	2022
Income tax (expense) recovery – current	$ (2,240)	$ 33,959
Income tax expense – deferred	(25,899)	(189,179)
Income tax expense from continuing operations	**$ (28,139)**	**$ (155,220)**
Income tax expense from discontinued operations – current	$ –	$ (43,114)
Income tax recovery from discontinued operations – deferred	–	40,482
Income tax expense from discontinued operations	**$ –**	**$ (2,632)**

The tax on the Company's income differs from the theoretical amount that would arise using the weighted average tax rate applicable to income of the consolidated entities as follows:

(in thousands of U.S. dollars) For the years ended December 31	2023	2022
Income before income taxes from continuing operations	$ 149,963	$ 934,594
Combined statutory federal and provincial income tax rate	26.50%	26.50%
Expected income tax expense	39,740	247,667
Non-taxable gains on investments	(1,310)	(1,739)
Non-taxable losses (gains) on derivative financial instruments	2,193	(38,058)
Foreign tax rate differential[1]	(6,862)	(52,151)
Other, including permanent differences[2]	(5,622)	(499)
Income tax expense from continuing operations	**$ 28,139**	**$ 155,220**

(1) The Company's single-family rental business is subject to the U.S. ordinary income tax rate of 21%, resulting in a reduction in Tricon's effective tax rate from the Canadian combined statutory income tax rate of 26.5%.

(2) Other permanent differences include $3,026 of adjustments related to prior tax returns filed as well as non-deductible share compensation, non-deductible debentures discount amortization and non-deductible interest expense.

TRICON RESIDENTIAL 2023 ANNUAL REPORT 108

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended December 31, 2023
(in thousands of U.S. dollars, except per share amounts and percentage amounts)

The expected realization of deferred income tax assets and deferred income tax liabilities is as follows:

(in thousands of U.S. dollars)	December 31, 2023	December 31, 2022
Deferred income tax assets		
Deferred income tax assets to be recovered after more than 12 months	$ 84,787	$ 75,062
Deferred income tax assets to be recovered within 12 months	–	–
Total deferred income tax assets	**$ 84,787**	**$ 75,062**
Deferred income tax liabilities		
Deferred income tax liabilities reversing after more than 12 months	$ 629,090	$ 591,713
Deferred income tax liabilities reversing within 12 months	–	–
Total deferred income tax liabilities	**$ 629,090**	**$ 591,713**
Net deferred income tax liabilities	**$ 544,303**	**$ 516,651**

The movement of the deferred income tax accounts was as follows:

(in thousands of U.S. dollars)	December 31, 2023	December 31, 2022
Change in net deferred income tax liabilities		
Net deferred income tax liabilities, beginning of year	$ 516,651	$ 364,744
Charge to the statement of comprehensive income	25,899	148,697
Charge to equity	1,944	1,945
Other	(191)	1,265
Net deferred income tax liabilities, end of year	**$ 544,303**	**$ 516,651**

The tax effects of the significant components of temporary differences giving rise to the Company's deferred income tax assets and liabilities were as follows:

(in thousands of U.S. dollars)	Investments	Long-term incentive plan accrual	Performance fees liability	Issuance costs	Net operating losses	Other	Total
Deferred income tax assets							
At December 31, 2022	$ –	$ 8,009	$ 9,091	$ 8,723	$ 43,926	$ 5,313	$ 75,062
Addition / (Reversal)	–	496	652	(3,148)	11,691	34	9,725
At December 31, 2023	**$ –**	**$ 8,505**	**$ 9,743**	**$ 5,575**	**$ 55,617**	**$ 5,347**	**$ 84,787**

(in thousands of U.S. dollars)	Investments	Rental properties	Deferred placement fees	Other	Total
Deferred income tax liabilities					
At December 31, 2022	$ 1,505	$ 589,720	$ 488	$ –	$ 591,713
Addition / (Reversal)	2,974	34,542	(139)	–	37,377
At December 31, 2023	**$ 4,479**	**$ 624,262**	**$ 349**	**$ –**	**$ 629,090**

The Company believes it will have sufficient future income to realize the deferred income tax assets.

15. REVENUE FROM SINGLE-FAMILY RENTAL PROPERTIES

The components of the Company's revenue from single-family rental properties are as follows:

(in thousands of U.S. dollars) For the years ended December 31	2023	2022
Base rent	$ 662,412	$ 520,196
Other revenue[1]	45,403	39,840
Non-lease component	87,502	85,549
Total revenue from single-family rental properties	**$ 795,317**	**$ 645,585**

(1) Other revenue includes revenue earned on ancillary services and amenities as well as lease administrative fees.

TRICON RESIDENTIAL 2023 ANNUAL REPORT 109

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended December 31, 2023
(in thousands of U.S. dollars, except per share amounts and percentage amounts)

16. REVENUE FROM STRATEGIC CAPITAL SERVICES

The components of the Company's revenue from strategic capital services (previously reported as revenue from private funds and advisory services) are described in the table below. Intercompany revenues and expenses between the Company and its subsidiaries, such as property management fees, are eliminated upon consolidation. Under certain arrangements, asset-based fees that are earned from third-party investors in Tricon's subsidiary entities are billed directly to those investors and are therefore not recognized in the accounts of the applicable subsidiary. These amounts are included in the asset management fees revenue recognized in the statements of comprehensive income.

(in thousands of U.S. dollars) For the years ended December 31	2023	2022
Asset management fees	$ 11,290	$ 12,431
Performance fees	10,359	110,330
Development fees	31,034	26,826
Property management fees	1,775	10,501
Total revenue from strategic capital services	**$ 54,458**	**$ 160,088**

17. OTHER INCOME

Other income is comprised of the following:

(in thousands of U.S. dollars) For the years ended December 31	2023	2022
The Shops of Summerhill commercial rental	$ 1,441	$ 2,212
Insurance recoveries	342	861
Interest income	5,642	–
Net operating loss from non-core homes	(6,907)	–
Gain on sale – Bryson MPC Holdings LLC	–	5,060
Income from Bryson – pre-sale	–	2,753
Total other income	**$ 518**	**$ 10,886**

18. AMOUNTS RECEIVABLE

Amounts receivable consist of rent receivables, trade receivables, income tax recoverable and other receivables.

(in thousands of U.S. dollars)	December 31, 2023	December 31, 2022
Rent receivables	$ 3,083	$ 3,581
Trade receivables	4,606	2,975
Income tax recoverable	1,843	4,138
Other receivables[1]	18,430	14,290
Total amounts receivable	**$ 27,962**	**$ 24,984**

(1) Other receivables are comprised of amounts due from affiliates and various amounts recoverable from third parties.

TRICON RESIDENTIAL 2023 ANNUAL REPORT 110

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended December 31, 2023
(in thousands of U.S. dollars, except per share amounts and percentage amounts)

19. DEBT

The following table presents a summary of the Company's outstanding debt as at December 31, 2023:

	December 31, 2023							
(in thousands of U.S. dollars)	Maturity dates	Coupon/stated interest rates	Interest rate floor	Interest rate cap	Effective interest rates[1]	Extension options[2]	Total facility	Outstanding balance
Term Loan[3),(4]	April 2024	SOFR+2.30%	0.50% SOFR	4.25% SOFR	6.55%	6 months	$ 296,256	$ 296,256
Warehouse credit facility 2022[5]	January 2025	SOFR+1.95%	0.15% SOFR	3.25% SOFR	5.20%	N/A	200,000	153,302
Securitization debt 2018-1[3]	May 2025	3.96%	N/A	N/A	3.96%	N/A	282,726	282,726
Securitization debt 2020-2[3]	November 2027	1.94%	N/A	N/A	1.94%	N/A	406,364	406,364
Securitization debt 2023-2[14]	December 2028	5.09%	N/A	N/A	6.40%	N/A	360,188	360,188
Single-family rental wholly-owned properties borrowings							**1,545,534**	**1,498,836**
SFR JV-1 securitization debt 2019-1[3]	March 2026	3.12%	N/A	N/A	3.12%	N/A	331,292	331,292
SFR JV-1 securitization debt 2020-1[3]	July 2026	2.43%	N/A	N/A	2.43%	N/A	552,441	552,441
SFR JV-1 securitization debt 2021-1[3]	July 2026	2.57%	N/A	N/A	2.57%	N/A	682,956	682,956
Single-family rental JV-1 properties borrowings							**1,566,689**	**1,566,689**
SFR JV-2 warehouse credit facility[12]	July 2024	SOFR+1.99%	0.10% SOFR	3.25% SOFR	5.24%	One year	18,618	18,618
SFR JV-2 term loan[3),(13]	October 2025	SOFR+2.10%	0.50% SOFR	4.55% SOFR	6.65%	Two one years	500,000	496,830
SFR JV-2 securitization debt 2022-1[3]	April 2027	4.32%	N/A	N/A	4.32%	N/A	530,171	530,171
SFR JV-2 securitization debt 2022-2[3]	July 2028	5.47%	N/A	N/A	5.47%	N/A	347,459	347,459
SFR JV-2 securitization debt 2023-1[3),(10]	July 2028	5.27%	N/A	N/A	5.86%	N/A	416,175	416,175
SFR JV-2 delayed draw term loan[3]	September 2028	5.39%	N/A	N/A	5.39%	N/A	194,480	194,480
Single-family rental JV-2 properties borrowings							**2,006,903**	**2,003,733**
SFR JV-HD warehouse credit facility[6]	May 2024	SOFR+2.00%	0.15% SOFR	2.85% SOFR	4.85%	One year	350,000	262,816
JV-HD term loan A[3),(7]	March 2028	5.96%	N/A	N/A	5.96%	N/A	150,000	150,000
JV-HD term loan B[3),(7]	March 2028	5.96%	N/A	N/A	5.96%	N/A	150,000	150,000
Single-family rental JV-HD properties borrowings							**650,000**	**562,816**
Single-family rental properties borrowings					**4.48%**		**5,769,126**	**5,632,074**
The Shops of Summerhill mortgage	October 2025	5.58%	N/A	N/A	5.58%	N/A	16,224	16,224
Construction facility[8),(15]	June 2026	Prime+1.25%	N/A	N/A	8.32%	One year	173,903	28,777
Canadian development properties borrowings					**7.33%**		**190,127**	**45,001**
Corporate office mortgages	November 2024	4.25%	N/A	N/A	4.30%	N/A	12,624	12,624
Corporate credit facility[9),(11]	June 2025	SOFR+3.07%	N/A	N/A	8.46%	N/A	500,000	170,000
Corporate borrowings					**8.17%**		**512,624**	**182,624**
								$ 5,859,699
Transaction costs (net of amortization)								(50,173)
Debt discount (net of amortization)								(31,526)
Total debt					**4.62%**		**$ 6,471,877**	**$ 5,778,000**
Current portion of long-term debt[2]								**$ 309,116**
Long-term debt								**$ 5,468,884**
Fixed-rate debt – principal value					**4.05%**			**$ 4,433,100**
Floating-rate debt – principal value					**6.37%**			**$ 1,426,599**

(1) The effective interest rate is determined using the ending consolidated debt balances as at December 31, 2023 and the average of the applicable reference rates for the year ended December 31, 2023. The effective interest rate using the average debt balances and the average of the applicable reference rates for the year ended December 31, 2023 is 4.23%.

(2) The Company has the ability to extend the maturity of the loans where an extension option exists and intends to exercise such options wherever available. The current portion of long-term debt reflects the balance after the Company's extension options have been exercised.

(3) The term loan and securitization debt are secured, directly and indirectly, by approximately 31,400 single-family rental homes.

(4) On July 27, 2023, the Company amended the loan agreement to extend the maturity of the term loan by six months to April 2024 (with the option to extend for another six months to October 2024) and increased the commitment value by $100,000 with an interest rate cap of 4.25% SOFR. The coupon rate remains unchanged. The amendment resulted in the extinguishment of the original liability and the recognition of a gain on debt extinguishment of $1,326 in the consolidated statements of comprehensive income. A new liability was recognized, reflecting the amended terms. On October 24, 2023, the Company purchased a new interest rate cap on this facility at 4.25% of SOFR.

(5) On September 22, 2023, the Company amended the loan agreement in respect of the Warehouse credit facility 2022 to increase the commitment value by $50,000 to $100,000. The coupon rate also changed from SOFR+1.85% to SOFR+1.95%. On December 11, 2023, the Company amended the loan agreement again to increase the commitment value by $100,000 to $200,000 and extended the maturity of the facility by one year to January 1, 2025 with the coupon rate unchanged.

(6) On May 11, 2023, SFR JV-HD amended its warehouse facility agreement to decrease the commitment value by $140,000 to $350,000 and increase the interest rate cap to 2.85% of SOFR. The maturity date and the extension option remained unchanged.

(7) On March 10, 2023, SFR JV-HD entered into two new term loan facilities, each with a total commitment of $150,000, a term to maturity of five years and a fixed interest rate of 5.96%. These facilities are secured by pools of 707 and 696 single-family rental properties. The loan proceeds were primarily used to pay down existing short-term SFR JV-HD debt and to fund the acquisition of rental homes.

(8) The construction facility is secured by the land under development at The James (Scrivener Square).

(9) The Company has provided a general security agreement creating a first priority security interest on the assets of the Company, excluding, among other things, single-family rental homes, multi-family rental properties and interests in for-sale housing. As part of the corporate credit facility, the Company designated $35,000 to issue letters of credit as security against contingent obligations related to its Canadian multi-family developments. As at December 31, 2023, the letters of credit outstanding totaled $13,962 (C$18,467).

(10) On July 11, 2023, SFR JV-2 entered into a new securitized loan facility with a total commitment of $416,430, a term to maturity of five years and a weighted average fixed interest rate of 5.27%. The securitization involved the issuance of five classes of fixed-rate pass-through certificates at a discount of $12,160 to the stated face value, resulting in an effective interest rate of 5.86%. This facility is secured by a pool of 2,115 single-family rental properties. The loan proceeds were primarily used to pay down the existing short-term SFR JV-2 variable-rate debt.

(11) On September 15, 2023, the margin on the corporate facility was reduced by 3 basis points from 3.10% to 3.07%.

(12) On August 1, 2023, the interest rate cap on the SFR JV-2 Warehouse Credit facility expired and was not renewed. On November 30, 2023, SFR JV-2 amended the loan agreement on this facility to reduce the commitment value from $134,456 to $18,618 and purchased a new interest rate cap at 3.25% of SOFR, effective December 1, 2023.

(13) On October 4, 2023, SFR JV-2 purchased a new interest rate cap on the SFR JV-2 term loan at 4.55% of SOFR.

(14) On November 29, 2023, the Company entered into a new securitized loan facility with a total commitment of $360,188, a term to maturity of five years and an effective interest rate of 6.40%. This facility is secured by a pool of 1,685 single-family rental properties. The loan proceeds were primarily used to pay down the existing Securitization debt 2017-2 fixed-rate debt.

(15) The extension option on this facility is subject to the lender's discretion.

TRICON RESIDENTIAL 2023 ANNUAL REPORT 111

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended December 31, 2023
(in thousands of U.S. dollars, except per share amounts and percentage amounts)

	December 31, 2022							
(in thousands of U.S. dollars)	Maturity dates	Coupon/stated interest rates	Interest rate floor	Interest rate cap	Effective interest rates	Extension options	Total facility	Outstanding balance
Term loan	October 2023	SOFR+2.30%	0.50% SOFR	5.50% SOFR	4.21%	One year	$ 220,499	$ 220,499
Securitization debt 2017-2	January 2024	3.68%	N/A	N/A	3.68%	N/A	345,620	345,620
Warehouse credit facility 2022	January 2024	SOFR+1.85%	0.15% SOFR	3.25% SOFR	3.72%	One year	50,000	–
Securitization debt 2018-1	May 2025	3.96%	N/A	N/A	3.96%	N/A	302,699	302,699
Securitization debt 2020-2	November 2027	1.94%	N/A	N/A	1.94%	N/A	425,720	425,720
Single-family rental wholly-owned properties borrowings							**1,344,538**	**1,294,538**
SFR JV-1 securitization debt 2019-1	March 2026	3.12%	N/A	N/A	3.12%	N/A	332,263	332,263
SFR JV-1 securitization debt 2020-1	July 2026	2.43%	N/A	N/A	2.43%	N/A	552,882	552,882
SFR JV-1 securitization debt 2021-1	July 2026	2.57%	N/A	N/A	2.57%	N/A	682,956	682,956
Single-family rental JV-1 properties borrowings							**1,568,101**	**1,568,101**
SFR JV-2 subscription facility	July 2023	SOFR+2.00%	0.15% SOFR	N/A	3.88%	One year	410,000	409,000
SFR JV-2 warehouse credit facility	July 2024	SOFR+1.99%	0.10% SOFR	3.25% SOFR	3.87%	One year	700,000	392,551
SFR JV-2 term loan	October 2025	SOFR+2.10%	0.50% SOFR	4.55% SOFR	5.98%	Two one years	500,000	390,671
SFR JV-2 securitization debt 2022-1	April 2027	4.32%	N/A	N/A	4.32%	N/A	530,387	530,387
SFR JV-2 securitization debt 2022-2	July 2028	5.47%	N/A	N/A	5.47%	N/A	347,772	347,772
SFR JV-2 delayed draw term loan	September 2028	5.39%	N/A	N/A	5.39%	N/A	200,000	194,685
Single-family rental JV-2 properties borrowings							**2,688,159**	**2,265,066**
SFR JV-HD subscription facility	May 2023	SOFR+2.00%	0.15% SOFR	N/A	3.88%	One year	130,000	127,000
SFR JV-HD warehouse credit facility	May 2024	SOFR+2.00%	0.15% SOFR	2.60% SOFR	3.81%	One year	490,000	489,720
Single-family rental JV-HD properties borrowings							**620,000**	**616,720**
Single-family rental properties borrowings					**3.73%**		**6,220,798**	**5,744,425**
The Shops of Summerhill mortgage	October 2025	5.58%	N/A	N/A	5.58%	N/A	16,063	16,063
Construction facility	June 2026	Prime+1.25%	N/A	N/A	4.12%	One year	169,809	5,032
Canadian development properties borrowings					**5.23%**		**185,872**	**21,095**
Corporate office mortgages	November 2024	4.25%	N/A	N/A	4.30%	N/A	12,717	12,717
Corporate credit facility	June 2025	SOFR+3.10%	N/A	N/A	4.60%	N/A	500,000	–
Corporate borrowings					**4.30%**		**512,717**	**12,717**
								$ 5,778,237
Transaction costs (net of amortization)								(49,404)
Debt discount (net of amortization)								(649)
Total debt					**3.73%**		**$ 6,919,387**	**$ 5,728,184**
Current portion of long-term debt								**$ 757,135**
Long-term debt								**$ 4,971,049**
Fixed-rate debt – principal value					**3.43%**			**$ 3,743,764**
Floating-rate debt – principal value					**4.30%**			**$ 2,034,473**

The Company was in compliance with the covenants and other undertakings outlined in all loan agreements.

The scheduled principal repayments and debt maturities are as follows, reflecting the maturity dates after all extensions have been exercised:

(in thousands of U.S. dollars)	Single-family rental borrowings	Canadian development properties borrowings	Corporate borrowings	Total
2024	$ 296,256	$ 236	$ 12,624	$ 309,116
2025	717,462	15,988	170,000	903,450
2026	2,063,519	28,777	–	2,092,296
2027	936,535	–	–	936,535
2028 and thereafter	1,618,302	–	–	1,618,302
	5,632,074	45,001	182,624	5,859,699
Transaction costs (net of amortization)				(50,173)
Debt discount (net of amortization)				(31,526)
Total debt				**$ 5,778,000**

TRICON RESIDENTIAL 2023 ANNUAL REPORT 112

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended December 31, 2023
(in thousands of U.S. dollars, except per share amounts and percentage amounts)

Fair value of debt

The table below presents the fair value and the carrying value (net of unamortized deferred financing fees and debt discount) of the fixed-rate loans as at December 31, 2023.

	December 31, 2023	
(in thousands of U.S. dollars)	Fair value	Carrying value
Securitization debt 2018-1	$ 281,393	$ 282,530
Securitization debt 2020-2	365,928	402,039
SFR JV-1 securitization debt 2019-1	318,730	328,498
SFR JV-1 securitization debt 2020-1	520,270	548,021
SFR JV-1 securitization debt 2021-1	629,865	677,167
SFR JV-2 securitization debt 2022-1	509,276	524,460
SFR JV-2 securitization debt 2022-2	346,439	342,788
SFR JV-2 securitization debt 2023-1	415,281	398,278
Securitization debt 2023-2	354,406	333,310
JV-2 delayed draw term loan	188,655	193,256
JV-HD term loan A	148,966	148,954
JV-HD term loan B	148,966	148,954
The Shops of Summerhill mortgage	16,079	16,162
Corporate office mortgages	12,384	12,624
Total	**$ 4,256,638**	**$ 4,357,041**

The carrying value of variable term loans approximates their fair value, since their variable interest terms are indicative of prevailing market prices.

20. DUE TO AFFILIATE

On August 26, 2020, Tricon and its affiliate, Tricon PIPE LLC (the "Affiliate" or "LLC") entered into subscription agreements with each investor in a syndicate of investors (the "Investors"), pursuant to which the Investors subscribed for Preferred Units of the Affiliate (the "Preferred Units") for an aggregate subscription price of $300,000 (the "PIPE Transaction"). The PIPE Transaction was completed on September 3, 2020, on which date the Company and the Affiliate entered into various agreements with the Investors in connection with the PIPE Transaction (together with the subscription agreements, the "Transaction Documents").

Transaction – between Tricon and Investors

Pursuant to the Transaction Documents, holders of Preferred Units have the right to exchange the Preferred Units into common shares of the Company at any time at the option of the holder (the "Exchange Right") at an initial exchange price of $8.50 (C$11.18 as of August 26, 2020) per common share, as may be adjusted from time to time in accordance with the terms of the Transaction Documents (the "Exchange Price"), subject to shareholder approval, where applicable. Holders of Preferred Units are also entitled to receive a cash dividend equal to 5.75% of the Liquidation Preference of the Preferred Units (as defined in the Transaction Documents), per annum, calculated and payable quarterly for the first seven years following closing of the PIPE Transaction ("Closing"), with a prescribed annual increase to the dividend rate of 1% per year thereafter, up to a maximum rate of 9.75% per year.

The Affiliate has the right to force the exchange (the "Forced Exchange Right") of the outstanding Preferred Units beginning after the fourth anniversary of Closing, provided the 20-day volume-weighted average price of Tricon's shares exceeds 135% of the Exchange Price (reducing to 115% following the fifth anniversary of Closing). These exchange rights are classified as a derivative financial instrument (Note 21). The Affiliate also has the right to redeem the Preferred Units ("Redemption Right") at any time following the fifth anniversary of Closing for cash equal to 105% of the Liquidation Preference of the Preferred Units (as defined in the Transaction Documents).

During the year ended December 31, 2023, there were no exchanges of Preferred Units to common shares (2022 – 4,675 Preferred Units were exchanged for 554,832 common shares).

On February 9, 2024, following the announcement of the Arrangement Agreement (Note 40), BCORE Preferred Holdco LLC ("BREIT Shareholder"), a subsidiary of BREIT, exercised its exchange rights under the Transaction Documents, resulting in the exchange of 180,000 Preferred Units and the accrued dividend on these units for 21,308,382 common shares of the Company at $8.50 per share. This exchange resulted in a reduction of $180,000 in the Affiliate's preferred unit liability and the Company's corresponding promissory note owed to the Affiliate.

TRICON RESIDENTIAL 2023 ANNUAL REPORT 113

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended December 31, 2023
(in thousands of U.S. dollars, except per share amounts and percentage amounts)

On February 27, 2024, the Company exchanged an additional 15,000 Preferred Units pursuant to the exercise by another holder of Preferred Units of exchange rights under the Transaction Documents for 1,780,773 common shares of the Company at $8.50 per share. This exchange resulted in a reduction of $15,000 in the Affiliate's preferred unit liability and the Company's corresponding promissory note owed to the Affiliate.

As of the date hereof, 100,325 Preferred Units remain outstanding and subject to the terms of the Transaction Documents; the Affiliate has a preferred unit liability of $100,325 ($295,325 as of December 31, 2023) and holds a promissory note receivable from Tricon amounting to $100,325 ($295,325 as of December 31, 2023).

Promissory note – between Tricon entities

In connection with the PIPE Transaction, the Company borrowed the subscription proceeds of $295,325 from the Affiliate. This indebtedness, which is evidenced by a promissory note (the "Promissory Note" or "Due to Affiliate"), has a maturity of September 3, 2032 (permitting prepayment at any time pursuant to its terms) and bears interest at a rate of 5.75% per annum, calculated and payable quarterly for the first seven years following Closing with increases thereafter matching the applicable increases of the dividend rate applicable to the Preferred Units, described above.

The Promissory Note contains mandatory prepayment provisions ("Mandatory Prepayment") applicable in connection with certain provisions of the Transaction Documents requiring the redemption of all or a portion of the outstanding Preferred Units. This Mandatory Prepayment is a derivative, which incorporates assumptions in respect of the Exchange Right, Forced Exchange Right and Redemption Right, and is measured separately from the Promissory Note and classified as a derivative financial instrument (Note 21).

The Promissory Note payable to Tricon PIPE LLC is initially measured at fair value, less transaction costs, and subsequently measured at amortized cost using the effective interest rate method. During the year ended December 31, 2023, the Company recorded interest expense of $22,579 (2022 – $22,159), including accretion expense of $5,598 (2022 – $5,137) with respect to the amortization of transaction costs and the discount.

(in thousands of U.S. dollars)	December 31, 2023	December 31, 2022
Principal amount outstanding	$ 295,325	$ 295,325
Less: Discount and transaction costs (net of amortization)	(32,903)	(38,501)
Due to Affiliate	**$ 262,422**	**$ 256,824**

The fair value of the Promissory Note was $261,700 as of December 31, 2023 (2022 – $225,314). The difference between the amortized cost and the implied fair value is a result of the difference between the effective interest rate and the market interest rate for debt with similar terms.

Structured entity – Tricon PIPE LLC (the "Affiliate")

Tricon PIPE LLC (the "Affiliate" or "LLC") was incorporated on August 7, 2020 for the purpose of raising third-party capital through the issuance of preferred units for an aggregate amount of $300,000. The Company has a 100% voting interest in this Affiliate; however, the Company does not consolidate this structured entity, as discussed in Note 3.

As of December 31, 2023, the LLC has a preferred unit liability of $295,325 (2022 – $295,325) and a Promissory Note receivable of $295,325 (2022 – $295,325). During the year ended December 31, 2023, the Affiliate earned interest income of $16,981 (2022 – $17,022) from the Company and recognized dividends declared of $16,981 (2022 – $17,022).

The Company's obligation with respect to its involvement with the structured entity is equal to the cash flows under the Promissory Note payable. The Company has not recognized any income or losses in connection with its interest in this unconsolidated structured entity in the year ended December 31, 2023 (2022 – nil).

TRICON RESIDENTIAL 2023 ANNUAL REPORT 114

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended December 31, 2023
(in thousands of U.S. dollars, except per share amounts and percentage amounts)

21. DERIVATIVE FINANCIAL INSTRUMENTS

The Promissory Note contains a mandatory prepayment option that is intermingled with other options in connection with the preferred units issued by Tricon PIPE LLC (including exchange and redemption rights), as exercising the mandatory prepayment option effectively terminates the other options. Although the exchange and redemption rights exist at the Affiliate level, the Affiliate is unable to issue the common shares of the Company upon exercise of one or all of the rights by either party. As a result, such options, in essence, were deemed to be written by the Company and are treated as a single combined financial derivative instrument for valuation purposes in accordance with IFRS 9. The option pricing model for the derivative uses market-based inputs, including the spot price of the underlying equity, implied volatility of the equity and USD/CAD foreign exchange rates, risk-free rates from the U.S. dollar swap curves and dividend yields related to the underlying equity. The valuation of the derivative assumes a 9.75-year expected life of the investment horizon of the unitholders.

Quantitative information about fair value measurements (Level 2) using significant observable inputs other than quoted prices included in Level 1 is as follows:

Due to Affiliate	December 31, 2023	December 31, 2022
Risk-free rate[1]	4.53%	4.46%
Implied volatility[2]	28.98%	36.53%
Dividend yield[3]	2.55%	3.01%

(1) Risk-free rates were from the U.S. dollar swap curves matching the expected maturity of the Due to Affiliate.

(2) Implied volatility was computed from the trading volatility of the Company's stock over a comparable term to maturity, which are estimates based on traded options expiring in the future, and adjusted by the volatility of USD/CAD exchange rates and correlation between USD/CAD exchange rate and the Company's shares.

(3) Dividend yields were from the forecast dividend yields matching the expected maturity of the Due to Affiliate.

The Company also has other types of derivative financial instruments that consist of interest rate caps on the Company's floating-rate debt and are classified and measured at FVTPL. Interest rate caps are valued using model calibration. Inputs to the valuation model are determined from observable market data wherever possible, including market volatility and interest rates.

The values attributed to the derivative financial instruments are shown below:

(in thousands of U.S. dollars)	Exchange/ prepayment options	Interest rate caps[1]	Total
For the year ended December 31, 2023			
Derivative financial (liabilities) assets, beginning of year	$ (51,158)	$ 10,358	$ (40,800)
Addition of interest rate caps	–	14,477	14,477
Fair value loss	(2,630)	(17,455)	(20,085)
Derivative financial instruments – end of year	**$ (53,788)**	**$ 7,380**	**$ (46,408)**
For the year ended December 31, 2022			
Derivative financial (liabilities) assets, beginning of year	$ (230,305)	$ 363	$ (229,942)
Derivative financial instruments exchanged into common shares of the Company	3,299	–	3,299
Addition of interest rate caps	–	1,034	1,034
Fair value gain	175,848	8,961	184,809
Derivative financial instruments – end of year	**$ (51,158)**	**$ 10,358**	**$ (40,800)**

(1) For the year ended December 31, 2023, the Company received proceeds of $17,661 related to in-the-money interest rate caps. These proceeds were recognized as realized gain on derivative financial instruments in the consolidated statements of comprehensive income.

For the year ended December 31, 2023, there was a fair value loss on the Due to Affiliate of $2,630 (2022 – fair value gain of $175,848). The fair value loss on the derivatives was primarily driven by an increase in Tricon's share price, on a USD-converted basis, which served to increase the probability of exchange of the preferred units of Tricon PIPE LLC into Tricon common shares.

TRICON RESIDENTIAL 2023 ANNUAL REPORT 115

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended December 31, 2023
(in thousands of U.S. dollars, except per share amounts and percentage amounts)

22. INTEREST EXPENSE

Interest expense is comprised of the following:

(in thousands of U.S. dollars) For the years ended December 31	2023	2022
Term loan	$ 15,622	$ 6,729
Securitization debt 2017-2[(1)]	11,421	13,080
Warehouse credit facility 2022	2,383	226
Securitization debt 2018-1	11,810	12,252
Securitization debt 2020-2	8,228	8,478
Securitization debt 2023-2	51	–
SFR JV-1 securitization debt 2019-1	10,417	10,439
SFR JV-1 securitization debt 2020-1	13,534	13,540
SFR JV-1 securitization debt 2021-1	17,660	17,659
SFR JV-2 subscription facility[(1)]	11,985	15,517
SFR JV-2 warehouse credit facility	24,525	20,221
SFR JV-2 term loan	29,665	4,929
SFR JV-2 securitization debt 2022-1	23,008	16,868
SFR JV-2 securitization debt 2022-2	19,105	9,284
SFR JV-2 securitization debt 2023-1	10,467	–
SFR JV-2 delayed draw term loan	10,882	3,431
SFR JV-HD subscription facility[(1)]	2,299	4,498
SFR JV-HD warehouse credit facility	22,527	13,165
JV-HD term loan A	7,418	–
JV-HD term loan B	7,418	–
Single-family rental interest expense	**260,425**	**170,316**
The Shops of Summerhill mortgage	881	531
Canadian development properties interest expense[(2)]	**881**	**531**
Corporate office mortgages	472	460
Corporate credit facility	13,233	6,319
Corporate interest expense	**13,705**	**6,779**
Amortization of financing costs	16,977	13,367
Amortization of debt discounts	6,262	4,749
Interest on Due to Affiliate	16,981	17,022
Interest on lease obligation	1,242	1,168
Total interest expense	**$ 316,473**	**$ 213,932**

(1) These facilities were fully repaid during year ended December 31, 2023.

(2) Canadian development properties capitalized $1,525 of interest for the year ended December 31, 2023 (2022 – $445).

TRICON RESIDENTIAL 2023 ANNUAL REPORT 116

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended December 31, 2023
(in thousands of U.S. dollars, except per share amounts and percentage amounts)

23. DIRECT OPERATING EXPENSES

The Company's expenses are comprised of direct operating expenses for rental properties, compensation, general and administration, interest and depreciation and amortization. Direct operating expenses for rental properties include all attributable expenses incurred at the property level.

The following table lists details of the direct operating expenses for rental properties by type.

(in thousands of U.S. dollars) For the years ended December 31	2023	2022
Property taxes	$ 131,217	$ 100,122
Repairs and maintenance	30,849	29,006
Turnover	10,944	7,829
Property management expenses	50,154	41,404
Property insurance	8,988	7,544
Marketing and leasing	2,300	2,554
Homeowners' association (HOA) costs	13,855	9,933
Other direct expense[1]	13,629	10,697
Direct operating expenses	**$ 261,936**	**$ 209,089**

(1) Other direct expense includes property utilities and other property operating costs.

24. INTANGIBLE ASSETS

The intangible assets are as follows:

(in thousands of U.S. dollars)	December 31, 2023	December 31, 2022
Placement fees	$ 1,564	$ 2,189
Customer relationship intangible	1,673	2,187
Contractual development fees	1,941	2,717
Intangible assets	**$ 5,178**	**$ 7,093**

Intangible assets represent future management fees, development fees and commissions that Tricon expects to receive over the life of the assets and Investment Vehicles that the Company manages. They are amortized over the estimated periods that the Company expects to collect these fees, which range from two to thirteen years. Amortization expense for the year ended December 31, 2023 was $1,915 (2022 – $2,231).

(in thousands of U.S. dollars) For the year ended December 31, 2023	Opening	Additions	Amortization expense	Translation adjustment	Ending
Placement fees	$ 2,189	$ –	$ (625)	$ –	$ 1,564
Customer relationship intangible	2,187	–	(514)	–	1,673
Contractual development fees	2,717	–	(776)	–	1,941
Intangible assets	**$ 7,093**	**$ –**	**$ (1,915)**	**$ –**	**$ 5,178**

(in thousands of U.S. dollars) For the year ended December 31, 2022	Opening	Additions	Amortization expense	Translation adjustment	Ending
Placement fees	$ 2,814	$ –	$ (625)	$ –	$ 2,189
Customer relationship intangible	2,701	–	(514)	–	2,187
Contractual development fees	3,809	–	(1,092)	–	2,717
Intangible assets	**$ 9,324**	**$ –**	**$ (2,231)**	**$ –**	**$ 7,093**

TRICON RESIDENTIAL 2023 ANNUAL REPORT 117

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended December 31, 2023
(in thousands of U.S. dollars, except per share amounts and percentage amounts)

25. OTHER ASSETS

The other assets are as follows:

(in thousands of U.S. dollars)	December 31, 2023	December 31, 2022
Building	$ 34,177	$ 32,912
Furniture, computer and office equipment[1]	6,397	6,429
Right-of-use assets	35,109	28,750
Leasehold improvements	9,711	10,156
Software assets[1]	22,497	15,199
Vehicles and other	2,889	3,406
Other assets	**$ 110,780**	**$ 96,852**

(1) The comparative period has been reclassified to conform with the current period presentation. Software assets of $14,098 that were previously presented as part of furniture, computer and office equipment, as well as property-related systems software of $1,101, have been reclassified to software assets.

(in thousands of U.S. dollars) For the year ended December 31, 2023	Opening[1]	Additions (Dispositions)[2]	Depreciation expense	Translation adjustment	Ending
Building	$ 32,912	$ 1,510	$ (1,030)	$ 785	$ 34,177
Furniture, computer and office equipment	6,429	2,727	(2,824)	65	6,397
Right-of-use assets[3],[4]	28,750	11,873	(5,514)	–	35,109
Leasehold improvements	10,156	1,097	(1,542)	–	9,711
Software assets	15,199	11,700	(4,452)	50	22,497
Vehicles and other	3,406	–	(517)	–	2,889
Other assets	**$ 96,852**	**$ 28,907**	**$ (15,879)**	**$ 900**	**$ 110,780**

(1) The opening balances have been reclassified to conform with the current period presentation. Software assets of $14,098 that were previously presented as part of furniture, computer and office equipment, as well as property-related systems software of $1,101, have been reclassified to software assets. There was no impact to depreciation expense as a result of this reclassification.

(2) For the year ended December 31, 2023, additions are presented net of dispositions totaling $381.

(3) Right-of-use assets include leased space in office buildings with a carrying value of $25,579 and maintenance vehicles with a carrying value of $9,530.

(4) On December 20, 2022, the Company entered into an amendment to lease an additional 16,636 square feet of office space at the existing office location in Tustin, California. The Company recognized the right-of-use asset and the corresponding lease obligation on commencement of the lease term on August 16, 2023.

(in thousands of U.S. dollars) For the year ended December 31, 2022	Opening	Additions (Dispositions)[1]	Depreciation expense	Translation adjustment	Ending
Building	$ 31,710	$ 4,126	$ (718)	$ (2,206)	$ 32,912
Furniture, computer and office equipment[3]	5,864	3,443	(2,720)	(158)	6,429
Right-of-use assets[2]	28,269	4,944	(4,463)	–	28,750
Leasehold improvements	8,249	3,090	(1,183)	–	10,156
Software assets[3]	10,012	9,772	(4,188)	(397)	15,199
Vehicles	645	2,866	(105)	–	3,406
Other assets	**$ 84,749**	**$ 28,241**	**$ (13,377)**	**$ (2,761)**	**$ 96,852**

(1) For the year ended December 31, 2022, additions are presented net of dispositions totaling $315.

(2) Right-of-use assets include leased space in office buildings with a carrying value of $23,200 and maintenance vehicles with a carrying value of $5,368. The remaining balance of right-of use assets relates to office equipment.

(3) The comparative period has been reclassified to conform with the current period presentation. Software assets that were previously presented as part of furniture, computer and office equipment, as well as property-related systems software, have been reclassified to software assets. There was no impact to total depreciation expense as a result of the presentation change.

Depreciation expense for the year ended December 31, 2023 was $15,879 (2022 – $13,377).

TRICON RESIDENTIAL 2023 ANNUAL REPORT 118

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended December 31, 2023
(in thousands of U.S. dollars, except per share amounts and percentage amounts)

26. LIMITED PARTNERS' INTERESTS IN SINGLE-FAMILY RENTAL BUSINESS

Third-party ownership interests in single-family joint ventures are in the form of limited partnership interests which are classified as liabilities under the provisions of IAS 32. Limited partners' interests in single-family rental business represent a 68% interest in the net assets of the underlying joint ventures.

The following table presents the changes in the limited partners' interests in single-family rental business balance for the years ended December 31, 2023 and December 31, 2022.

(in thousands of U.S. dollars)	December 31, 2023	December 31, 2022
Balance, beginning of year	$ 1,696,872	$ 947,452
Contributions	494,995	489,387
Distributions	(37,070)	(37,348)
Net change in fair value of limited partners' interests in single-family rental business	145,497	297,381
Balance, end of year	**$ 2,300,294**	**$ 1,696,872**

The net change in fair value of limited partners' interests in single-family rental business of $145,497 for the year ended December 31, 2023 (2022 – $297,381) represents only unrealized fair value changes driven by increases in the net assets of SFR JV-1, SFR JV-HD and SFR JV-2 and is linked to fair value changes of the rental properties. If the fair value of rental properties increased or decreased by 2.0%, the impact on the limited partners' interests in single-family rental business at December 31, 2023 would be $100,983 and ($100,983), respectively (December 31, 2022 – $92,956 and ($92,956)).

27. OTHER LIABILITIES

The Company has multiple office leases, maintenance vehicle leases and office equipment leases. Tricon has 15 leases for office space with fixed lease terms ranging from one to eight years remaining, along with 390 maintenance vehicles under five-year leases in connection with its property management operations.

The carrying value of the Company's lease obligations is as follows:

(in thousands of U.S. dollars)	December 31, 2023	December 31, 2022
Balance, beginning of year	$ 33,644	$ 30,792
Addition of lease obligation[1]	11,884	4,619
Interest expense	1,489	1,303
Cash payments	(5,848)	(3,070)
Balance, end of year	**$ 41,169**	**$ 33,644**
Current portion of lease obligations (Note 12)	$ 7,671	$ 3,609
Non-current portion of lease obligations	$ 33,498	$ 30,035

(1) The additions included $6,615 (2022 – $1,815) from new maintenance vehicle leases and $5,253 (2022 – $2,681) from new office leases, which commenced during the year ended December 31, 2023.

As at December 31, 2023, the carrying value of the Company's lease obligations was $41,169 (December 31, 2022 – $33,644) and the carrying value of the right-of-use assets was $35,109 (December 31, 2022 – $28,750). During the year ended December 31, 2023, the Company incurred depreciation expense of $5,514 (2022 – $4,463) on the right-of-use assets.

The present value of the minimum lease payments required for the leases over the next five years and thereafter is as follows:

(in thousands of U.S. dollars)	
2024	$ 8,197
2025	7,508
2026	7,139
2027	6,369
2028	4,917
2029 and thereafter	14,402
Minimum lease payments obligation	48,532
Imputed interest included in minimum lease payments	(7,363)
Lease obligations	**$ 41,169**

The current portion of lease obligations is included in amounts payable and accrued liabilities, and the non-current portion of lease obligations is classified as other liabilities.

TRICON RESIDENTIAL 2023 ANNUAL REPORT 119

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended December 31, 2023
(in thousands of U.S. dollars, except per share amounts and percentage amounts)

28. DIVIDENDS

(in thousands of U.S. dollars, except per share amounts) Date of declaration	Record date	Payment date	Common shares issued	Dividend amount per share	Total dividend amount	Dividend reinvestment plan ("DRIP")
February 28, 2023	March 31, 2023	April 17, 2023	272,598,588	$ 0.058	$ 15,811	$ 1,131
May 9, 2023	June 30, 2023	July 17, 2023	272,803,985	0.058	15,823	1,142
August 8, 2023	September 30, 2023	October 16, 2023	272,993,974	0.058	15,834	1,125
November 7, 2023	December 31, 2023	January 15, 2024	273,385,554	0.058	15,856	1,280
					$ 63,324	**$ 4,678**
March 1, 2022	March 31, 2022	April 18, 2022	273,584,673	$ 0.058	$ 15,868	$ 984
May 10, 2022	June 30, 2022	July 15, 2022	273,653,385	0.058	15,872	967
August 9, 2022	September 30, 2022	October 17, 2022	273,760,820	0.058	15,878	472
November 8, 2022	December 31, 2022	January 15, 2023	273,464,780	0.058	15,861	1,042
					$ 63,479	**$ 3,465**

The Company has a Dividend Reinvestment Plan ("DRIP") under which eligible shareholders may elect to have their cash dividends automatically reinvested into additional common shares. These additional shares are issued from treasury (or purchased in the open market) at a discount, in the case of treasury issuances, of up to 5% of the Average Market Price, as defined under the DRIP, of the common shares as of the dividend payment date. If common shares are purchased in the open market, they are priced at the average weighted cost to the Company of the shares purchased.

Brokerage, commissions and service fees are not charged to shareholders for purchases or withdrawals of the Company's shares under the DRIP, and all DRIP administrative costs are assumed by the Company.

For the year ended December 31, 2023, 554,906 common shares were issued under the DRIP (2022 – 323,048) for a total amount of $4,440 (2022 – $3,995).

As part of the Go-Private Transaction, Tricon intends that during the pendency of the Go-Private Transaction its regular quarterly dividend will not be declared and it has agreed that the DRIP will be suspended. Tricon intends to continue paying quarterly distributions on the Preferred Units in accordance with the terms of the Transaction Documents. If the Arrangement Agreement is terminated, the Company intends to resume declaring and paying regular quarterly dividends on the common shares and to reinstate its DRIP (Note 40).

29. SHARE CAPITAL

The Company is authorized to issue an unlimited number of common shares. The common shares of the Company do not have par value.

As of December 31, 2023, there were 273,385,554 common shares issued by the Company (December 31, 2022 – 273,464,780), of which 272,637,823 were outstanding (December 31, 2022 – 272,840,692) and 747,731 were reserved to settle restricted share awards in accordance with the Company's Restricted Share Plan (December 31, 2022 – 624,088) (Note 31).

	December 31, 2023		December 31, 2022	
(in thousands of U.S. dollars)	Number of shares issued (repurchased)	Share capital	Number of shares issued (repurchased)	Share capital
Beginning balance	272,840,692	$ 2,124,618	272,176,046	$ 2,114,783
Normal course issuer bid (NCIB)[1]	(1,048,680)	(7,112)	(677,666)	(4,580)
Shares issued under DRIP[2]	554,906	4,440	323,048	3,995
Stock-based compensation exercised[3]	414,548	1,958	491,341	2,655
Preferred units exchanged (Note 20)	–	–	554,832	8,015
Shares repurchased and reserved for restricted share awards[4]	(123,643)	(1,074)	(26,909)	(250)
Ending balance	**272,637,823**	**$ 2,122,830**	**272,840,692**	**$ 2,124,618**

(1) On October 13, 2022, the Company announced that the Toronto Stock Exchange ("TSX") had approved its notice of intention to make a normal course issuer bid ("NCIB") to repurchase up to 2,500,000 of its common shares trading on the TSX, the New York Stock Exchange ("NYSE") and/or alternative Canadian trading systems during the twelve-month period ending on October 17, 2023. During the year ended December 31, 2023, the Company repurchased 525,267 of its common shares on the TSX and 523,413 shares on the NYSE under the NCIB for $8,749, which reduced share capital and retained earnings by $7,112 and $1,637, respectively. Common shares that were purchased under the NCIB were cancelled by the Company.

(2) In 2023, 554,906 common shares were issued under the DRIP at an average price of $8.00 per share.

(3) In 2023, 414,548 common shares were issued upon the exercise of 356,941 vested deferred share units ("DSUs") and 57,607 vested stock options.

(4) In 2023, 123,643 common shares were reserved at $8.69 per share in order to settle restricted share awards granted to employees in 2023 and DRIP with respect to restricted share awards granted in prior years.

TRICON RESIDENTIAL 2023 ANNUAL REPORT 120

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS for the year ended December 31, 2023 (in thousands of U.S. dollars, except per share amounts and percentage amounts) 121TRICON RESIDENTIAL 2023 ANNUAL REPORT 30. EARNINGS PER SHARE Basic Basic earnings per share is calculated by dividing net income attributable to shareholders of Tricon by the sum of the weighted average number of shares outstanding and vested deferred share units during the period. (in thousands of U.S. dollars, except per share amounts which are in U.S. dollars) For the years ended December 31 2023 2022 Net income from continuing operations $ 121,824 $ 779,374 Non-controlling interest 7,634 5,539 Net income attributable to shareholders of Tricon from continuing operations 114,190 773,835 Net income attributable to shareholders of Tricon from discontinued operations – 35,106 Net income attributable to shareholders of Tricon $ 114,190 $ 808,941 Weighted average number of common shares outstanding 272,320,337 272,972,697 Adjustments for vested units 1,337,114 1,510,567 Weighted average number of common shares outstanding for basic earnings per share 273,657,451 274,483,264 Basic earnings per share Continuing operations $ 0.42 $ 2.82 Discontinued operations – 0.13 Basic earnings per share $ 0.42 $ 2.95 Diluted Diluted earnings per share is calculated by adjusting the weighted average number of shares outstanding to assume conversion of all potentially dilutive shares. The Company has four categories of potentially dilutive shares: stock options (Note 31), restricted shares (Note 29), deferred share units (Note 31) and the preferred units issued by the Affiliate that are exchangeable into the common shares of the Company (Note 20). For the stock options, the number of dilutive shares is based on the number of shares that could have been acquired at fair value with the assumed proceeds, if any, from their exercise (determined using the average market price of the Company’s shares for the period then ended). For restricted shares and deferred share units, the number of dilutive shares is equal to the total number of unvested restricted shares and deferred share units. For the exchangeable preferred units, the number of dilutive shares is based on the number of common shares into which the elected amount would then be exchangeable. The number of shares calculated as described above is comparable to the number of shares that would have been issued assuming the vesting of the stock compensation arrangement and the exchange of preferred units. Stock options, restricted shares and deferred share units For the year ended December 31, 2023, the Company’s stock compensation plans resulted in 1,886,348 dilutive share units (2022 – 1,790,235), given that it would be advantageous to the holders to exercise their associated rights to acquire common shares, as the exercise prices of these potential shares are below the Company’s average market share price for the period. Unvested restricted shares and deferred share units are always considered dilutive as there is no price to the holder associated with receiving or exercising their entitlement, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended December 31, 2023
(in thousands of U.S. dollars, except per share amounts and percentage amounts)

Preferred units issued by the Affiliate

For the year ended December 31, 2023, the impact of exchangeable preferred units of Tricon PIPE LLC (Note 20) was anti-dilutive, as the associated interest expense, net of tax, and the fair value loss on derivative financial instruments would result in increased earnings per share upon the exchange of the underlying preferred units. Therefore, in computing the diluted weighted average common shares outstanding and the associated earnings per share amounts for the year ended December 31, 2023, the impact of the preferred units was excluded (2022 – included).

(in thousands of U.S. dollars, except per share amounts which are in U.S. dollars) For the years ended December 31	2023	2022
Net income attributable to shareholders of Tricon from continuing operations	$ 114,190	$ 773,835
Adjustment for preferred units interest expense – net of tax	–	18,410
Fair value gain on exchange and prepayment options of preferred units	–	(175,848)
Adjusted net income attributable to shareholders of Tricon from continuing operations	114,190	616,397
Net income attributable to shareholders of Tricon from discontinued operations	–	35,106
Adjusted net income attributable to shareholders of Tricon	$ 114,190	$ 651,503
Weighted average number of common shares outstanding	273,657,451	274,483,264
Adjustments for stock compensation	1,886,348	1,790,235
Adjustments for preferred units	–	34,826,994
Weighted average number of common shares outstanding for diluted earnings per share	275,543,799	311,100,493
Diluted earnings per share		
Continuing operations	$ 0.41	$ 1.98
Discontinued operations	–	0.11
Diluted earnings per share	**$ 0.41**	**$ 2.09**

31. COMPENSATION EXPENSE

The breakdown of compensation expense, including the annual incentive plan ("AIP") and long-term incentive plan ("LTIP") related to various compensation arrangements, is set out below. AIP awards include both short-term (cash and one-year DSUs) and long-term (three-year DSUs, stock options, restricted shares and PSUs) incentives.

Compensation expense is comprised of the following:

(in thousands of U.S. dollars) For the years ended December 31	2023	2022
Salaries and benefits	$ 53,672	$ 55,040
Annual incentive plan ("AIP")	28,702	27,201
Long-term incentive plan ("LTIP")	6,969	17,015
Total compensation expense	**$ 89,343**	**$ 99,256**

The changes to the balances of the various cash-based and equity-based arrangements during the period are detailed in the sections below.

Annual incentive plan

(in thousands of U.S. dollars) For the years ended December 31	2023	2022
Cash-based	$ 12,519	$ 20,307
Equity-based	16,183	6,894
Total AIP expense	**$ 28,702**	**$ 27,201**

The Company's AIP provides for an aggregate bonus pool based on the sum of all employees' individual AIP targets. The portion of the pool attributable to senior executive management is market-benchmarked and subject to an adjustment factor, as approved by the Board, of between 50% and 150%, based on achievement of Company performance objectives determined by the Board at the beginning of each year. The final pool is then allocated among employees based on individual and collective performance. AIP awards are made in cash and equity-based grants, with the proportion of equity-based awards being correlated to the seniority of an individual's role within the Company.

TRICON RESIDENTIAL 2023 ANNUAL REPORT 122

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS for the year ended December 31, 2023 (in thousands of U.S. dollars, except per share amounts and percentage amounts) 123TRICON RESIDENTIAL 2023 ANNUAL REPORT Cash-based AIP expense For the year ended December 31, 2023, the Company recognized $12,519 in cash-based AIP expense (2022 – $20,307), of which $12,383 relates to current-year entitlements, and the remainder relates to prior-year adjustments that were paid during 2023. The following table summarizes the movement in the AIP liability: (in thousands of U.S. dollars) December 31, 2023 December 31, 2022 Balance, beginning of year $ 3,697 $ 73 AIP expense 12,519 20,307 Payments (14,213) (16,186) Translation adjustment 170 (497) Balance, end of year $ 2,173 $ 3,697 Equity-based AIP expense The transactions contemplated by the Arrangement Agreement (collectively, the “Go-Private Transaction”) will result in an acceleration in vesting of all of the Company’s outstanding equity-based compensation. Furthermore, pursuant to the plan of arrangement contemplated under the Arrangement Agreement, all of the Company’s outstanding equity-based compensation will be settled in cash. Consequently, the Go-Private Transaction will result in a change in the vesting period for the equity-based compensation, and the amortization of equity-based compensation issued before December 31, 2023 will be accelerated in accordance with the modification rule outlined in IFRS 2, Share-based Payments. For the year ended December 31, 2023, the Company recorded $16,183 in equity-based AIP expense (2022 – $6,894), of which $5,421 (2022 – $3,234) relates to current-year entitlements and $10,762 (2022 – $3,660) relates to the amortization of PSUs, DSUs, stock options and restricted shares granted in prior years, along with the revaluation of PSUs at each reporting date, as the total liability amount is dependent on the Company’s share price. The total equity-based AIP expense of $16,183 includes the effect of $4,470 resulting from the accelerated vesting as of December 31, 2023 noted above. The following table summarizes the movement in the PSU liability: (in thousands of U.S. dollars) December 31, 2023 December 31, 2022 Balance, beginning of year $ 6,630 $ 12,064 PSU expense 5,690 1,889 Payments (4,010) (7,061) Translation adjustment 116 (262) Balance, end of year $ 8,426 $ 6,630 Long-term incentive plan (in thousands of U.S. dollars) For the years ended December 31 2023 2022 Cash-based $ 6,969 $ 16,635 Equity-based – 380 Total LTIP expense $ 6,969 $ 17,015 Cash-based LTIP expense A liability for cash-component LTIP awards is accrued based on expected performance fees that would be generated from the fair value of the assets within each Investment Vehicle but disbursed only when such performance fees are earned and recognized as revenue. Changes in LTIP are primarily caused by changes to fair values of the underlying investments, which result from timing and cash flow changes at the project level of each Investment Vehicle, and changing business conditions. For the year ended December 31, 2023, the Company increased its accrual related to cash-component LTIP by $6,969 (2022 – increase of $16,635) as a result of an increase in expected future performance fees from Investment Vehicles that will be paid to management when cash is received from each investment over time. The following table summarizes the movement in the LTIP liability: (in thousands of U.S. dollars) December 31, 2023 December 31, 2022 Balance, beginning of year $ 25,244 $ 21,431 LTIP expense 6,969 16,635 Payments (4,432) (11,685) Translation adjustment 368 (1,137) Balance, end of year $ 28,149 $ 25,244

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended December 31, 2023
(in thousands of U.S. dollars, except per share amounts and percentage amounts)

Equity-based LTIP expense

For the year ended December 31, 2023, the Company recorded no equity-based LTIP expense (2022 – $380) related to DSUs granted in prior years. LTIP expense related to income from THP1 US (a U.S. residential development investment) was paid in DSUs vesting in equal tranches over a three- to five-year period commencing on the anniversary date of each grant in past years. The LTIP was amended in 2022 to provide that this expense would be settled in cash only going forward.

Stock option plan

For the year ended December 31, 2023, the Company recorded a stock option expense under the AIP of $2,239 (2022 – $275).

The following tables summarize the movement in the stock option plan during the years ended December 31, 2023 and December 31, 2022.

	TSX		NYSE	
For the year ended December 31, 2023	Number of options	Weighted average exercise price (CAD)	Number of options	Weighted average exercise price (USD)
Opening balance – outstanding	3,443,770	$ 10.61	395,953	$ 8.54
Granted	112,000	11.27	–	–
Exercised	(225,000)	8.85	–	–
Cancelled	(95,000)	10.81	–	–
Ending balance – outstanding	**3,235,770**	**$ 10.75**	**395,953**	**$ 8.54**

	TSX		NYSE	
For the year ended December 31, 2022	Number of options	Weighted average exercise price (CAD)	Number of options	Weighted average exercise price (USD)
Opening balance – outstanding	1,985,563	$ 10.45	31,764	$ 14.67
Granted	1,466,541	10.81	364,189	8.00
Exercised	(8,334)	9.81	–	–
Ending balance – outstanding	**3,443,770**	**$ 10.61**	**395,953**	**$ 8.54**

The following table presents the inputs used to value the stock options granted in 2023 and 2022:

For the years ended December 31	2023		2022	
	TSX	NYSE	TSX	NYSE
Risk-free interest rate (%)	3.53	–	2.86	3.58
Expected option life (years)	5.18	–	5.16	5.15
Expected volatility (%)	28.13	–	27.70	27.70

The following table summarizes the stock options outstanding as at December 31, 2023:

		December 31, 2023			
Grant date	Expiration date	Options outstanding	Options exercisable	Exercise price of outstanding options (CAD)	Exercise price of outstanding options (USD)
November 14, 2016	November 14, 2023[(1)]	325,000	325,000	$ 8.85	$ –
December 15, 2017	December 15, 2024	800,000	800,000	11.35	–
December 17, 2018	December 17, 2025	401,959	401,959	9.81	–
December 15, 2020	December 15, 2027	199,380	199,380	11.50	–
December 15, 2021	December 15, 2028	25,890	19,935	18.85	–
December 15, 2021	December 15, 2028	31,764	18,501	–	14.67
December 15, 2022	December 15, 2029	1,371,541	496,832	10.81	–
December 15, 2022	December 15, 2029	364,189	76,725	–	8.00
March 6, 2023	March 6, 2030	112,000	–	11.27	–
Total		**3,631,723**	**2,338,332**	**$ 10.75**	**$ 8.54**

(1) The Company has been under a trading blackout under its disclosure and insider trading policy since prior to the expiry date of these stock options. The provisions of the stock option plan automatically extend this expiry date until after the Company comes out of blackout.

TRICON RESIDENTIAL 2023 ANNUAL REPORT 124

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS for the year ended December 31, 2023 (in thousands of U.S. dollars, except per share amounts and percentage amounts) 125TRICON RESIDENTIAL 2023 ANNUAL REPORT AIP liability is recorded within amounts payable and accrued liabilities, and the equity component is included in the contributed surplus. The breakdown is presented below. (in thousands of U.S. dollars) December 31, 2023 December 31, 2022 Amounts payable and accrued liabilities(1) $ 10,599 $ 10,327 Equity – contributed surplus 24,909 15,784 Total AIP $ 35,508 $ 26,111 (1) This balance includes outstanding PSU liability of $8,426 (2022 – $6,630) and cash-based AIP liability of $2,173 (2022 – $3,697). LTIP liability and equity components are presented on the balance sheet as follows: (in thousands of U.S. dollars) December 31, 2023 December 31, 2022 LTIP – liability $ 28,149 $ 25,244 Equity – contributed surplus 3,591 5,685 Total LTIP $ 31,740 $ 30,929 32. PERFORMANCE FEES LIABILITY The actual amounts of performance fee revenue to be received and paid will depend on the cash realizations of Investment Vehicles and the performance of underlying investments. Recognizing such fee revenue is only permitted when the receipt is highly probable such that a significant amount of the cumulative fee revenue will not reverse. Any corresponding payable to participating unitholders, however, must be recognized by the Company as an expense and a liability in the period in which the change in underlying investment valuation occurs, although the change in the liability is unrealized and is a non-cash expense. The following table summarizes the movement in performance fees liability for the years ended December 31, 2023 and December 31, 2022: (in thousands of U.S. dollars) December 31, 2023 December 31, 2022 Balance, beginning of year $ 39,893 $ 48,358 Contributions from equity holders 10 971 Performance fees expense 2,550 35,854 Payments (271) (44,867) Translation adjustment 188 (423) Balance, end of year $ 42,370 $ 39,893 For the year ended December 31, 2023, the Company recorded $91,893 (2022 – $135,110) in connection with employment-related costs, including compensation expense (Note 31) and performance fees expense.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS for the year ended December 31, 2023 (in thousands of U.S. dollars, except per share amounts and percentage amounts) 126TRICON RESIDENTIAL 2023 ANNUAL REPORT 33. SEGMENTED INFORMATION In accordance with IFRS 8, Operating Segments (“IFRS 8”), the Company discloses information about its reportable segments based upon the measures used by management in assessing the performance of those reportable segments. The Company evaluates segment performance based on the revenue and income of each operating segment. Tricon is comprised of three operating segments and four reportable segments. The Company’s corporate office provides support functions, and therefore, it does not represent an operating segment but rather it is included as a reportable segment. The reportable segments are business units offering different products and services, and are managed separately due to their distinct natures although they are related and complementary. These four reportable segments have been determined by the Company’s chief operating decision-makers. • Single-Family Rental business includes owning and operating single-family rental homes primarily within major cities in the U.S. Sun Belt. • Adjacent Businesses includes owning, designing, developing and operating premier multi-family rental properties in Toronto. Canadian development properties (The James and The Shops of Summerhill) and the Company’s equity-accounted Canadian residential development and multi-family rental activities are included in this segment. The segment also includes Tricon’s investments in U.S. residential developments. Effective October 18, 2022, Tricon completed the sale of its remaining 20% equity interest in its U.S. multi-family rental portfolio and income from equity-accounted investments in U.S. multi-family rental properties has been classified as discontinued operations (Note 5). • Strategic Capital business (previously reported as Private Funds and Advisory) includes providing asset management, property management and development management services. The Company’s asset management services are provided to Investment Vehicles that own the single-family rental homes, multi-family rental properties and residential developments described above. The Company’s property management function generates property management fees, construction management fees and leasing commissions through its technology-enabled platform used to operate the Company’s rental portfolio. In addition, Tricon earns market-based development management fees from its residential developments in the United States and Canada. • Corporate activities include providing support functions in the areas of accounting, treasury, credit management, information technology, legal, and human resources. Certain corporate costs such as directly identifiable compensation expense incurred on behalf of the Company’s operating segments are allocated to each operating segment, where appropriate. Certain property management activities are also considered as part of corporate-level costs for the purpose of segment reporting. Those costs include salaries of employees engaged in leasing, acquisition, disposition and other property management-related activities. Direct property-level operating expenses are included in the net operating income of the single-family rental business.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended December 31, 2023
(in thousands of U.S. dollars, except per share amounts and percentage amounts)

Inter-segment revenues adjustments

Inter-segment revenues are determined under terms that approximate market value. For the year ended December 31, 2023, the adjustment to external revenues when determining segmented revenues consists of property management revenues earned from consolidated entities totaling $93,319 (2022 – $114,490), development revenues earned from consolidated entities totaling $1,445 (2022 – $1,500) and asset management revenues earned from consolidated entities totaling $9,249 (2022 – $10,035), which were eliminated on consolidation to arrive at the Company's consolidated revenues in accordance with IFRS.

(in thousands of U.S. dollars) For the year ended December 31, 2023	Single-Family Rental[1]	Adjacent Businesses[1]	Strategic Capital[1],[2]	Corporate[1]	Consolidated results
Revenue from single-family rental properties	**$ 795,317**	**$ –**	**$ –**	**$ –**	**$ 795,317**
Direct operating expenses	(261,936)	–	–	–	(261,936)
Net operating income from single-family rental properties	533,381	–	–	–	533,381
Revenue from strategic capital services	**–**	**–**	**54,458**	**–**	**54,458**
Income from equity-accounted investments in multi-family rental properties	–	5,297	–	–	5,297
Income from equity-accounted investments in Canadian residential developments	–	4,348	–	–	4,348
Other income (expense)	342	1,441	–	(1,265)	518
Income from investments in U.S. residential developments	–	30,773	–	–	30,773
Compensation expense	–	–	–	(89,343)	(89,343)
Performance fees expense	–	–	–	(2,550)	(2,550)
General and administration expense	–	–	–	(86,502)	(86,502)
Gain on debt modification and extinguishment	–	–	–	1,326	1,326
Transaction costs	–	–	–	(16,632)	(16,632)
Interest expense	–	–	–	(316,473)	(316,473)
Fair value gain on rental properties	–	–	–	210,936	210,936
Realized and unrealized loss on derivative financial instruments	–	–	–	(2,424)	(2,424)
Amortization and depreciation expense	–	–	–	(17,794)	(17,794)
Realized and unrealized foreign exchange loss	–	–	–	(13,859)	(13,859)
Net change in fair value of limited partners' interests in single-family rental business	–	–	–	(145,497)	(145,497)
Income tax expense	–	–	–	(28,139)	(28,139)
Segment net income (loss)	**$ 533,723**	**$ 41,859**	**$ 54,458**	**$ (508,216)**	**$ 121,824**

(1) Financial information for each segment is presented on a consolidated basis.
(2) Strategic Capital was previously reported as Private Funds and Advisory.

TRICON RESIDENTIAL 2023 ANNUAL REPORT 127

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS for the year ended December 31, 2023 (in thousands of U.S. dollars, except per share amounts and percentage amounts) 128TRICON RESIDENTIAL 2023 ANNUAL REPORT (in thousands of U.S. dollars) For the year ended December 31, 2022 Single-Family Rental(1) Adjacent Businesses(1) Strategic Capital(1),(2) Corporate(1) Consolidated results Revenue from single-family rental properties $ 645,585 $ – $ – $ – $ 645,585 Direct operating expenses (209,089) – – – (209,089) Net operating income from single-family rental properties 436,496 – – – 436,496 Revenue from strategic capital services – – 160,088 – 160,088 Income from equity-accounted investments in multi-family rental properties – 1,550 – – 1,550 Income from equity-accounted investments in Canadian residential developments – 11,198 – – 11,198 Other income 1,405 1,668 – 7,813 10,886 Income from investments in U.S. residential developments – 16,897 – – 16,897 Compensation expense – – – (99,256) (99,256) Performance fees expense – – – (35,854) (35,854) General and administration expense – – – (58,991) (58,991) Loss on debt modification and extinguishment – – – (6,816) (6,816) Transaction costs – – – (18,537) (18,537) Interest expense – – – (213,932) (213,932) Fair value gain on rental properties – – – 858,987 858,987 Fair value loss on Canadian development properties – – – (440) (440) Realized and unrealized gain on derivative financial instruments and other liabilities – – – 184,809 184,809 Amortization and depreciation expense – – – (15,608) (15,608) Realized and unrealized foreign exchange gain – – – 498 498 Net change in fair value of limited partners’ interests in single-family rental business – – – (297,381) (297,381) Income tax expense – – – (155,220) (155,220) Segment net income from continuing operations $ 437,901 $ 31,313 $ 160,088 $ 150,072 $ 779,374 Segment net income from discontinued operations – 35,106 – – 35,106 Segment net income $ 437,901 $ 66,419 $ 160,088 $ 150,072 $ 814,480 (1) Financial information for each segment is presented on a consolidated basis. (2) Strategic Capital was previously reported as Private Funds and Advisory.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended December 31, 2023
(in thousands of U.S. dollars, except per share amounts and percentage amounts)

34. RELATED PARTY TRANSACTIONS AND BALANCES

Related parties include subsidiaries, associates, joint ventures, structured entities, key management personnel, the Board of Directors ("Directors"), immediate family members of key management personnel and Directors, and entities which are directly or indirectly controlled by, jointly controlled by or significantly influenced by key management personnel, Directors or their close family members.

In the normal course of operations, the Company executes transactions on market terms with related parties that have been measured at the exchange value and are recognized in the consolidated financial statements, including, but not limited to: asset management fees, performance fees and incentive distributions; loans, interest and non-interest bearing deposits; purchase and sale agreements; capital commitments to Investment Vehicles; and development of residential real estate assets. As at December 31, 2023, the Company had unfunded capital commitments of $262,371, of which $47,493 represented the Company's total unfunded commitment to single-family rental Investment Vehicles which have completed their investment periods. The excess is, in most cases, treated as a reserve by the Investment Vehicle and is no longer expected to be called or contributed. Accordingly, this unfunded commitment amount does not accurately reflect the Company's future funding obligations. Excluding the unfunded commitment to these Investment Vehicles, the Company's unfunded capital commitment is at $214,878. Transactions and balances between consolidated entities are fully eliminated upon consolidation. Transactions and balances with unconsolidated structured entities are disclosed in Note 20.

Transactions with related parties

The following table lists the related party balances included within the consolidated financial statements.

(in thousands of U.S. dollars) For the years ended December 31	2023	2022
Revenue from strategic capital services	$ 54,458	$ 160,088
Income from equity-accounted investments in multi-family rental properties	5,297	1,550
Income from equity-accounted investments in Canadian residential developments	4,348	11,198
Income from investments in U.S. residential developments	30,773	16,897
Performance fees expense	(2,550)	(35,854)
Gain on sale of Bryson MPC Holdings LLC	–	5,060
Net income recognized from related parties	**$ 92,326**	**$ 158,939**

Balances arising from transactions with related parties

The items set out below are included on various line items in the Company's consolidated financial statements.

(in thousands of U.S. dollars)	December 31, 2023	December 31, 2022
Receivables from related parties included in amounts receivable		
Contractual fees and other receivables from investments managed	$ 28,399	$ 14,976
Employee relocation housing loan(1)	1,512	1,477
Annual incentive plan(2)	35,508	26,111
Long-term incentive plan(2)	31,740	30,929
Performance fees liability(2)	42,370	39,893
Dividends payable	516	497
Other payables to related parties included in amounts payable and accrued liabilities	76	166

(1) The employee relocation housing loan is non-interest bearing for a term of ten years, maturing in 2028.
(2) Balances from compensation arrangements are due to employees of the Company.

The receivables are unsecured and non-interest bearing. There are no provisions recorded against receivables from related parties at December 31, 2023 (December 31, 2022 – nil).

TRICON RESIDENTIAL 2023 ANNUAL REPORT 129

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended December 31, 2023
(in thousands of U.S. dollars, except per share amounts and percentage amounts)

Key management compensation

Key management includes the Named Executive Officers ("NEOs"), who are (i) the Chief Executive Officer, (ii) the Chief Financial Officer, (iii) each of the three other most highly-compensated executive officers of the Company, or the three most highly compensated individuals acting in a similar capacity at the end of the financial year, and (iv) any person who would be an NEO under (iii) above but for the fact that the individual was neither an executive officer of the Company, nor acting in a similar capacity, at the end of the financial year. Compensation awarded to key management is as follows:

(in thousands of U.S. dollars) For the years ended December 31	2023	2022
Total salaries and benefits	$ 2,583	$ 2,499
Total AIP	10,504	12,996
Total LTIP	1,681	8,399
Total performance fees expense	1,489	24,374
Total key management compensation	**$ 16,257**	**$ 48,268**

35. FINANCIAL RISK MANAGEMENT

The Company is impacted by the effects of higher interest rates and inflation, which touch all aspects of its business, including its ability to negotiate contract terms and make investment and financing decisions. The Company is exposed to the following risks as a result of holding financial instruments, as well as real estate assets that are measured at fair value: market risk (i.e., interest rate risk, foreign currency risk and other price risk that may impact the fair value of financial instruments, as well as rental properties and development properties), credit risk and liquidity risk. The following is a description of these risks and how they are managed.

Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk includes the risk of changes in interest rates, foreign currency rates and changes in market prices due to other factors, such as changes in equity prices or credit spreads. The Company manages market risk from foreign currency assets and liabilities and the impact of changes in currency exchange rates and interest rates by funding assets with financial liabilities in the same currency and with similar interest rate characteristics, and by holding financial contracts such as interest rate derivatives to minimize residual exposures.

The sensitivities to market risks included below are based on a change in one factor while holding all other factors constant. In practice, this is unlikely to occur, and changes in some of the factors may be correlated – for example, changes in interest rates and changes in foreign currency rates.

Financial instruments held by the Company that are subject to market risk include other financial assets, borrowings and derivative instruments such as interest rate cap contracts.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The observable impacts on the fair values and future cash flows of financial instruments that can be directly attributable to interest rate risk include changes in the net income from financial instruments whose cash flows are determined with reference to floating interest rates and changes in the value of financial instruments whose cash flows are fixed in nature.

The Company's assets largely consist of long-term interest-sensitive physical real estate assets. Accordingly, the Company's financial liabilities consist of long-term fixed-rate debt and floating-rate debt. These financial liabilities are recorded at their amortized cost. The Company also holds interest rate caps to limit its exposure to increases in interest rates on floating-rate debt and sometimes holds interest rate contracts to lock in fixed rates on anticipated future debt issuances and as an economic hedge against the changes in the value of long-term interest-sensitive physical real estate assets that have not been otherwise matched with fixed-rate debt. During the year ended December 31, 2023, the Company recognized a realized gain of $17,661 related to interest rate caps that were in-the-money. Borrowings issued at variable rates expose the Company to cash flow interest rate risk. To limit its exposure to interest rate risk, the Company has a mixed portfolio of fixed-rate and variable-rate debt, with $4,433,100 (76%) in fixed-rate debt and $1,426,599 (24%) in variable-rate debt as at December 31, 2023. If interest rates had been 1% higher or lower, with all other variables held constant, interest expense would have increased (decreased) by:

For the years ended December 31	2023		2022	
(in thousands of U.S. dollars)	1% increase	1% decrease	1% increase	1% decrease
Interest expense	$ 1,495	$ (15,102)	$ 14,736	$ (15,711)

TRICON RESIDENTIAL 2023 ANNUAL REPORT 130

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended December 31, 2023
(in thousands of U.S. dollars, except per share amounts and percentage amounts)

Foreign currency risk

Changes in foreign currency rates will impact the carrying value of financial instruments denominated in currencies other than the U.S. dollar, which is the functional and presentation currency of the Company. The Company has exposure to monetary and non-monetary foreign currency risk due to the effects of changes in foreign exchange rates related to consolidated Canadian subsidiaries, equity-accounted investments, and cash and debt in Canadian dollars held at the corporate level. The Company manages foreign currency risk by raising equity in Canadian dollars and by matching its principal cash outflows to the currency in which the principal cash inflows are denominated.

The impact of a 1% increase or decrease in the Canadian dollar exchange rate would have increased (decreased) debt by:

For the years ended December 31	2023		2022	
(in thousands of U.S. dollars)	1% increase	1% decrease	1% increase	1% decrease
Debt	579	(579)	339	(339)

Foreign exchange volatility is already embedded in the fair value of derivative financial instruments (Note 21), and therefore is excluded from the sensitivity calculations above.

Other price risk

Other price risk is the risk of variability in fair value due to movements in equity prices or other market prices such as commodity prices and credit spreads. The Company does not hold any financial instruments that are exposed to equity price risk, including equity securities and equity derivatives.

Credit risk

Credit risk is the risk that one party to a financial instrument will cause financial loss for the other party by failing to discharge an obligation.

The Company has no significant concentrations of credit risk and its exposure to credit risk arises primarily through loans and receivables which are due primarily from associates. The loans and receivables due from associates are subject to the risk that the underlying real estate assets may not generate sufficient cash inflows in order to recover them. The Company manages this risk by:

- Ensuring a due diligence process is conducted on each investment prior to funding;
- Approving all loan disbursements by management;
- Approving of total loan facilities by the Investment Committee; and
- Actively monitoring the loan portfolio and initiating recovery procedures when necessary.

The Company assesses all counterparties, including its partners, for credit risk before contracting with them. The Company does not include any collateral or other credit risk enhancers, which may reduce the Company's exposure.

The Company provides loans to land developers, which are represented as debt investments. The credit quality of these investments is based on the financial performance of the underlying real estate assets. For those assets that are not past due, it is believed that the capital repayments and interest payments will be made in accordance with the agreed terms and conditions. No terms or conditions have been renegotiated.

At December 31, 2023, the Company had no exposure to credit risk arising from investment in debt instruments (December 31, 2022 – nil). Through the equity portion of its investments, the Company is also indirectly exposed to credit risk arising on loans advanced by investees to individual real estate development projects.

Credit risk also arises from the possibility that residents may experience financial difficulty and be unable to fulfill their lease commitments. A provision for bad debt (or expected credit loss) is taken for all anticipated collectability risks. The Company also manages credit risk by performing resident underwriting due diligence during the leasing process. As at December 31, 2023, the Company had rent receivables of $3,083 (December 31, 2022 – $3,581), net of bad debt, which adequately reflects the Company's credit risk.

TRICON RESIDENTIAL 2023 ANNUAL REPORT 131

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended December 31, 2023
(in thousands of U.S. dollars, except per share amounts and percentage amounts)

Liquidity risk

The real estate industry is highly capital intensive. Liquidity risk is the risk that the Company may have difficulty in meeting obligations associated with its financial liabilities as they fall due. Liquidity risk also includes the risk of not being able to liquidate assets in a timely manner at a reasonable price. The Company's liquidity risk management includes maintaining sufficient cash on hand and the availability of funding through an adequate amount of committed credit facilities, as well as performing periodic cash flow forecasts to ensure the Company has sufficient cash to meet operational and financing costs. The Company's primary source of liquidity consists of cash and other financial assets, net of deposits and other associated liabilities, and undrawn available credit facilities. Cash flow generated from operating the rental property portfolio represents the primary source of liquidity used to service the interest on the property-level debt and fund direct property operating expenses, as well as reinvest in the portfolio through capital expenditures.

The Company is subject to the risks associated with debt financing, including the ability to refinance indebtedness at maturity. The Company believes these risks are mitigated through the use of long-term debt secured by high-quality assets, by maintaining certain debt levels that are set by management, and by staggering maturities over an extended period.

The following tables present the contractual maturities of the Company's financial liabilities at December 31, 2023 and December 31, 2022, excluding remaining unamortized deferred financing fees and debt discount:

(in thousands of U.S. dollars) As at December 31, 2023	Due on demand and in 2024	From 2025 to 2026	From 2027 to 2028	2029 and thereafter	Total
Liabilities					
Debt[1]	$ 309,116	$ 2,995,746	$ 2,554,837	$ –	$ 5,859,699
Other liabilities	–	14,647	11,286	14,402	40,335
Limited partners' interests in single-family rental business	–	915,983	1,106,088	278,223	2,300,294
Derivative financial instruments	–	–	–	53,788	53,788
Due to Affiliate	–	–	–	295,325	295,325
Amounts payable and accrued liabilities	150,221	–	–	–	150,221
Resident security deposits	85,196	–	–	–	85,196
Dividends payable	15,856	–	–	–	15,856
Total	**$ 560,389**	**$ 3,926,376**	**$ 3,672,211**	**$ 641,738**	**$ 8,800,714**

(1) The contractual maturities reflect the maturity dates after all extensions have been exercised. The Company intends to exercise the extension options available on all loans.

(in thousands of U.S. dollars) As at December 31, 2022	Due on demand and in 2023	From 2024 to 2025	From 2026 to 2027	2028 and thereafter	Total
Liabilities					
Debt[1]	$ 757,135	$ 1,949,405	$ 2,529,240	$ 542,457	$ 5,778,237
Other liabilities	–	10,370	8,620	15,534	34,524
Limited partners' interests in single-family rental business	–	–	851,416	845,456	1,696,872
Derivative financial instruments	–	–	–	51,158	51,158
Due to Affiliate	–	–	–	295,325	295,325
Amounts payable and accrued liabilities	138,273	–	–	–	138,273
Resident security deposits	79,864	–	–	–	79,864
Dividends payable	15,861	–	–	–	15,861
Total	**$ 991,133**	**$ 1,959,775**	**$ 3,389,276**	**$ 1,749,930**	**$ 8,090,114**

(1) The contractual maturities reflect the maturity dates after all extensions have been exercised. The Company intends to exercise the extension options available on all loans.

TRICON RESIDENTIAL 2023 ANNUAL REPORT 132

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended December 31, 2023
(in thousands of U.S. dollars, except per share amounts and percentage amounts)

The future repayments of principal and interest on financial liabilities are as follows, excluding remaining unamortized deferred financing fees and debt discount:

(in thousands of U.S. dollars) As at December 31, 2023	Due on demand and in 2024	From 2025 to 2026	From 2027 to 2028	2029 and thereafter	Total
Principal					
Debt[1,2]	$ 309,116	$ 2,995,746	$ 2,554,837	$ –	$ 5,859,699
Due to Affiliate[4]	–	–	–	295,325	295,325
Interest					
Debt[1,3]	274,567	378,948	159,023	–	812,538
Due to Affiliate[4]	16,981	33,962	37,375	100,771	189,089
Total	**$ 600,664**	**$ 3,408,656**	**$ 2,751,235**	**$ 396,096**	**$ 7,156,651**

(1) Certain mortgages' principal and interest repayments were translated to U.S. dollars at the period-end exchange rate.

(2) The contractual maturities reflect the maturity dates after all extensions have been exercised. The Company intends to exercise, where appropriate, the extension options available on all loans.

(3) For floating-rate debt facilities, the future interest payments are calculated using the prevailing floating interest rates at the period-end date.

(4) Reflects the contractual maturity date of September 3, 2032.

The details of the net liabilities are shown below:

(in thousands of U.S. dollars)	December 31, 2023	December 31, 2022
Cash	$ 170,739	$ 204,303
Restricted cash	49,618	–
Amounts receivable	27,962	24,984
Prepaid expenses and deposits	23,635	37,520
Current assets	**271,954**	**266,807**
Amounts payable and accrued liabilities	150,221	138,273
Resident security deposits	85,196	79,864
Dividends payable	15,856	15,861
Current portion of long-term debt	309,116	757,135
Current liabilities	**560,389**	**991,133**
Net current liabilities	**$ (288,435)**	**$ (724,326)**

During the year ended December 31, 2023, the change in the Company's liquidity resulted in a working capital deficit of $288,435 (2022 – deficit of $724,326). The working capital deficit is predominantly driven by the term loan of $296,256 coming due in April 2024. The Company has an option to extend the maturity of the term loan to October 2024 and is actively working with the lender to further extend the term of this facility beyond 2024.

As of December 31, 2023, there was $170,000 outstanding under the corporate credit facility (December 31, 2022 – nil) and $330,000 (December 31, 2022 – $500,000) of the corporate credit facility remained available to the Company. During the year ended December 31, 2023, the Company received distributions of $29,428 (2022 – $51,372) from its investments.

TRICON RESIDENTIAL 2023 ANNUAL REPORT 133

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended December 31, 2023
(in thousands of U.S. dollars, except per share amounts and percentage amounts)

36. CAPITAL MANAGEMENT

The Company's objectives when managing capital are: (i) to safeguard its ability to meet financial obligations and growth objectives, including future acquisitions; (ii) to provide an appropriate return to its shareholders; and (iii) to maintain an optimal capital structure that allows multiple financing options, should a financing need arise. The Company's capital consists of debt (including credit facilities, term loans, mortgages, securitizations and Due to Affiliate), cash and shareholders' equity. In order to maintain or adjust the capital structure, the Company manages equity as capital and may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or subsidiary entity interests, repurchase and cancel shares or sell assets.

As of December 31, 2023, the Company was in compliance with all financial covenants in its debt facilities (Note 19).

37. SUPPLEMENTARY CASH FLOW DETAILS

The details of the adjustments for non-cash items presented in operating activities of the cash flow statement are shown below:

(in thousands of U.S. dollars)

For the years ended December 31	2023	2022
Fair value gain on rental properties (Note 6)	$ (210,936)	$ (858,987)
Fair value loss on Canadian development properties (Note 9)	–	440
Unrealized loss (gain) on derivative financial instruments (Note 21)	20,085	(184,809)
Income from investments in U.S. residential developments (Note 10)	(30,773)	(16,897)
Income from equity-accounted investments in multi-family rental properties (Note 7)	(5,297)	(1,550)
Income from equity-accounted investments in Canadian residential developments (Note 8)	(4,348)	(11,198)
Gain on Bryson MPC Holdings LLC disposition (Note 17)	–	(5,060)
(Gain) loss on debt modification and extinguishment (Note 19)	(1,326)	6,816
Amortization and depreciation expense (Note 24, 25)	17,794	15,608
Deferred income taxes (Note 14)	25,899	189,179
Net change in fair value of limited partners' interests in single-family rental business (Note 26)	145,497	297,381
Amortization of debt discount and financing costs (Note 22)	23,239	18,116
Interest on lease obligation (Note 22)	1,242	1,168
Long-term incentive plan (Note 31)	6,969	17,015
Annual incentive plan (Note 31)	28,702	27,201
Performance fees expense (Note 32)	2,550	35,854
Non-cash impact related to debt modification	(3,934)	–
Unrealized foreign exchange loss (gain)	6,752	(4,238)
Adjustments for non-cash items	**$ 22,115**	**$ (473,961)**

The following table presents the changes in non-cash working capital items for the periods ended December 31, 2023 and December 31, 2022.

(in thousands of U.S. dollars)

For the years ended December 31	2023	2022
Amounts receivable	$ (2,978)	$ (4,993)
Prepaid expenses and deposits	13,885	(4,574)
Resident security deposits	5,332	23,079
Amounts payable and accrued liabilities	11,948	48,169
Deduct non-cash working capital items from discontinued operations	–	(43,114)
Changes in non-cash working capital items	**$ 28,187**	**$ 18,567**

TRICON RESIDENTIAL 2023 ANNUAL REPORT 134

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended December 31, 2023
(in thousands of U.S. dollars, except per share amounts and percentage amounts)

38. FINANCING ACTIVITIES

			Non-cash changes				
(in thousands of U.S. dollars)	As at December 31, 2022	Cash flows	Foreign exchange movement	Fair value changes	Additions/ (Dispositions)	Other[1]	As at December 31, 2023
Term loan[2]	$ 219,737	$ 81,521	$ –	$ –	$ (1,326)	$ (3,934)	$ 295,998
Securitization debt 2017-2	345,311	(345,626)	–	–	–	315	–
Warehouse credit facility 2022	–	153,272	–	–	–	4	153,276
Securitization debt 2018-1	302,359	(19,973)	–	–	–	144	282,530
Securitization debt 2020-2	420,274	(19,356)	–	–	–	1,121	402,039
Securitization debt 2023-2	–	333,199	–	–	–	111	333,310
SFR JV-1 securitization debt 2019-1	328,196	(971)	–	–	–	1,273	328,498
SFR JV-1 securitization debt 2020-1	546,713	(441)	–	–	–	1,749	548,021
SFR JV-1 securitization debt 2021-1	674,919	(33)	–	–	–	2,281	677,167
SFR JV-2 subscription facility	408,299	(408,299)	–	–	–	–	–
SFR JV-2 warehouse credit facility	389,716	(374,188)	–	–	–	1,927	17,455
SFR JV-2 term loan	386,701	105,994	–	–	–	1,041	493,736
SFR JV-2 securitization debt 2022-1	522,934	(216)	–	–	–	1,742	524,460
SFR JV-2 securitization debt 2022-2	342,069	(314)	–	–	–	1,033	342,788
SFR JV-2 securitization debt 2023-1	–	396,441	–	–	–	1,837	398,278
SFR JV-2 delayed draw term loan	193,126	(136)	–	–	–	266	193,256
SFR JV-HD subscription facility	126,814	(126,814)	–	–	–	–	–
SFR JV-HD warehouse credit facility	488,205	(226,934)	–	–	–	993	262,264
JV-HD term loan A	–	148,753	–	–	–	201	148,954
JV-HD term loan B	–	148,752	–	–	–	202	148,954
The Shops of Summerhill mortgage	15,973	(219)	373	–	–	35	16,162
Construction facility	5,032	23,152	593	–	–	–	28,777
Corporate office mortgages	12,717	(356)	263	–	–	–	12,624
Corporate credit facility	(911)	170,000	–	–	–	364	169,453
Due to Affiliate	256,824	–	–	–	–	5,598	262,422
Derivative financial instruments[3]	51,158	–	–	2,630	–	–	53,788
Limited partners' interests in single-family rental business	1,696,872	457,925	–	145,497	–	–	2,300,294
Lease obligations	33,644	(5,848)	–	–	11,884	1,489	41,169
Total liabilities from financing activities	**$ 7,766,682**	**$ 489,285**	**$ 1,229**	**$ 148,127**	**$ 10,558**	**$ 19,792**	**$ 8,435,673**

(1) Includes amortization of transaction costs and debt discount and interest on lease obligations.

(2) During the year ended December 31, 2023, the non-cash changes for the term loan includes a gain on debt modification of $1,326 as described in Note 19.

(3) The interest rate cap component included in the derivative financial instruments was an asset of $7,380 as at December 31, 2023 and as a result is excluded from the above table and classified as an asset on the consolidated balance sheet.

TRICON RESIDENTIAL 2023 ANNUAL REPORT 135

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended December 31, 2023
(in thousands of U.S. dollars, except per share amounts and percentage amounts)

			Non-cash changes				
(in thousands of U.S. dollars)	As at December 31, 2021	Cash flows	Foreign exchange movement	Fair value changes	Additions/ (Dispositions)	Other[1]	As at December 31, 2022
Term loan[2]	$ 220,197	$ (5,565)	$ –	$ –	$ 5,105	$ –	$ 219,737
Securitization debt 2017-2	357,991	(12,983)	–	–	–	303	345,311
Securitization debt 2018-1	310,995	(8,779)	–	–	–	143	302,359
Securitization debt 2020-2	431,684	(12,531)	–	–	–	1,121	420,274
SFR JV-1 securitization debt 2019-1	327,424	(501)	–	–	–	1,273	328,196
SFR JV-1 securitization debt 2020-1	544,964	–	–	–	–	1,749	546,713
SFR JV-1 securitization debt 2021-1	673,653	(978)	–	–	–	2,244	674,919
SFR JV-2 subscription facility	348,529	58,614	–	–	–	1,156	408,299
SFR JV-2 warehouse credit facility	489,321	(101,054)	–	–	–	1,449	389,716
SFR JV-2 term loan	–	386,442	–	–	–	259	386,701
SFR JV-2 securitization debt 2022-1	–	521,675	–	–	–	1,259	522,934
SFR JV-2 securitization debt 2022-2	–	341,584	–	–	–	485	342,069
SFR JV-2 delayed draw term loan	–	193,034	–	–	–	92	193,126
SFR JV-HD subscription facility	99,543	26,845	–	–	–	426	126,814
SFR JV-HD warehouse credit facility	64,971	422,385	–	–	–	849	488,205
Land loan	22,086	(21,935)	(151)	–	–	–	–
The Shops of Summerhill mortgage	12,113	4,026	(176)	–	–	10	15,973
Construction facility	–	5,015	17	–	–	–	5,032
Corporate office mortgages	13,962	(390)	(855)	–	–	–	12,717
Corporate credit facility	–	(1,063)	–	–	–	152	(911)
Due to Affiliate[3]	256,362	–	–	–	(4,675)	5,137	256,824
Derivative financial instruments[4]	230,305	–	–	(175,848)	–	(3,299)	51,158
Limited partners' interests in single-family rental business	947,452	452,039	–	297,381	–	–	1,696,872
Lease obligations	30,792	(3,070)	–	–	4,619	1,303	33,644
Total liabilities from financing activities	**$ 5,382,344**	**$ 2,242,810**	**$ (1,165)**	**$ 121,533**	**$ 5,049**	**$ 16,111**	**$ 7,766,682**

(1) Includes amortization of transaction costs and debt discount and interest on lease obligations.

(2) During the year ended December 31, 2022, the non-cash changes for the term loan include loss on debt modification of $6,816 as described in Note 19, net of modification impact amortization of $1,711.

(3) During the year ended December 31, 2022, the Company settled $4,675 of the principal balance Due to Affiliate through the issuance of 554,832 common shares (Note 20).

(4) The interest rate cap component included in the derivative financial instruments was an asset of 10,358 as at December 31, 2022 and as a result is excluded from the above table and classified as an asset on the consolidated balance sheet. For the year ended December 31, 2022, non-cash change for derivative financial instruments represents $3,299 of fair value converted to common shares upon the conversion of 4,675 preferred units (Note 20).

TRICON RESIDENTIAL 2023 ANNUAL REPORT 136

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS for the year ended December 31, 2023 (in thousands of U.S. dollars, except per share amounts and percentage amounts) 137TRICON RESIDENTIAL 2023 ANNUAL REPORT 39. INDEMNIFICATION Pursuant to Indemnification Agreements with certain General Partners of Limited Partnerships managed by the Company and certain shareholders of the Company (who are also officers and directors of the Company), the Company has agreed to indemnify the General Partners and those shareholders and, where applicable, any of their directors, officers, agents and employees (collectively, the Indemnified Parties) for any past, present or future amounts paid or payable by any of the Indemnified Parties to the Limited Partnership in the form of a capital contribution or clawback guarantee relating to performance fees for any claim or obligation, as set out in the Limited Partnership Agreements. These indemnification agreements do not pertain to any executive compensation arrangements, or to any clawback rules, including those promulgated by any securities regulatory agency or stock exchange. There are no amounts payable in respect of this indemnification as of December 31, 2023 (December 31, 2022 – nil). 40. SUBSEQUENT EVENTS Arrangement Agreement On January 19, 2024, the Company announced that it had entered into the Arrangement Agreement under which BREP X together with BREIT will acquire all outstanding common shares of the Company and each holder of common shares (other than Blackstone and dissenting shareholders) will be entitled to receive $11.25 per common share in cash. The Go-Private Transaction is structured as a statutory plan of arrangement under the Business Corporations Act (Ontario). The completion of the Go-Private Transaction is expected to occur in the second quarter of 2024 and is subject to customary closing conditions, including court approval, the approval of Tricon shareholders (in accordance with the requirements of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions) and regulatory approval under the Canadian Competition Act (which was obtained on February 19, 2024) and Investment Canada Act. Subject to and upon completion of the Go-Private Transaction, the Company expects that the common shares will no longer be listed on the NYSE or TSX and that the Company will apply to cease to be a reporting issuer under applicable Canadian securities laws. As of the announcement date, BREIT Shareholder owned 6,815,242 common shares and 240,000 Preferred Units (Note 20) that are exchangeable into 28,235,294 common shares, which represented approximately 11% of all outstanding common shares of the Company, assuming conversion of all Preferred Units. Pursuant to the support agreement entered into in connection with the Go-Private Transaction, BREIT Shareholder exchanged 180,000 of its Preferred Units for 21,308,382 common shares of the Company on February 9, 2024 (see Note 20). As of the date hereof, BREIT Shareholder owns 28,123,624 common shares and 60,000 Preferred Units. Pursuant to the support agreement, BREIT Shareholder agreed to exchange the balance of its Preferred Units into common shares prior to the closing of the Go-Private Transaction. The Arrangement Agreement provides for, among other things, customary representations, warranties and covenants, including customary non-solicitation covenants from Tricon, subject to the ability of the Company’s board to accept a superior proposal in certain circumstances, with a “right to match” in favor of Blackstone, and conditioned upon payment of a $122,750 termination fee to Blackstone, except that the termination fee will be reduced to $61,250 if the Arrangement Agreement is terminated by the Company prior to March 3, 2024 in order to enter into a definitive agreement providing for the implementation of a superior proposal. In certain circumstances, Blackstone will be required to pay a $526,000 reverse termination fee to Tricon upon the termination of the Arrangement Agreement. Completion of the Go-Private Transaction is subject to various closing conditions, including obtaining court approval and certain regulatory approvals and the approval of the Company’s shareholders in accordance with the requirements of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions. As part of the Go-Private Transaction, Tricon intends that during the pendency of the Go-Private Transaction its regular quarterly dividend will not be declared and it has agreed that the DRIP will be suspended. Tricon intends to continue paying quarterly distributions on the Preferred Units in accordance with the terms of the Transaction Documents. If the Arrangement Agreement is terminated, the Company intends to resume declaring and paying regular quarterly dividends on the common shares and to reinstate its DRIP.

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Corporate Information

BOARD OF DIRECTORS

David Berman
Executive Chairman & Co-Founder

Ira Gluskin
Independent Director

Gary Berman
President & Chief Executive Officer, Director

Michael Knowlton
Independent Chair of the Audit Committee

Frank Cohen
Independent Director

Siân M. Matthews
Independent Chair of the Compensation, Nominating & Corporate Governance Committee

Camille Douglas
Independent Director

Geoff Matus
Director & Co-Founder

Renée Lewis Glover
Independent Director

Peter D. Sacks
Independent Lead Director

MEDIA CONTACT

Tara Tucker
Senior Vice President, Corporate and Public Affairs
mediarelations@triconresidential.com

SHAREHOLDER INFORMATION

Exchange and Symbol
NYSE: TCN / TSX: TCN

Corporate Head Office
7 St. Thomas Street, Suite 801
Toronto, Ontario M5S 2B7

Auditors
PricewaterhouseCoopers LLP
Toronto, Ontario

Legal Counsel
Goodmans LLP, Toronto, Ontario

Paul, Weiss, Rifkind, Wharton & Garrison LLP
New York, New York

Transfer Agent
TSX Trust Company
100 Adelaide Street West
Toronto, Ontario M5H 4H1
1 866 393 4891
www.tsxtrust.com

INVESTOR RELATIONS CONTACTS

Wissam Francis
Executive Vice President & Chief Financial Officer
ir@triconresidential.com

Wojtek Nowak
Managing Director, Capital Markets
ir@triconresidential.com

Charlotte Thuot Kucyi
Senior Manager, Investor Relations
ir@triconresidential.com

TRICON RESIDENTIAL 2023 ANNUAL REPORT 138

Building Communities, Connecting Lives. 7 St. Thomas Street, Suite 801 Toronto, Ontario M5S 2B7 T 416 925 7228 www.triconresidential.com UNTIL NEXT TIME